                                                 PURSUANT TO RULE 424(b)(3)
                                                 REGISTRATION NO. 333-55857
                                                 REGISTRATION NO. 333-55857-01



                               OFFER TO EXCHANGE

                                ALL OUTSTANDING
                          8 3/4% SENIOR NOTES DUE 2008
                  ($130,000,000 PRINCIPAL AMOUNT OUTSTANDING)

                                      FOR

                     8 3/4% SERIES B SENIOR NOTES DUE 2008
                                       OF
                             AMERISTEEL CORPORATION

     The Exchange Offer will expire at 5:00 p.m., New York City time on August 31, 1998, unless extended.

     AmeriSteel Corporation, a Florida corporation (the "Company"), hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (the "Letter of Transmittal"), to exchange its 8 3/4% Series B Senior Notes Due 2008 (the "New Notes" and "Exchange Notes"), in an offering which has been registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a Registration Statement on Form S-4 (together with any amendments thereto, the "Registration Statement") of which this Prospectus constitutes a part, for an equal principal amount of its outstanding 8 3/4% Senior Notes Due 2008 (the "Old Notes"), of which an aggregate of $130,000,000 in principal amount is outstanding as of the date hereof (the "Exchange Offer"). The New Notes and the Old Notes are sometimes referred to herein collectively as the "Notes." The form and terms of the New Notes will be the same as the form and terms of the Old Notes except that the New Notes will not bear legends restricting the transfer thereof. The New Notes will be obligations of the Company entitled to the benefits of the Indenture, dated as of April 3, 1998 (the "Indenture"), by and among the Company, as issuer, each of the Company's Restricted Subsidiaries (the "Subsidiary Guarantors"), as Guarantors, and State Street Bank and Trust Company, as Trustee (the "Trustee"), relating to the Notes. See "Description of the New Notes." Following the completion of the Exchange Offer, none of the New Notes will be entitled to any rights under the Registration Rights Agreement, dated as of March 30, 1998 (the "Registration Rights Agreement"), by and among the Company and the initial purchaser (the "Initial Purchaser") named therein.

     SEE "RISK FACTORS" BEGINNING ON PAGE 16 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN EVALUATING AN INVESTMENT IN THE NEW NOTES.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
    PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------

THE EXCHANGE OFFER IS NOT BEING MADE TO, NOR WILL THE COMPANY ACCEPT SURRENDERS
    FOR EXCHANGE FROM, HOLDERS OF OLD NOTES IN ANY JURISDICTION IN WHICH THE EXCHANGE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE
               SECURITIES OR BLUE SKY LAWS OF SUCH JURISDICTION.

                 The date of this Prospectus is July 30, 1998.

                             AVAILABLE INFORMATION

     The Company has filed the Registration Statement with the Securities and Exchange Commission (the "Commission") under the Securities Act with respect to the New Notes. This Prospectus, which constitutes a part of the Registration Statement, omits certain information contained in the Registration Statement and reference is made to the Registration Statement and the exhibits and schedules thereto for further information with respect to the Company and the New Notes offered hereby. This Prospectus contains summaries of the material terms and provisions of certain documents and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such summary is qualified in its entirety by such reference.

                            NOTICE TO BROKER-DEALERS

     Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, starting on the Expiration Date (as defined herein) and ending on the close of business one year after the Expiration Date, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "The Exchange Offer -- Plan of Distribution."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, all references in this Prospectus to the "Company" shall be deemed to refer to AmeriSteel Corporation and its wholly-owned subsidiary, AmeriSteel Finance, Inc., and all references to fiscal years are to the Company's fiscal years ended on March 31.

                                  THE COMPANY

     The Company operates four non-union minimills located in the southeastern U.S. that produce steel concrete reinforcing bars ("rebar"), light structural shapes such as rounds, squares, flats, angles and channels ("merchant bars") and, to a lesser extent, wire rod ("rods") and billets (which are semi-finished steel products). The Company also operates 13 rebar fabricating plants strategically located in close proximity to its mills. The Company estimates that it currently has annual steel melting capacity of 2.0 million tons per year and finished product rolling capacity of 1.8 million tons per year. The Company believes that it is the second largest producer and the largest fabricator of rebar in the U.S.

     The Company's minimills use electric arc furnaces to melt recycled scrap steel. The molten steel is then cast into long strands called billets in a continuous casting process. Billets are then reheated and rolled into rebar, merchant bars and rods. The Company's fabricating plants further process approximately 40% of the Company's mill rebar production to meet specific contractor specifications. Rebar is used primarily for strengthening concrete in highway and building construction and other construction applications. Merchant bars are used in a wide variety of applications including floor and roof joists, transmission towers, and farm equipment. Rods are used in a variety of applications, including the manufacture of welded wire fabric and nails.

     For the twelve months ended March 31, 1998, the Company had net sales and EBITDA (as defined herein) of $664.6 million and $100.6 million, respectively.

     In late 1992, the Company was purchased by Kyoei Steel Ltd. ("Kyoei"), a private Japanese minimill company engaged in the manufacture of commodity grade steel products, primarily rebar and merchant bar products. Kyoei, founded in 1947, operates four minimills in Japan and a rolling mill in Vietnam with a total annual rebar and merchant bar rolling capacity of 2.5 million tons. The Company has benefitted from access to Kyoei's operating, engineering and technical expertise.

     The Company's headquarters are located at 5100 W. Lemon Street, Suite 312, Tampa, Florida 33609, and its telephone number is (813) 286-8383.

                                  THE INDUSTRY

     According to industry sources, United States market demand for rebar was approximately 6.3 million tons in calendar 1996. The Company believes that it is the second largest producer of rebar in the U.S. and estimates it has approximately a 13% share of the U.S. rebar market and approximately a 20% share in the eastern two-thirds of the U.S. According to industry sources, the U.S. market for merchant and other light structural shape bars was estimated to be approximately 8.6 million tons in calendar 1996. The Company estimates that it has approximately a 6% share of this market. For the twelve months ended March 31, 1998, approximately 24% of the Company's net sales were derived from fabricated rebar, 27% from stock rebar (rebar produced by the mills and sold to third parties), 33% from merchant bars, 5% from rods and 11% from semi-finished billets.

     The minimill industry is composed of two types of competitors: multi-mill operators and stand-alone minimills. The Company believes that recent growth in the industry (through acquisitions as well as capital expenditures) has been driven by multi-mill operations because stand-alone minimills have not generally been able to achieve the economies of scale or had access to the financial resources to make the investments that larger operators have. The Company believes that further industry consolidation will continue given the significant advantages available to multi-mill operators. Accordingly, the Company is actively investigating potential acquisition opportunities.

                             COMPETITIVE STRENGTHS

     The primary focus of the Company's business strategy is to continue to be a low cost producer of rebar and merchant bar products in the U.S. and to further grow its business including through acquisitions of steel producing and related assets. The Company believes that the following competitive strengths are key elements of this strategy:

          DEMONSTRATED COST CONTROL. Since 1994, the Company has reduced its costs of converting scrap steel to finished steel products ("conversion costs") from $146 per ton to $129 per ton for the twelve months ended March 31, 1998. The Company has achieved these cost reductions through its mill modernization program, high mill utilization, access to competitively priced electric power at its Tennessee and North Carolina mills, and labor incentive programs designed to maximize productivity. In addition, since 1994, the Company has closed unprofitable operations and divested non-core activities. The Company currently has initiatives in place that it believes will further reduce its conversion costs.

          MODERNIZED PRODUCTION EQUIPMENT IN ATTRACTIVE LOCATIONS. Since 1992, the Company has invested approximately $123 million in mill modernization, including major projects at its Jackson, Tennessee, Jacksonville, Florida and Charlotte, North Carolina mills. The Company believes its recent mill modernization program will lower conversion costs and increase capacity utilization, enhance merchant bar quality and broaden its merchant bar product range. The southeastern U.S. (where all the Company's mills are located) accounts generally for more than one-fourth of U.S. rebar consumption and, due to mild wintertime weather conditions, demonstrates less seasonal demand fluctuations than more northern regions of the U.S. Because of the high cost of freight relative to the value of the Company's products, competition from non-regional producers is limited.

          MOTIVATED, NON-UNION LABOR FORCE. The Company employs a non-union workforce of approximately 1,900 employees. The Company's compensation programs are designed to allow employees to earn significant incentive bonuses (approximately one-fifth of their total compensation) based on production volumes, sales volumes, cost targets or return on capital employed. These programs have been successfully implemented by the current management team and have resulted in lower costs, higher productivity and increased profitability. Further incentive is provided through equity ownership plans. Approximately 57% of current employees have purchased stock in the Company, including Phillip E. Casey, Chairman and Chief Executive Officer, who beneficially owns approximately 10% of the outstanding shares of the Company's capital stock.

          STRONG MARKET POSITIONS. The Company believes that it is the second largest producer of rebar in the U.S. and estimates it has approximately a 13% share in the U.S. rebar market and approximately a 20% share in the eastern two-thirds of the U.S. In addition, the Company believes that it is the largest fabricator of rebar products in the U.S., with fiscal 1998 revenues of $168.7 million, or approximately 25% of the Company's sales. The Company believes its strong market position in both stock rebar shipments and fabricated rebar shipments provides it with competitive market intelligence and other advantages from vertical integration relative to its smaller competitors. The Company estimates it has approximately a 6% share of the U.S. market for merchant and other light structural shape bars. The Company believes it has opportunities to increase its market share in this market, which is generally less cyclical and more profitable than the rebar market. A recent independent survey has ranked the Company first in customer service and on-time delivery in the Company's principal product markets. As evidence of a high degree of customer satisfaction, the Company has had, on average, a relationship of at least 10 years with its top 25 customers.

                               THE PRIOR OFFERING

     The outstanding $130.0 million principal amount of Old Notes were sold by the Company to the Initial Purchaser on April 3, 1998 (the "Closing Date") pursuant to the Purchase Agreement among the Company and the Initial Purchaser (the "Prior Offering"). The Prior Offering was designed as a refinancing plan (the "Refinancing") to extend the maturities of the Company's outstanding long-term debt, increase shareholders' equity, reduce interest expense and improve operational and financial flexibility. The Refinancing includes (i) the Prior Offering, (ii) the redemption of the Company's $100,000,000 11 1/2 First Mortgage Notes due December 15, 2000 (the "First Mortgage Notes") and (iii) the repayment of $20 million of the Company's $40 million Subordinated Intercompany Note. The Initial Purchaser subsequently resold the Old Notes in reliance on Rule 144A under the Securities Act. The Company, the Subsidiary Guarantors and the Initial Purchaser also entered into the Registration Rights Agreement pursuant to which the Company granted certain registration rights for the benefit of the holders of the Old Notes. The Exchange Offer is intended to satisfy certain of the Company's obligations under the Registration Rights Agreement with respect to the Old Notes.

                               THE EXCHANGE OFFER

The Exchange Offer.........  The Company is offering upon the terms and subject to the conditions set forth herein and in the accompanying letter of transmittal, to exchange $1,000 in principal amount of its 8 3/4% Series B Senior Notes due 2008 for each $1,000 in principal amount of the outstanding Old Notes. As of the date of this Prospectus, $130.0 million in aggregate principal amount of the Old Notes is outstanding.

Expiration Date............  5:00 p.m., New York City time, on August 31, 1998 as the same may be extended.

Conditions of the Exchange
  Offer....................  The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange. The only condition to the Exchange Offer is the declaration by the Commission of the effectiveness of the Registration Statement of which this Prospectus constitutes a part.

Accrued Interest...........  The New Notes will bear interest at a rate equal to
                             8 3/4% per annum. Interest shall accrue from April 3, 1998 or from the most recent interest payment date with respect to the Old Notes to which interest was paid or duly provided for. See "Description of the Notes -- Principal, Maturity and Interest."

Procedures for Tendering
Old Notes..................  Unless a tender of Old Notes is effected pursuant to the procedures for book-entry transfer as provided herein, each holder desiring to accept the Exchange Offer must complete and sign the Letter of Transmittal, have the signature thereon guaranteed if required by the Letter of Transmittal, and mail or deliver the Letter of Transmittal, together with the Old Notes or a Notice of Guaranteed Delivery and any other required documents (such as evidence of authority to act, if the Letter of Transmittal is signed by someone acting in a fiduciary or representative capacity), to the Exchange

                             Agent (as defined herein) at the address set forth on the back cover page of this Prospectus prior to 5:00 p.m., New York City time, on the Expiration Date. Any beneficial owner of the Old Notes whose Old Notes are registered in the name of a nominee, such as a broker, dealer, commercial bank or trust company and who wishes to tender Old Notes in the Exchange Offer, should instruct such entity or person to promptly tender on such beneficial owner's behalf. See "The Exchange
                             Offer -- Procedures for Tendering."

Guaranteed Delivery
  Procedures...............  Holders of Old Notes who wish to tender their Old
                             Notes and (i) whose Old Notes are not immediately available or (ii) who cannot deliver their Old Notes or any other documents required by the Letter of Transmittal to the Exchange Agent prior to the Expiration Date (or complete the procedure for book-entry transfer on a timely basis), may tender their Old Notes according to the guaranteed delivery procedures set forth in the Letter of Transmittal. See "The Exchange Offer -- Guaranteed Delivery Procedures."

Acceptance of Old Notes and
  Delivery of New Notes....  Upon effectiveness of the Registration Statement of which this Prospectus constitutes a part and consummation of the Exchange Offer, the Company will accept any and all Old Notes that are properly tendered in the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date. The New Notes issued pursuant to the Exchange Offer will be delivered promptly after acceptance of the Old Notes. See "The Exchange Offer -- Terms of Exchange Offer."

Withdrawal Rights..........  Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. See "The Exchange
                             Offer -- Withdrawal of Tenders."

The Exchange Agent.........  State Street Bank and Trust Company is the exchange agent (in such capacity, the "Exchange Agent"). The address and telephone number of the Exchange Agent are set forth in "The Exchange Offer -- The Exchange Agent."

Fees and Expenses..........  All expenses incident to the Company's consummation of the Exchange Offer and compliance with the Registration Rights Agreement will be borne by the Company. The Company will also pay certain transfer taxes applicable to the Exchange Offer. See "The Exchange Offer -- Fees and Expenses."

Resales of the New Notes...  Based on existing interpretations by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that New Notes issued pursuant to the Exchange Offer to a holder in exchange for Old Notes may be offered for resale, resold and otherwise transferred by a holder (other than (i) a broker-dealer who purchased the Old Notes directly from the Company for resale pursuant to Rule 144A under the Securities Act or any other available exemption under the Securities Act or (ii) a person that is an affiliate of the Company within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such holder is acquiring the New Notes in the ordinary course of business and is not participating, and has no arrangement or understanding with any person to participate, in a distribution of the New Notes. Holders wishing to accept the Exchange Offer must represent to the Company, as required by the Registration Rights Agreement, that such conditions have been met. In addition, if such holder is not a broker-dealer, it must represent that it is not engaged in, and does not intend to engage in, a distribution of the New Notes. Each broker-dealer that receives New Notes in exchange for Old Notes, where such Old Notes were acquired by such broker as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. For a period of one year from the Expiration Date, the Company will make this Prospectus, as amended or supplemented available to any broker-dealer for use in connection with any such resale. See "The Exchange Offer -- General."

Effect of Not Tendering Old
  Notes for Exchange.......  Old Notes that are not tendered or that are not properly tendered will, following the expiration of the Exchange Offer, continue to be subject to the existing restrictions upon transfer thereof. The Company will have no further obligations to provide for the registration under the Securities Act of such Old Notes and such Old Notes will, following the expiration of the Exchange Offer, bear interest at the same rate as the New Notes. See "The Exchange Offer -- Interest on the New Notes."

Certain Federal Income Tax
  Consequences.............  The Company believes that the exchange pursuant to the Exchange Offer will not be a taxable event for federal income tax purposes.

                                   THE NOTES

Securities Offered.........  $130,000,000 aggregate principal amount of 8 3/4%
                             Series B Senior Notes due 2008.

Maturity Date..............  April 15, 2008.

Interest Payment Dates.....  April 15 and October 15, commencing October 15,
                             1998.

Optional Redemption........  The Notes will be redeemable at the Company's option, in whole or in part, at any time on or after April 15, 2003 at the redemption prices set forth herein, plus accrued and unpaid interest, if any, to the date of redemption. In addition, at any time on or prior to April 15, 2001, the Company may redeem up to 35% of the sum of (i) the initial aggregate principal amount of the Notes and (ii) the initial aggregate principal amount of any additional Notes with the net proceeds of one or more Public Equity Offerings (as defined herein) at a redemption price equal to 108.75% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption; provided that at least 65% of the initial aggregate principal amount of the Notes remains outstanding. See "Description of the Notes -- Optional Redemption."

Ranking....................  The Notes are senior unsecured obligations of the
                             Company, and will rank senior in right of payment to all other existing and future subordinated indebtedness of the Company and pari passu in right of payment with all obligations of the Company under the Revolving Credit Agreement (as defined herein) and all other existing and future unsubordinated indebtedness of the Company. However, borrowings under the Revolving Credit Agreement are secured by substantially all accounts receivable and inventories of the Company and, accordingly, the Notes will be effectively subordinated to the borrowings outstanding under the Revolving Credit Agreement to the extent of the value of the assets securing such borrowings. As of March 31, 1998, on a pro forma basis after giving effect to the Refinancing, the Company would have had approximately $69.6 million of senior indebtedness outstanding other than the Notes, of which $33.7 million would have been indebtedness secured under the Revolving Credit Agreement. The Indenture permits the Company and its subsidiaries to incur additional indebtedness (including secured indebtedness), subject to certain limitations. See "Description of the Notes."

Guarantees.................  The Notes are unconditionally guaranteed on a joint and several basis (the "Subsidiary Guarantees") by the Subsidiary Guarantors, subject to certain exceptions. The Subsidiary Guarantees rank senior to all existing and future subordinated indebtedness of the Subsidiary Guarantors and pari passu with all other unsubordinated indebtedness of the Subsidiary Guarantors, including the guarantees of indebtedness under the Revolving Credit Agreement. See "Description of the
                             Notes -- Subsidiary Guarantees."

Change of Control..........  Upon the occurrence of a Change of Control (as defined herein), the Company will be required to make an offer to repurchase all outstanding Notes at 101% of the principal amount thereof plus accrued and unpaid interest thereon to the date of repurchase. See

                             "Description of the Notes -- Repurchase at the Option of Holders -- Change of Control."

Covenants..................  The Indenture restricts, among other things, the
                             Company's ability to incur additional indebtedness, pay dividends or make certain other restricted payments, create certain liens, transfer assets to subsidiaries, issue preferred stock of subsidiaries and, enter into certain transactions with stockholders and affiliates, certain mergers and consolidations, and certain asset sales. The Indenture also limits restrictions on the ability of subsidiaries to make dividends and other distributions to the Company. See "Description of the Notes -- Certain Covenants."

Exchange Offer;
Registration Rights........  Pursuant to the Registration Rights Agreement, the
                             Company filed with the Commission, within 60 days following the Closing Date, and will use its best efforts to cause to become effective within 120 days of the Closing Date, a registration statement with respect to the Exchange Offer for a new issue of debt securities of the Company registered under the Securities Act, with terms substantially identical to those of the Notes. If the Exchange Offer is not permitted by applicable law or is not consummated within 150 days of the Closing Date, or in certain other circumstances, the Company will be required to provide a shelf registration statement with respect to resales of the Notes by the holders thereof. If the Company fails to satisfy these registration obligations, special interest will accrue and be payable on the Notes either temporarily or until the maturity date of the Notes. See "Exchange Offer -- Terms of the Exchange Offer."

Use of Proceeds............  The Company used the net proceeds from the Prior
                             Offering of $127 million to redeem the First
                             Mortgage Notes and will use the remaining proceeds to repay $20 million of the Company's Subordinated Intercompany Note and amounts owed under the Company's Revolving Credit Agreement and for general corporate purposes.

                             The Company will not receive any proceeds from the Exchange Offer.

     There has previously been only a limited secondary market, and no public market, for the Old Notes. The Old Notes are eligible for trading in the Private Offering, Resales and Trading through Automatic Linkages ("PORTAL") market. In addition, the Initial Purchaser has advised the Company that it currently intends to make a market in the New Notes; however, the Initial Purchaser is not obligated to do so and any market making activities may be discontinued by the Initial Purchaser at any time. Therefore, there can be no assurance that an active market for the New Notes will develop. If such a trading market develops for the New Notes, future trading prices will depend on many factors, including, among other things, prevailing interest rates, the Company's results of operations and the market for similar securities. Depending on such factors, the New Notes may trade at a discount from their face value. See "Risk
Factors -- Absence of Public Market for the Notes."

     The Old Notes were issued originally in global form (the "Global Old Note"). The Global Old Note was deposited with, or on behalf of, The Depository Trust Company (the "DTC") and registered in the name of Cede & Co., as nominee of DTC (such nominee being referred to herein as the "Global Note Holder"). The use of the Global Old Note to represent certain of the Old Notes permits DTC participants, and anyone holding a beneficial interest in an Old Note registered in the name of such a participant, to transfer interests in the Old Notes electronically in accordance with DTC's established procedures without the need to transfer a physical certificate. New Notes issued in exchange for the Global Old Note will also be issued initially as a note in global form (the "Global New Note" and, together with the Global Old Note, the "Global Notes") and deposited with, or on behalf of, DTC. After the initial issuance of the Global New Note, New Notes in certificated form will be issued in exchange for a holder's proportionate interest in the Global New Note only as set forth in the Indenture.

     Any Old Notes not tendered and accepted in the Exchange Offer will remain outstanding and will be entitled to all the same rights and will be subject to the same limitations applicable thereto under the Indenture (except for those rights which terminate upon consummation of the Exchange Offer). Following consummation of the Exchange Offer, the holders of Old Notes will continue to be subject to the existing restrictions upon transfer thereof and the Company will have no further obligation to such holders (other than to certain holders under certain limited circumstances) to provide for registration under the Securities Act of the Old Notes held by them. To the extent that Old Notes are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered Old Notes could be adversely affected.

     This Prospectus, together with the Letter of Transmittal is being sent to all registered holders of Old Notes as of July 31, 1998.

     The Company will not receive any proceeds from this Exchange Offer. Pursuant to the Registration Rights Agreement, the Company will bear certain registration expenses.

           SUMMARY HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL DATA

     The following table sets forth certain unaudited pro forma financial information and certain historical information of the Company. The following unaudited pro forma consolidated statement of operations of the Company for the year ended March 31, 1998 gives effect to the Prior Offering and the application of the proceeds therefrom, as if the Prior Offering had occurred on April 1, 1997. The following unaudited pro forma consolidated balance sheet data of the Company at March 31, 1998 gives effect to the Prior Offering and the application of the proceeds therefrom, as if the Prior Offering had occurred on March 31, 1998. The summary historical financial data for the year ended March 31, 1998 has been derived from, and should be read in conjunction with, the Company's audited consolidated financial statements, including the notes thereto, included elsewhere in this Prospectus, and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The unaudited summary pro forma financial information for the Company for the year ended March 31, 1998 is for illustrative purposes only and is not necessarily indicative of what the actual results of operations and financial position of the Company would have been as of and for the periods indicated, nor does it purport to represent the Company's future financial position and results of operations. Such unaudited summary pro forma financial information has been derived from, and should be read in conjunction with, the Company's unaudited pro forma consolidated financial statements, including the notes thereto.

                                                                                   PRO FORMA
                                                                           -------------------------
                                                               ACTUAL                     YEAR ENDED
                                                             FISCAL YEAR                  MARCH 31,
                                                                1998       ADJUSTMENTS       1998
                                                             -----------   ------------   ----------
                                                                     (DOLLARS IN THOUSANDS)
CONSOLIDATED STATEMENT OF OPERATIONS:
Net sales..................................................   $664,566            --       $664,566
Operating expenses:
  Cost of sales............................................    540,422            --        540,422
  Selling and administrative...............................     27,811            --         27,811
  Depreciation.............................................     19,494            --         19,494
  Amortization of goodwill.................................      4,130            --          4,130
                                                              --------       -------       --------
Income from operations.....................................     72,709            --         72,709
Other expenses:
  Interest.................................................     19,775        (1,407)(a)     18,368
  Amortization of deferred financing costs.................        652          (256)(b)        396
                                                              --------       -------       --------
                                                                20,427        (1,663)        18,764

Income before income taxes and extraordinary item..........     52,282         1,663         53,945
Income taxes...............................................     22,000           648(c)      22,648
                                                              --------       -------       --------
Income before extraordinary item...........................     30,282         1,015         31,297
Extraordinary item.........................................         --        (2,440)(d)     (2,440)
                                                              --------       -------       --------
Net income.................................................   $ 30,282       $(1,425)      $ 28,857
                                                              ========       =======       ========
Basic earnings (loss) per common share:
  Income before extraordinary item.........................   $   3.00       $  0.10       $   3.10
  Extraordinary item.......................................   $     --       $ (0.24)      $  (0.24)
  Net income...............................................   $   3.00       $ (0.14)      $   2.86
Diluted earnings (loss) per common share:
  Income before extraordinary item.........................   $   2.98       $  0.10       $   3.08
  Extraordinary item.......................................   $     --       $ (0.24)      $  (0.24)
  Net income...............................................   $   2.98       $ (0.14)      $   2.84
Basic weighted average shares outstanding (000s)...........     10,103                       10,103
Diluted weighted average shares outstanding (000s).........     10,174                       10,174
Cash dividends declared per common share...................   $   0.60       $    --       $   0.60
OTHER CONSOLIDATED FINANCIAL DATA AND SELECTED RATIOS:
EBITDA(1)..................................................   $100,556                     $100,556
EBITDA margin..............................................       15.1%                        15.1%
Capital expenditures.......................................   $ 21,107                     $ 21,107
Ratio of EBITDA to interest expense(2).....................        4.9x                         5.4x
Ratio of earnings to fixed charges(3)......................        3.4x                         3.6x
Ratio of total debt to EBITDA(4)...........................        2.2x                         2.2x
CONSOLIDATED BALANCE SHEET DATA (END OF PERIOD):
Current assets.............................................   $210,610                     $209,352
Current liabilities........................................     87,917                       86,574
Working capital............................................    122,693                      122,778
Total assets...............................................    562,130                      562,344
Long term debt.............................................    214,465                      218,123
Shareholders' equity.......................................    185,715                      183,614

---------------

(1) EBITDA represents income from operations plus depreciation, amortization and non-cash deferred compensation expense and excludes gains or losses from asset sales. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to service indebtedness and a similar measure is used in the Indenture to determine compliance with certain covenants. However, EBITDA should not be considered as an alternative to income from operations or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) and should not be construed as an indication of a company's operating performance or as a measure of liquidity.
(2) In calculating the ratio of EBITDA to interest expense, interest expense includes amortization of deferred financing costs (excluding the extraordinary item). See "Capitalization."
(3) In calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes and extraordinary item plus fixed charges. Fixed charges consist of interest incurred (which includes amortization of deferred financing costs (excluding the extraordinary item)) whether expensed or capitalized and one-third of rental expense, deemed representative of that portion of rental expense estimated to be attributable to interest.
(4) In calculating the ratio of total debt (long term plus short term) to EBITDA, total debt equals pro forma total debt as of March 31, 1998. See "Capitalization." EBITDA equals pro forma EBITDA for the year ended March 31, 1998.

                  NOTES TO UNAUDITED PRO FORMA FINANCIAL DATA

     The Unaudited Pro Forma Financial Data as of March 31, 1998 and for the year ended March 31, 1998 give effect to the following unaudited pro forma adjustments.

(a)  Adjust annual interest expense to reflect new debt structure consisting of the following: issuance of $130 million 8 3/4%
     Senior Notes, redemption of $100 million 11 1/2% First
     Mortgage Notes, payoff of $20 million Subordinated
     Intercompany Note, and use of remaining proceeds to lower
     outstanding borrowings under the Revolving Credit
     Agreement...................................................  $(2,063)
     To reflect one-time net interest costs associated with 41
     day period during which First Mortgage Notes may not be
     redeemed, and 90 day period before Subordinated Intercompany
     Note is paid off, partially offset by proceeds invested in
     overnight funds.............................................      656
                                                                   -------
     Net interest expense adjustment.............................  $(1,407)
                                                                   =======
(b)  Adjust amortization of deferred financing costs to reflect
     Senior Notes annual expense of $300,000 and savings of
     $556,000 related to First Mortgage Notes....................  $  (256)
                                                                   =======
(c)  Adjust income tax expense for adjustments in (a) & (b) notes
     at approximately 39% effective tax rate.....................  $   648
                                                                   =======
(d)  Record extraordinary item to reflect writeoff of unamortized deferred finance costs and call premium associated with
     redemption of the First Mortgage Notes, net of 39% effective tax benefit.................................................  $(2,440)
                                                                   =======

                      SUMMARY FINANCIAL AND OPERATING DATA

     The summary statement of operations and balance sheet data for the years presented are derived from the audited financial statements of the Company. The results for the year ended March 31, 1998 are not necessarily indicative of the results to be expected for the fiscal year ending March 31, 1999. Certain reclassifications have been made to the March 31, 1994 financial data to conform with the financial data of the other periods presented. The following financial data for the years presented are qualified in their entirety by reference to the more detailed Consolidated Financial Statements and Notes thereto, included elsewhere in this Prospectus, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                               YEAR ENDED MARCH 31,
                                                               ----------------------------------------------------
                                                                 1994       1995       1996       1997       1998
                                                               --------   --------   --------   --------   --------
                                                                (IN THOUSANDS, EXCEPT PER SHARE AND AVERAGE DATA)
STATEMENT OF OPERATIONS:
Net sales...................................................   $547,118   $639,908   $628,404   $617,289   $664,566
Operating expenses:
  Cost of sales.............................................    498,692    545,725    533,965    531,190    540,422
  Selling and administrative................................     27,293     29,959     29,605     29,068     27,811
  Depreciation..............................................     15,369     14,046     14,619     16,654     19,494
  Amortization of goodwill..................................      4,061      4,130      4,130      4,130      4,130
  Other operating expenses(1)...............................     10,920         --     16,013         --         --
                                                               --------   --------   --------   --------   --------
                                                                556,335    593,860    598,332    581,042    591,857
Income (loss) from operations...............................     (9,217)    46,048     30,072     36,247     72,709
Other expenses:
  Interest..................................................     21,027     23,330     22,000     19,473     19,775
  Amortization of deferred financing costs..................      2,552      2,863      1,956        934        652
                                                               --------   --------   --------   --------   --------
                                                                 23,579     26,193     23,956     20,407     20,427
Income (loss) before income taxes (benefit) & extraordinary
  item......................................................    (32,796)    19,855      6,116     15,840     52,282
Income taxes (benefit)......................................    (10,833)     9,354      3,996      7,788     22,000
                                                               --------   --------   --------   --------   --------
Income (loss) before extraordinary item.....................    (21,963)    10,501      2,120      8,052     30,282
Extraordinary item, net of income tax benefit(2)............       (748)        --         --         --         --
                                                               --------   --------   --------   --------   --------
Net income (loss)...........................................   $(22,711)  $ 10,501   $  2,120   $  8,052   $ 30,282
                                                               ========   ========   ========   ========   ========
Basic earnings (loss) per common share:
  Income (loss) before extraordinary item...................   $  (2.20)  $   1.05   $   0.21   $   0.80   $   3.00
  Extraordinary item........................................   $  (0.07)  $     --   $     --   $     --   $     --
  Net income (loss).........................................   $  (2.27)  $   1.05   $   0.21   $   0.80   $   3.00
Diluted earnings (loss) per common share:
  Income (loss) before extraordinary item...................   $  (2.20)  $   1.05   $   0.21   $   0.80   $   2.98
  Extraordinary item........................................   $  (0.07)  $     --   $     --   $     --   $     --
  Net income (loss).........................................   $  (2.27)  $   1.05   $   0.21   $   0.80   $   2.98
Cash dividends declared per common share....................   $     --   $     --   $     --   $     --   $    .60
                                                               ========   ========   ========   ========   ========
OTHER FINANCIAL DATA AND SELECTED RATIOS:
EBITDA(3)...................................................   $ 19,313   $ 65,574   $ 64,033   $ 58,323   $100,556
EBITDA margin...............................................        3.5%      10.2%      10.2%       9.4%      15.1%
Capital expenditures........................................   $ 18,193   $ 25,781   $ 36,894   $ 34,382     21,107
Ratio of EBITDA to interest expense(4)......................        0.8x       2.5x       2.7x       2.9x       4.9x
Ratio of earnings to fixed charges(5).......................          *        1.7x       1.2x       1.7x       3.4x
Ratio of total debt to EBITDA...............................       12.8x       4.0x       4.2x       4.1x       2.2x
BALANCE SHEET DATA (END OF PERIOD):
Current assets..............................................   $187,672   $223,444   $200,109   $182,519   $210,610
Current liabilities.........................................     76,006    102,080     85,588     73,792     87,917
Working capital.............................................    111,666    121,364    114,521    108,727    122,693
Total assets................................................    523,706    561,748    554,896    535,685    562,130
Long term debt..............................................    247,128    243,030    252,525    237,474    214,465
Shareholders' equity........................................    124,999    137,750    141,747    150,564    185,715

                                                                              YEAR ENDED MARCH 31,
                                                                 ----------------------------------------------
                                                                 1994      1995      1996      1997       1998
                                                                 -----     -----     -----     -----     ------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE AND AVERAGE
                                                                                     DATA)
SELECTED OPERATING DATA:
Shipped Tons
  Stock rebar...............................................       466       536       508       472        550
  Merchant bar..............................................       468       549       544       512        576
  Rod.......................................................       121       129       133       105         92
                                                                 -----     -----     -----     -----     ------
  Subtotal mill finished goods..............................     1,055     1,214     1,185     1,089      1,218
  Fabricated rebar..........................................       330       347       315       326        338
  Billets...................................................       263       141       175       281        172
                                                                 -----     -----     -----     -----     ------
  Total shipped tons........................................     1,648     1,702     1,675     1,696      1,728
                                                                 =====     =====     =====     =====     ======
Average mill finished goods prices (per ton)................      $310      $342      $337      $333       $351
Average yielded scrap cost (per ton)........................       119       130       131       130        133
Average metal spread (per ton)(6)...........................       191       212       206       203        218
Average mill conversion costs (per ton).....................       146       135       135       138        129

---------------

 *  Amount results in a deficiency.
(1) In the fiscal year ended March 31, 1994, the Company recorded a $10.3 million charge related to the closing of the Tampa melt shop and a $0.6 million charge related to closing the Fort Myers, Florida and Woodbridge, Virginia fabrication shop facilities. In the fiscal year ended March 31, 1996, the Company recorded a $15.0 million charge related to the closing of the Tampa rolling mill and a $1.0 million charge for the closure of other facilities.
(2) In the fiscal year ended March 31, 1994, the Company incurred a charge of $748,000, net of income tax benefits, as a result of redeeming $20 million of the 14.5% subordinated debentures at a premium of 6% or $1.2 million.
(3) EBITDA represents income from operations plus depreciation, amortization and non-cash deferred compensation expense and excludes gains or losses from asset sales and non-recurring charges. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to service indebtedness and a similar measure is used in the Indenture to determine compliance with certain covenants. However, EBITDA should not be considered as an alternative to income from operations or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) and should not be construed as an indication of a company's operating performance or as a measure of liquidity.
(4) In calculating the ratio of EBITDA to interest expense, interest expense includes amortization of deferred financing costs (excluding the extraordinary item).
(5) In calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes and extraordinary item plus fixed charges. Fixed charges consist of interest incurred (which includes amortization of deferred financing costs) whether expensed or capitalized and one-third of rental expense, deemed representative of that portion of rental expense estimated to be attributable to interest. Earnings were inadequate to cover fixed charges for fiscal 1994 by $7.6 million.
(6) Average metal spread equals average mill finished goods prices minus average yielded scrap cost.

                                  RISK FACTORS

     Before purchasing the Notes offered hereby, a prospective investor should consider the following specific factors, as well as the other information included in this Prospectus, in evaluating the Company, its business and the Notes.

SIGNIFICANT INDEBTEDNESS AND DEBT SERVICE

     The Company has significant outstanding indebtedness. As of March 31, 1998, on a pro forma basis after giving effect to the Refinancing, the Company would have had approximately $69.6 million of senior Indebtedness outstanding other than the Notes, of which $33.7 million would have been indebtedness secured under the Revolving Credit Agreement. See "Capitalization." In addition, subject to the limitations set forth in the Indenture, the Company and its subsidiaries could have incurred additional indebtedness, including up to an additional $61.1 million under the Revolving Credit Agreement. See "Selected Financial Data."

     The Company's leverage will have important consequences to the Holders, including the following: (i) the ability of the Company in the future to obtain additional financing for working capital, capital expenditures, acquisitions or other purposes may be limited; (ii) a significant portion of the Company's cash flow from operations will be required to meet the Company's debt service obligations, which will reduce the funds available to the Company for its operations and future business opportunities; (iii) the Company's degree of leverage may make it more vulnerable to a downturn in its business and may limit its ability to respond to price competition or changes in the economy generally; and (iv) the Company may not have sufficient funds to repay or refinance the Notes at maturity.

     The Company's ability to make scheduled payments on the principal of, or interest on, or to refinance, its indebtedness will depend on its future operating performance and cash flow, which are subject to prevailing economic conditions, prevailing interest rate levels, and financial, competitive, business and other factors, many of which are beyond its control, as well as the availability of borrowings under the Revolving Credit Agreement or successor agreements. However, based upon the current and anticipated level of operations, the Company believes that the amounts available from operating cash flows and funds available through its Revolving Credit Agreement will be sufficient to meet its expected operational cash needs, planned capital expenditures and expected dividend payments for the foreseeable future. There can be no assurance, however, that the Company's business will continue to generate cash flow at or above current levels. If the Company is unable to generate sufficient cash flow from operations in the future to service its indebtedness, it may be required to refinance all or a portion of its existing indebtedness, including the Notes, or to obtain additional financing. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained. The inability to obtain other additional financing could have a material adverse effect on the Company.

RESTRICTIVE COVENANTS AND ASSET ENCUMBRANCES

     The Revolving Credit Agreement and the Indenture contain numerous restrictive covenants, which limit the discretion of the management of the Company with respect to certain business matters. These covenants place significant restrictions on, among other things, the ability of the Company to incur additional indebtedness, to create liens or other encumbrances, to pay dividends or make other restricted payments, to make investments, loans and guarantees and to sell or otherwise dispose of a substantial portion of assets to, or merge or consolidate with, another entity. The Revolving Credit Agreement also contains a number of financial covenants that require the Company to meet certain financial ratios and tests and provide that a "change of control" will constitute an event of default. A failure to comply with the obligations contained in the Revolving Credit Agreement or the Indenture, if not cured or waived, could permit acceleration of the related indebtedness and acceleration of indebtedness under other instruments that contain cross-acceleration or cross-default provisions.

     In addition, the obligations of the Company under the Revolving Credit Agreement are secured by substantially all accounts receivable and inventory of the Company. As the Notes are unsecured, the Notes and the Subsidiary Guarantees will be effectively subordinated to the loans outstanding under the Revolving Credit Agreement and the guarantees by the subsidiaries of such loans, to the extent of the value of the assets securing such loans and guarantees. In the case of an event of default under the Revolving Credit Agreement, the lenders under the Revolving Credit Agreement would be entitled to exercise the remedies available to a secured lender under applicable law. If the Company were obligated to repay all or a significant portion of its indebtedness, there can be no assurance that the Company would have sufficient cash to do so or that the Company could successfully refinance such indebtedness. Other indebtedness of the Company that may be incurred in the future may contain financial or other covenants more restrictive than those applicable to the Revolving Credit Agreement or the Notes.

HIGHLY CYCLICAL INDUSTRY

     The domestic steel industry and the Company's business are highly cyclical in nature. The Company is particularly sensitive to the presence or absence of sustained economic growth and accompanying construction activity since rebar is used to reinforce concrete in the construction of high rise commercial buildings, highways, bridges and dams, and other public and private construction projects. Demand for the Company's merchant bar products is tied less to construction activity and more to general economic activity. Future economic downturns or a slowdown in construction activity could adversely affect the Company's results of operations and financial condition.

AVAILABILITY AND COST OF RAW MATERIALS

     The Company's principal raw material is ferrous scrap metal derived from, among other sources, junked automobiles, railroad cars, appliances and demolition scrap. Scrap comprised approximately 46% of the Company's cost of sales in fiscal 1998. The purchase price for scrap is subject to market forces beyond the control of the Company, including demand by domestic and foreign steel producers, freight costs, speculation by scrap brokers and other conditions. As minimills have steadily increased their share of supplying U.S. steel demand, demand for scrap has also increased.

     The ability to pass on increases in raw material prices to the Company's customers is, to a large extent, dependent on market conditions. There may be periods of time in which increases in raw material prices are not recoverable by the Company due to an inability to increase the selling prices of its products because of weakness in the demand for, or an oversupply of, such products. Increases in raw material prices, during such periods, may have a material adverse effect on the Company's results of operations and financial condition. See "Business -- Raw Materials."

     The Company buys substantially all of the scrap it requires through one broker, The David J. Joseph Company, which also operates shredders for the Company at the Jacksonville and Jackson mills. The Company believes that it could readily obtain adequate supplies of scrap, if warranted, from a number of other sources at competitive prices.

HIGHLY COMPETITIVE INDUSTRY; EXCESS PRODUCTION CAPACITY

     The domestic and foreign steel industries are characterized by intense competition. The Company competes primarily with domestic minimill producers of commodity grade steel bar products, although foreign competition can also be a factor depending on the level of domestic prices, foreign government subsidies and exchange rates. The Company competes primarily on the basis of price, product quality, and reliability of service and delivery. The Company believes that its competitive production costs, the proximity of its mills to major markets and customers, and its long-standing reputation for quality products and service will ensure its competitive position in the industry, although there can be no assurance that competition will not have an adverse effect in the future.

     Overall consumption of steel products in the U.S. has not grown with the economy as a whole during the past decade. Although the operations of domestic steel producers have been scaled back as a result of corporate reorganizations and bankruptcies, there still exists, taking into account current levels of imports and announced capacity additions, significant excess production capacity in the domestic steel industry as a whole. There can be no assurance that such excess production capacity will not have a material adverse effect on the Company's results of operation and financial condition.

SEASONALITY; VARIABILITY OF QUARTERLY RESULTS

     The Company has historically experienced and expects to continue to experience seasonal fluctuations in its revenues and net income. Revenues can fluctuate significantly between quarters due to factors such as the seasonal slowdown in the construction industry, which is an important market for the Company's finished steel products. In the past, the Company has generally experienced its lowest sales during the third and fourth quarters of its fiscal year.

DEPENDENCE ON SOUTHEASTERN MARKET

     Sales to customers in the southeastern U.S. in recent years have accounted for approximately one-third of the Company's total sales. Due to the relatively high transport costs associated with the delivery of the Company's products beyond this region, the Company does not believe that it can expand sales significantly outside of the region without the acquisition of additional facilities. Accordingly, the Company believes the economic condition of this regional market will continue to have a material effect on sales and profitability of the Company.

POTENTIAL COSTS OF ENVIRONMENTAL COMPLIANCE

     The Company is subject to federal, state and local laws and regulations governing the remediation of environmental contamination associated with past releases of hazardous substances and to extensive federal, state, and local laws and regulations governing discharges to the air and water as well as the handling and disposal of solid and hazardous wastes and employee health and safety (collectively, "Environmental Laws"). Governmental authorities have the power to enforce compliance with these requirements, and violators may be subject to civil or criminal penalties, injunctions or both. Third parties also may have the right to sue for damages to enforce compliance.

     The electric arc furnaces at each of the Company's four mills are classified as generators of hazardous waste because the melting operation produces dust containing heavy metals (principally zinc, lead, chromium and cadmium). The Company also owns or has owned properties, and conducts or has conducted operations at properties, which have been assessed as contaminated with hazardous or other regulated substances, or as otherwise requiring remedial action under Environmental Laws. Moreover, environmental legislation has been enacted, and may in the future be enacted, to create liability for past actions that were lawful at the time taken but that have been found to affect the environment and to create public rights of action for environmental conditions and activities. Under some of these Environmental Laws a company that has sent waste to a third party waste disposal site could be held liable for the entire cost of remediating such site regardless of fault or the lawfulness of the original disposal activity.

     Since April 1, 1994, the Company has spent approximately $34 million for remediation under Environmental Laws for certain on-site and off-site locations. The Company has estimated its potential costs for further remediation under Environmental Laws at on-site and off-site locations to be approximately $12.7 million and has included this amount in the Company's recorded liabilities as of March 31, 1998. Although the Company has established reserves for environmental remediation, there is no assurance regarding the cost of remedial action authorities might eventually require, or that additional environmental hazards, requiring further remedial expenditures, might not be assessed by these authorities or private parties. Accordingly the costs of remedial measures may exceed the amounts reserved. In addition, the Company may be subject to legal proceedings brought by private parties or governmental agencies with respect to environmental matters.

     Although it is the Company's policy to comply with all Environmental Laws and the Company believes that it is currently in material compliance with all Environmental Laws, there can be no assurance that material environmental liabilities will not be incurred by the Company in the future or that future compliance with Environmental Laws (whether those currently in effect or enacted in the future) will not require additional expenditures by the Company or require changes to the Company's current operations, any of which could have a material adverse effect on the Company's results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Compliance with Environmental Laws and Regulations" and "Note I to March 31, 1998 consolidated financial statements -- Environmental Matters."

INABILITY TO PURCHASE NOTES UPON A CHANGE OF CONTROL

     Upon a Change of Control (as defined in the Indenture), the Company is required to offer to repurchase all outstanding Notes at 101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase. In addition, a Change of Control would result in an event of default under the Revolving Credit Agreement, which could result in the acceleration of the Company's obligations thereunder. Any such requirement to offer to purchase outstanding Notes could also result in the Company having to refinance the indebtedness then outstanding under the Revolving Credit Agreement. There can be no assurance that sufficient funds will be available at the time of any Change of Control to make any required repurchases of Notes tendered or to refinance such indebtedness outstanding under the Revolving Credit Agreement, or that restrictions in the Revolving Credit Agreement will allow the Company to make such required repurchases of Notes. In addition, the Company could enter into certain transactions, including certain recapitalizations, that would not constitute a Change of Control but would increase the amount of debt outstanding at such time. See "Description of the Notes -- Repurchase at the Option of Holders -- Change of Control."

VOTING CONTROL BY PRINCIPAL STOCKHOLDER

     Kyoei, through its wholly owned subsidiary, FLS Holdings Inc. ("FLS"), is the beneficial owner of 9,000,000 shares of the Company's Class B Common Stock, which Class B Common Stock is entitled to two votes per share and will represent approximately 85.2% of the combined voting power of all classes of voting stock. As a result, Kyoei has, and will continue to have, sufficient voting power to elect the entire Board of Directors of the Company and, in general, to determine (without the consent of the Company's other stockholders) the outcome of any corporate transaction or other matters submitted to the stockholders for approval. In addition, pursuant to terms of the Company's Articles of Incorporation, additional shares of Class B Common Stock may be issued to Kyoei or its wholly-owned subsidiaries. See "Management" and "Principal Stockholders."

FRAUDULENT CONVEYANCE CONSIDERATIONS

     Each Subsidiary Guarantor's guarantee of the obligations of the Company under the Notes may be subject to review under relevant federal and state fraudulent conveyance statutes (the "Fraudulent Conveyance Statutes") in a bankruptcy, reorganization or rehabilitation case or similar proceeding or a lawsuit by or on behalf of unpaid creditors of such Subsidiary Guarantors. If a court were to find under relevant Fraudulent Conveyance Statutes that, at the time the Notes were issued, (a) a Subsidiary Guarantor guaranteed the Notes with the intent of hindering, delaying or defrauding current or future creditors or
(b)(i) a Subsidiary Guarantor received less than reasonably equivalent value or fair consideration for guaranteeing the Notes and (ii)(A) was insolvent or was rendered insolvent by reason of such Note Guarantee, (B) was engaged, or about to engage, in a business or transaction for which its assets constituted unreasonably small capital, (C) intended to incur, or believed that it would incur, obligations beyond its ability to pay as such obligations matured (as all of the foregoing terms are defined in or interpreted under such Fraudulent Conveyance Statutes) or

(D) was a defendant in an action for money damages, or had a judgment for money damages docketed against it (if, in either case, after final judgment, the judgment is unsatisfied), such court could avoid or subordinate such guarantee of the Notes to presently existing and future indebtedness of such Subsidiary Guarantor and take other action detrimental to the Holders, including, under certain circumstances, invalidating such guarantee of the Notes.

     The measure of insolvency for purposes of the foregoing considerations will vary depending upon the federal or state law that is being applied in any such proceeding. Generally, however, a Subsidiary Guarantor would be considered insolvent if, at the time it incurred its Subsidiary Guarantee, either (i) the fair market value (or fair saleable value) of its assets is less than the amount required to pay the probable liability on its total existing indebtedness and liabilities (including contingent liabilities) as they become absolute and mature or (ii) it is incurring obligations beyond its ability to pay as such obligations mature or become due.

     The Board of Directors and management of the Company believe that at the time of issuance of the Notes and the guarantees of the Notes, each Subsidiary Guarantor (i) will be (a) neither insolvent nor rendered insolvent thereby, (b) in possession of sufficient capital to meet its obligations as the same mature or become due and to operate its business effectively and (c) incurring obligations within its ability to pay as the same mature or become due and (ii) will have sufficient assets to satisfy any probable judgment against it in any pending action. There can be no assurance, however, that such beliefs will prove to be correct or that a court passing on such questions would reach the same conclusions.

ABSENCE OF PUBLIC MARKET FOR THE NOTES

     There is no existing trading market for the Notes. Although the Initial Purchaser has advised the Company that it currently intends to make a market in the Notes, it is not obligated to do so and may discontinue such market-making at any time without notice. In addition, such market activity may be limited during the Exchange Offer. Although the Notes are eligible for trading in the PORTAL market, there can be no assurance as to the development of any market or the liquidity of any market that may develop for the Notes or the Exchange Notes.

     The Company filed, within 60 days after the initial issuance of the Notes, a registration statement under the Securities Act with respect to the Exchange Notes and will use its best efforts to have such registration statement declared effective by the Commission within 120 days after such initial issuance and consummate such exchange offer within 150 days after such original issuance. The Commission, however, has broad discretion to determine whether any registration statements will be declared effective and may delay or deny the effectiveness of any such registration statement filed by the Company for a variety of reasons. Failure to have the registration statements declared effective could adversely affect the liquidity and price of the Notes. If the Company does not comply with its registration obligation with respect to the Notes in a timely manner, it will be required to pay additional interest (in addition to the scheduled interest) until such obligations are complied with. See "Exchange Offer -- Terms of the Exchange Offer."

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of March 31, 1998 and the pro forma capitalization adjusted as of such date to reflect the Refinancing. The table should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this Offering Memorandum.

                                                                AS OF MARCH 31,
                                                                      1998
                                                              --------------------
                                                               ACTUAL    PRO FORMA
                                                              --------   ---------
                                                                 (IN THOUSANDS)
Short-term debt (including current portion of long-term
  debt).....................................................  $  7,106   $  7,106
                                                              ========   ========
Long-term debt (less current portion)
  Revolving Credit Agreement(1).............................  $ 40,070   $ 33,728
  Industrial Revenue Bonds..................................    34,395     34,395
  First Mortgage Notes......................................   100,000         --
  8 3/4% Senior Notes.......................................        --    130,000
  Subordinated Intercompany Note............................    40,000     20,000
                                                              --------   --------
          Total long-term debt..............................  $214,465   $218,123

Shareholders' equity(2):
  Class A Common Stock, $0.01 par value, 100,000,000 shares
     authorized; no shares issued and outstanding...........        --         --
  Class B Common Stock, $0.01 par value, 22,000,000 shares
     authorized; 10,568,555 shares issued and outstanding...       106        106
  Capital in excess of par..................................   167,283    167,283
  Retained earnings.........................................    19,886     17,785
  Deferred compensation.....................................    (1,560)    (1,560)
                                                              --------   --------
          Total shareholders' equity........................  $185,715   $183,614
                                                              --------   --------
Total capitalization........................................  $400,180   $401,737
                                                              ========   ========

---------------

(1) In addition to the proceeds from the Prior Offering of $5.1 million, approximately $1.2 million of cash on hand has been applied to reduce prior amounts outstanding under the Company's Revolving Credit Agreement.
(2) Excludes 327,974 shares of Class B Common Stock issuable at an average exercise price of $12.71 on the exercise of stock options granted under the Company's option plans and outstanding as of March 31, 1998.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     The following Unaudited Pro Forma Consolidated Statement of Financial Position of the Company at March 31, 1998 gives effect to the Prior Offering and the application of the net proceeds therefrom as if each such event had occurred on March 31, 1998. The following Unaudited Pro Forma Consolidated Statement of Operations of the Company for the year ended March 31, 1998 gives effect to the Prior Offering and the application of the proceeds therefrom, as if the Prior Offering had occurred on April 1, 1997. The Unaudited Pro Forma Consolidated Financial Statements should be read in conjunction with the consolidated financial statements of the Company, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Unaudited Pro Forma Consolidated Financial Statements do not purport to be indicative of the results that would have actually been obtained had the Prior Offering been completed as of the assumed dates and for the periods presented, or that may be obtained in the future.

                                                                              PRO FORMA
                                                                     ---------------------------
                                                         ACTUAL                       YEAR ENDED
                                                       FISCAL YEAR                    MARCH 31,
                                                          1998       ADJUSTMENTS         1998
                                                       -----------   ------------     ----------
                                                                (DOLLARS IN THOUSANDS)
CONSOLIDATED STATEMENT OF OPERATIONS:
Net sales............................................   $664,566       $    --         $664,566
Operating expenses:
  Cost of sales......................................    540,422            --          540,422
  Selling and administrative.........................     27,811            --           27,811
  Depreciation.......................................     19,494            --           19,494
  Amortization of goodwill...........................      4,130            --            4,130
                                                        --------       -------         --------
Income from operations...............................     72,709            --           72,709
Other expenses:
  Interest...........................................     19,775        (1,407)(a)       18,368
  Amortization of deferred financing costs...........        652          (256)(b)          396
                                                        --------       -------         --------
                                                          20,427        (1,663)          18,764

Income before income taxes and extraordinary item....     52,282         1,663           53,945
Income taxes.........................................     22,000           648(c)        22,648
                                                        --------       -------         --------
Income before extraordinary item.....................     30,282         1,015           31,297
Extraordinary item...................................         --        (2,440)(d)       (2,440)
                                                        --------       -------         --------
Net income...........................................   $ 30,282       $(1,425)        $ 28,857
                                                        ========       =======         ========
Basic earnings (loss) per common share:
  Income before extraordinary item...................   $   3.00       $  0.10         $   3.10
  Extraordinary item.................................   $     --       $ (0.24)        $  (0.24)
  Net income.........................................   $   3.00       $ (0.14)        $   2.86
Diluted earnings (loss) per common share:
  Income before extraordinary item...................   $   2.98       $  0.10         $   3.08
  Extraordinary item.................................   $     --       $ (0.24)        $  (0.24)
  Net income.........................................   $   2.98       $ (0.14)        $   2.84
Basic weighted average shares outstanding (000s).....     10,103                         10,103
Diluted weighted average shares outstanding (000s)...     10,174                         10,174

                                                                              PRO FORMA
                                                          ACTUAL      --------------------------
                                                         MARCH 31,                    MARCH 31,
                                                           1998       ADJUSTMENTS        1998
                                                        -----------   ------------    ----------
                                                                 (DOLLARS IN THOUSANDS)
CONSOLIDATED STATEMENT OF FINANCIAL POSITION:
Cash and cash equivalents.............................   $  1,258       $(1,258)(e)    $     --
Net accounts receivable...............................     73,330            --          73,330
Inventories...........................................    130,413            --         130,413
Deferred tax assets...................................      5,200            --           5,200
Other current assets..................................        409            --             409
                                                         --------       -------        --------
          Total current assets........................    210,610            --         209,352
Assets held for sale..................................     13,689            --          13,689
Property, plant and equipment, net....................    251,172            --         251,172
Goodwill..............................................     81,643            --          81,643
Deferred financing costs..............................      5,009         1,472(f)        6,481
Other assets..........................................          7            --               7
                                                         --------       -------        --------
          Total assets................................   $562,130       $   214        $562,344
                                                         --------       -------        --------
Trade accounts payables...............................   $ 49,518            --        $ 49,518
Salaries, wages and employee benefits.................     16,469            --          16,469
Current environmental remediation liabilities.........      4,863            --           4,863
Other current liabilities.............................      5,126        (1,343)(g)       3,783
Interest payable......................................      4,835            --           4,835
Current maturities of long-term borrowings............      7,106            --           7,106
                                                         --------       -------        --------
          Total current liabilities...................     87,917        (1,343)         86,574
Long-term borrowings, less current portion............    214,465         3,658(h)      218,123
Other liabilities.....................................     23,433            --          23,433
Deferred income taxes.................................     50,600            --          50,600
Shareholders' equity
  Class A common stock................................         --            --              --
  Class B common stock................................        106            --             106
  Capital in excess of par............................    167,283            --         167,283
  Retained earnings...................................     19,886        (2,101)(i)      17,785
  Deferred compensation...............................     (1,560)           --          (1,560)
                                                         --------       -------        --------
          Total shareholders' equity..................    185,715            --         183,614
                                                         --------       -------        --------
          Total liabilities and shareholders'
            equity....................................   $562,130       $   214        $562,344
                                                         --------       -------        --------

---------------

         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     The Unaudited Pro Forma Consolidated Financial Statements as of March 31, 1998 and for the year ended March 31, 1998 give effect to the following pro forma adjustments:

(a)  Adjust annual interest expense to reflect new debt structure consisting of the following: issuance of $130 million 8 3/4%
     Senior Notes, redemption of $100 million 11 1/2% First
     Mortgage Notes, payoff of $20 million Subordinated
     Intercompany Note, and use of remaining proceeds to lower
     outstanding borrowings under the Revolving Credit
     Agreement...................................................  $(2,063)
     To reflect one-time net interest costs associated with 41
     day period during which First Mortgage Notes may not be
     redeemed, and 90 day period before Subordinated Intercompany
     Note is paid off, partially offset by proceeds invested in
     overnight funds.............................................  $   656
                                                                   -------
     Net interest expense adjustment.............................  $(1,407)
                                                                   =======

(b)  Adjust amortization of deferred financing costs to reflect
     Senior Notes annual expense of $300,000 and savings of
     $556,000 related to First Mortgage Notes....................  $  (256)
                                                                   =======
(c)  Adjust income tax expense for adjustments in "a" and "b"
     notes at approximately 39% effective tax rate...............  $   648
                                                                   =======
(d)  Record extraordinary item to reflect writeoff of unamortized deferred finance costs and call premium associated with
     redemption of the First Mortgage Notes, net of 39% effective tax benefit.................................................  $(2,440)
                                                                   =======
(e)  To reflect use of available cash towards the costs
     associated with the Refinancing.............................  $(1,258)
                                                                   =======
(f)  To reflect the incurrence of $3,000 in deferred finance costs associated with the Senior Notes and the writeoff of
     $1,528 of unamortized deferred finance costs of the First
     Mortgage Notes..............................................  $ 1,472
                                                                   =======
(g)  To reflect the tax benefit of the extraordinary charge
     related to the redemption of the First Mortgage Notes.......  $ 1,343
                                                                   =======
(h)  To adjust long term debt to reflect the difference between the face value of the Senior Notes and the net proceeds, and the call premium associated with the First Mortgage Notes
     redemption, partially offset by the use of available cash...  $ 3,658
                                                                   =======
(i)  To reflect the after tax charge to retained earnings
     associated with the writeoff of unamortized deferred finance costs and the call premium related to the First Mortgage
     Notes redemption............................................  $(2,101)
                                                                   =======

                            SELECTED FINANCIAL DATA

     The selected statement of operations and balance sheet data for the years presented are derived from the audited financial statements of the Company. The results for the year ended March 31, 1998 are not necessarily indicative of the results to be expected for the fiscal year ending March 31, 1999. Certain reclassifications have been made to the March 31, 1994 financial data to conform with the financial data of the other periods presented. The following financial data for the years presented are qualified in their entirety by reference to the more detailed Consolidated Financial Statements and Notes thereto, included elsewhere in this Prospectus, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                              YEAR ENDED MARCH 31,
                                                              ----------------------------------------------------
                                                                1994       1995       1996       1997       1998
                                                              --------   --------   --------   --------   --------
                                                               (IN THOUSANDS, EXCEPT PER SHARE AND AVERAGE DATA)
STATEMENT OF OPERATIONS:
Net sales..................................................   $547,118   $639,908   $628,404   $617,289   $664,566
Operating expenses:
  Cost of sales............................................    498,692    545,725    533,965    531,190    540,422
  Selling and administrative...............................     27,293     29,959     29,605     29,068     27,811
  Depreciation.............................................     15,369     14,046     14,619     16,654     19,494
  Amortization of goodwill.................................      4,061      4,130      4,130      4,130      4,130
  Other operating expenses(1)..............................     10,920         --     16,013         --         --
                                                              --------   --------   --------   --------   --------
                                                               556,335    593,860    598,332    581,042    591,857
Income (loss) from operations..............................     (9,217)    46,048     30,072     36,247     72,709
Other expenses:
  Interest.................................................     21,027     23,330     22,000     19,473     19,775
  Amortization of deferred financing costs.................      2,552      2,863      1,956        934        652
                                                              --------   --------   --------   --------   --------
                                                                23,579     26,193     23,956     20,407     20,427
Income (loss) before income taxes (benefit) & extraordinary
  item.....................................................    (32,796)    19,855      6,116     15,840     52,282
Income taxes (benefit).....................................    (10,833)     9,354      3,996      7,788     22,000
                                                              --------   --------   --------   --------   --------
Income (loss) before extraordinary item....................    (21,963)    10,501      2,120      8,052     30,282
Extraordinary item, net of income tax benefit(2)...........       (748)        --         --         --         --
                                                              --------   --------   --------   --------   --------
Net income (loss)..........................................   $(22,711)  $ 10,501   $  2,120   $  8,052   $ 30,282
                                                              ========   ========   ========   ========   ========
Basic earnings (loss) per common share:
  Income (loss) before extraordinary item..................   $  (2.20)  $   1.05   $   0.21   $   0.80   $   3.00
  Extraordinary item.......................................   $  (0.07)  $     --   $     --   $     --   $     --
  Net income (loss)........................................   $  (2.27)  $   1.05   $   0.21   $   0.80   $   3.00
Diluted earnings (loss) per common share:
  Income (loss) before extraordinary item..................   $  (2.20)  $   1.05   $   0.21   $   0.80   $   2.98
  Extraordinary item.......................................   $  (0.07)  $     --   $     --   $     --   $     --
  Net income (loss)........................................   $  (2.27)  $   1.05   $   0.21   $   0.80   $   2.98
Cash dividends declared per common share...................   $     --   $     --   $     --   $     --   $    .60
                                                              ========   ========   ========   ========   ========
OTHER FINANCIAL DATA AND SELECTED RATIOS:
EBITDA(3)..................................................   $ 19,313   $ 65,574   $ 64,033   $ 58,323   $100,556
EBITDA margin..............................................        3.5%      10.2%      10.2%       9.4%      15.1%
Capital expenditures.......................................   $ 18,193   $ 25,781   $ 36,894   $ 34,382     21,107
Ratio of EBITDA to interest expense(4).....................        0.8x       2.5x       2.7x       2.9x       4.9x
Ratio of earnings to fixed charges(5)......................          *        1.7x       1.2x       1.7x       3.4x
Ratio of total debt to EBITDA..............................       12.8x       4.0x       4.2x       4.1x       2.2x
BALANCE SHEET DATA (END OF PERIOD):
Current assets.............................................   $187,672   $223,444   $200,109   $182,519   $210,610
Current liabilities........................................     76,006    102,080     85,588     73,792     87,917
Working capital............................................    111,666    121,364    114,521    108,727    122,693
Total assets...............................................    523,706    561,748    554,896    535,685    562,130
Long term debt.............................................    247,128    243,030    252,525    237,474    214,465
Shareholders' equity.......................................    124,999    137,750    141,747    150,564    185,715

                                                                              YEAR ENDED MARCH 31,
                                                                 ----------------------------------------------
                                                                 1994      1995      1996      1997       1998
                                                                 -----     -----     -----     -----     ------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE AND AVERAGE
                                                                                     DATA)
SELECTED OPERATING DATA:
Shipped Tons
  Stock rebar...............................................       466       536       508       472        550
  Merchant bar..............................................       468       549       544       512        576
  Rod.......................................................       121       129       133       105         92
                                                                 -----     -----     -----     -----     ------
  Subtotal mill finished goods..............................     1,055     1,214     1,185     1,089      1,218
  Fabricated rebar..........................................       330       347       315       326        338
  Billets...................................................       263       141       175       281        172
                                                                 -----     -----     -----     -----     ------
  Total shipped tons........................................     1,648     1,702     1,675     1,696      1,728
                                                                 =====     =====     =====     =====     ======
Average mill finished goods prices (per ton)................      $310      $342      $337      $333       $351
Average yielded scrap cost (per ton)........................       119       130       131       130        133
Average metal spread (per ton)(6)...........................       191       212       206       203        218
Average mill conversion costs (per ton).....................       146       135       135       138        129

---------------

 *  Amount results in a deficiency.
(1) In the fiscal year ended March 31, 1994, the Company recorded a $10.3 million charge related to the closing of the Tampa melt shop and a $0.6 million charge related to closing the Fort Myers, Florida and Woodbridge, Virginia fabrication shop facilities. In the fiscal year ended March 31, 1996, the Company recorded a $15.0 million charge related to the closing of the Tampa rolling mill and a $1.0 million charge for the closure of other facilities.
(2) In the fiscal year ended March 31, 1994, the Company incurred a charge of $748,000, net of income tax benefits, as a result of redeeming $20 million of the 14.5% subordinated debentures at a premium of 6% or $1.2 million.
(3) EBITDA represents income from operations plus depreciation, amortization and non-cash deferred compensation expense and excludes gains or losses from asset sales and non-recurring charges. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to service indebtedness and a similar measure is used in the Indenture to determine compliance with certain covenants. However, EBITDA should not be considered as an alternative to income from operations or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) and should not be construed as an indication of a company's operating performance or as a measure of liquidity.
(4) In calculating the ratio of EBITDA to interest expense, interest expense includes amortization of deferred financing costs (excluding the extraordinary item).
(5) In calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes and extraordinary item plus fixed charges. Fixed charges consist of interest incurred (which includes amortization of deferred financing costs) whether expensed or capitalized and one-third of rental expense, deemed representative of that portion of rental expense estimated to be attributable to interest. Earnings were inadequate to cover fixed charges for fiscal 1994 by $7.6 million.
(6) Average metal spread equals average mill finished goods prices minus average yielded scrap cost.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This Prospectus contains certain forward-looking statements that are based on the beliefs of the Company's management, as well as assumptions made by, and information currently available to, the Company's management. Such statements include, among others, (i) the highly cyclical nature and seasonality of the steel industry, (ii) the fluctuations in the cost and availability of raw materials, (iii) the possibility of excess production capacity, (iv) the potential costs of environmental compliance, (v) the risks associated with potential acquisitions, (vi) further opportunities for industry consolidation,
(vii) the impact of inflation and (viii) the fluctuations in the cost of electricity. Because such statements involve risks and uncertainties, actual actions and strategies and the timing and expected results thereof may differ materially from those expressed or implied by such forward-looking statements, and the Company's future results, performance or achievements could differ materially from those expressed in, or implied by, any such forward-looking statements. Factors that could cause or contribute to such material differences include, but are not limited to, those discussed under "Risk Factors." The following presentation of management's discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto, and other financial information, included elsewhere in this Prospectus.

GENERAL

     The results of operations of the Company are largely dependent on the level of construction and general economic activity in the U.S. The Company's sales are seasonal with sales in the Company's fiscal first and second quarters generally stronger than the rest of the year. The Company's cost of sales includes the cost of its primary raw material, steel scrap, the cost of converting the scrap to finished steel products, the cost of warehousing and handling finished steel products and freight costs. The following table sets forth information regarding the historical results of operations:

RESULTS OF OPERATIONS

                                                                   YEAR ENDED MARCH 31,
                                                              ------------------------------
                                                                1996       1997       1998
                                                              --------   --------   --------
                                                                  (IN THOUSANDS, EXCEPT
                                                                       PERCENTAGES)
Net sales...................................................  $628,404   $617,289   $664,566
Cost of sales...............................................   533,965    531,190    540,422
Cost of sales as a percent of net sales.....................      85.0%      86.1%      81.3%
Selling and administrative..................................    29,605     29,068     27,811
Depreciation................................................    14,619     16,654     19,494
Amortization of goodwill....................................     4,130      4,130      4,130
Other operating expenses....................................    16,013         --         --
                                                              --------   --------   --------
          Income from operations............................  $ 30,072   $ 36,247   $ 72,709
Interest expense............................................    22,000     19,473     19,775
Amortization of deferred financing costs....................     1,956        934        652
Income taxes................................................     3,996      7,788     22,000
                                                              --------   --------   --------
          Net income........................................  $  2,120   $  8,052   $ 30,282
                                                              ========   ========   ========

  FISCAL 1998 VERSUS FISCAL 1997

                            TONS SHIPPED (THOUSANDS)           AVERAGE SELLING PRICES (PER TON)
                            -------------------------          --------------------------------
                              YEAR ENDED MARCH 31,                   YEAR ENDED MARCH 31,
                            -------------------------          --------------------------------
                            1997                1998              1997                 1998
                            -----               -----          -----------          -----------
Mill Finished Goods:
  Stock Rebar.............    472                 550             $316                 $331
  Merchant Bar............    512                 576              352                  371
  Rods....................    105                  92              322                  345
                            -----               -----             ----                 ----
                            1,089               1,218              333                  351
Fabricated Rebar..........    326                 338              451                  456
Billets...................    281                 172              227                  234
                            -----               -----
          Total...........  1,696               1,728
                            =====               =====

     NET SALES. Net sales in fiscal 1998 increased approximately 8% from fiscal 1997 as both prices and sales volumes of finished goods increased. Mill finished goods sales prices increased over 5% and shipments increased approximately 12%. The volume shift towards higher margin finished goods and away from semi-finished billets is a direct result of higher production levels resulting from completion and optimization of rolling mill modernization projects at the Charlotte, Jacksonville and Jackson mills.

     COST OF SALES. Increased production levels, lower average unit costs and the shift of shipment mix towards higher margin finished steel products resulted in cost of sales declining from approximately 86% of net sales to approximately 81% despite an average $3 per ton increase in scrap cost.

     SELLING AND ADMINISTRATIVE. Selling and administrative expenses for the year ended March 31, 1998 were 4.2% of net sales compared with 4.7% of net sales in fiscal 1997. The decrease is attributable to one-time credits including a net gain of $1.8 million on disposition of certain assets held for sale and receipt of $6.8 million in connection with an insurance settlement. These were offset by a charge of $1.2 million for expenses associated with the canceled initial public offering and debt restructuring in December 1997, $2.6 million increased provisions for incentive wages, $2.4 million increased environmental costs and related professional fees and a $1.4 million charge related to startup expenses associated with the electric arc furnace/emission control dust ("the EC dust") recycling facility at the Jackson, Tennessee mill.

     DEPRECIATION. Depreciation increased to $19.5 million in fiscal 1998 from $16.7 million in fiscal 1997 due to increased capital expenditures at all four mills during the last three years.

     INTEREST EXPENSE. Interest expense increased from $19.5 million in fiscal 1997 to $19.8 million in fiscal 1998. Capitalized interest decreased from $2.0 million to $0.5 million in fiscal 1998 partially offset by a $16.3 million net reduction in debt. Average annual interest rates increased moderately from 8.7% in fiscal 1997 to 8.9% in fiscal 1998.

     INCOME TAXES. The Company's effective federal and state income tax rate for fiscal 1998 and 1997 was 39% excluding the effect of goodwill amortization, which is not deductible for income tax purposes.

  FISCAL 1997 VERSUS FISCAL 1996

                            TONS SHIPPED (THOUSANDS)           AVERAGE SELLING PRICES (PER TON)
                            -------------------------          --------------------------------
                              YEAR ENDED MARCH 31,                   YEAR ENDED MARCH 31,
                            -------------------------          --------------------------------
                            1996                1997              1996                 1997
                            -----               -----          -----------          -----------
Mill Finished Goods:
  Stock Rebar.............    508                 472             $310                 $316
  Merchant Bar............    544                 512              362                  352
  Rods....................    133                 105              336                  322
                            -----               -----             ----                 ----
                            1,185               1,089              337                  333
Fabricated Rebar..........    315                 326              460                  451
Billets...................    175                 281              233                  227
                            -----               -----
          Total...........  1,675               1,696
                            =====               =====

     NET SALES. Net sales in fiscal 1997 declined 1.8% from fiscal 1996 as both prices and sales volumes of finished goods declined. Mill finished product prices declined $4 per ton, while fabricated rebar prices declined $9 per ton. Mill finished steel production and shipment volumes were limited by the start-up of major capital improvement projects at the Charlotte and Jackson rolling mills. As a result, shipments were more heavily weighted in favor of lower-priced semi-finished billet products during the equipment installation and start-up period. Fabricating revenues improved modestly as volume increases offset the decline in price.

     COST OF SALES. Cost of sales were 86.1% of net sales in fiscal 1997 versus 85.0% of net sales in fiscal 1996 due to the higher costs associated with the decline in production tonnage at the Charlotte and Jackson mills during the startup of capital projects for the rolling mills. Average scrap costs were down $1 per ton for the year due to a fourth quarter decline in scrap prices.

     SELLING AND ADMINISTRATIVE. Selling and administrative expenses remained constant at 4.7% of sales in fiscal 1997 as compared to fiscal 1996.

     DEPRECIATION. Depreciation increased to $16.7 million in fiscal 1997 from $14.6 million in fiscal 1996 due to increased capital expenditures at all four mills during the last two years.

     OTHER OPERATING EXPENSES. In September 1995, the Company closed the Tampa rolling mill. In fiscal 1996, the Company incurred non-cash charges of $12 million representing the write-down of property, plant and equipment to its estimated fair market value, and incurred cash charges of $3 million for severance payments and benefits costs for the termination of substantially all 116 Tampa rolling mill employees. All severance payroll and benefit costs were paid and charged against the liability during fiscal 1996, resulting in no liability for severance payroll and benefit costs at March 31, 1996. Approximately $1.8 million in net book value of property, plant and equipment related to the Tampa site, primarily land and buildings, was retained and is currently being used by the Company. The Company currently incurs minimal ongoing costs related to the Tampa mill land and building, primarily for ongoing warehousing and shipping operations, and the caretaking of environmental cleanup (see "Note I to March 31, 1998 consolidated financial statements -- Environmental Matters"), totaling approximately $300,000 annually. These costs are offset by short-term rental income attributable to this property of approximately $225,000 annually.

     The Company incurred an additional $.8 million charge in fiscal 1996 for the write-off of all future lease obligations (through November 1998) related to the closure of its fabricating plant in Woodbridge, Virginia.

     INTEREST EXPENSE. Interest expense declined from $22.0 million in fiscal 1996 to $19.5 million in fiscal 1997 as cash generated from operations was used to lower debt by $29.6 million and average annual interest rates declined from 9.3% to 8.7%. Capitalized interest for fiscal 1997 was $2.0 million compared to $2.1 million in fiscal 1996.

     AMORTIZATION OF DEFERRED FINANCING COSTS. Amortization of deferred financing costs declined from $2.0 million in fiscal 1996 to $.9 million in fiscal 1997 due to the refinancing of the Company's Revolving Credit Agreement in June 1995. See "-- Liquidity and Capital Resources."

     INCOME TAXES. The Company's effective federal and state income tax rate for fiscal 1997 and 1996 was 39% excluding the effect of goodwill amortization, which is not deductible for income tax purposes.

  QUARTERLY RESULTS OF OPERATIONS

                                                       QUARTER ENDED
                       -----------------------------------------------------------------------------
                         MARCH 31,       JUNE 30,      SEPTEMBER 30,   DECEMBER 31,      MARCH 31,
                           1997            1997            1997            1997            1998
                       -------------   -------------   -------------   -------------   -------------
                                            (IN THOUSANDS, EXCEPT AVERAGE DATA)
STATEMENT OF
  OPERATIONS:
Net sales............    $149,433        $168,359        $175,446        $155,120        $165,641
Operating expenses:
  Cost of sales......     126,415         135,037         142,214         125,755         137,416
  Selling and
    administrative...       7,623           7,572           5,262           7,775           7,202
  Depreciation.......       4,370           4,827           4,816           4,909           4,942
  Amortization of
    goodwill.........       1,033           1,033           1,032           1,033           1,032
                         --------        --------        --------        --------        --------
                         $139,441        $148,469        $153,324        $139,472        $150,592
  Income from
    operations.......       9,992          19,890          22,122          15,648          15,049
Other expense:
  Interest...........       4,789           5,188           4,927           4,730           4,930
  Amortization of
    deferred
    financing
    costs............         234             234             119             148             151
                         --------        --------        --------        --------        --------
                         $  5,023        $  5,422        $  5,046        $  4,878        $  5,081
Income before income
  taxes..............       4,969          14,468          17,076          10,770           9,968
Income taxes.........       2,340           6,045           7,063           4,603           4,289
                         --------        --------        --------        --------        --------
         Net
           income....    $  2,629        $  8,423        $ 10,013        $  6,167        $  5,679
                         ========        ========        ========        ========        ========
SELECTED OPERATING
  DATA:
Shipped Tons
  Stock rebar........         125             140             151             124             135
  Merchant bar.......         135             136             147             145             148
  Rod................          25              29              19              24              20
                         --------        --------        --------        --------        --------
  Subtotal mill
    finished goods...         285             305             317             293             303
  Fabricated rebar...          74              85              89              80              84
  Billets............          47              56              50              28              38
                         --------        --------        --------        --------        --------
  Total shipped
    tons.............         406             446             456             401             425
                         ========        ========        ========        ========        ========
Average mill finished
  goods prices (per
  ton)...............    $    334        $    346        $    352        $    351        $    354
Average yielded scrap
  cost (per ton).....         125             129             134             133             138
Average metal spread
  (per ton)..........         209             217             218             218             216
Average mill
  conversion costs
  (per ton)..........         134             125             130             132             128

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary financial obligations outstanding as of March 31, 1998 were the $100 million aggregate principal amount of First Mortgage Notes, a $140 million revolving credit facility (subject to a borrowing base), and a $40 million aggregate principal amount Subordinated Intercompany Note with maturity dates through February 25, 2004 and owed to the Holding Company.

     On July 14, 1998, the Company amended and restated its revolving credit agreement (the "Revolving Credit Agreement") increasing the facility to $150 million. The Revolving Credit Agreement no longer contains a "borrowing base" provision and expires on July 13, 2003. The Revolving Credit Agreement provides for a substantial portion of the Company's liquidity by making available up to $150 million in borrowings. The Revolving Credit Agreement continues to be secured by the Company's inventory and receivables and the Subsidiary Guarantors continue to guarantee the obligations of the Company under the Revolving Credit Agreement. The Indenture imposes a "borrowing base" test to the extent that the Company seeks to borrow more than $140 million under the Revolving Credit Agreement.

     In December 1997, the Company declared and paid a special dividend of $6.1 million to its stockholders at $0.60 per share.

     On March 26, 1998 the Company sold 454,545 shares of Class B common stock for $10 million to an institutional investor. The proceeds were used to retire $10 million of Subordinated Intercompany Note.

     On April 6, 1998 the Company sold $130 million of 8.75% Senior Notes. The net proceeds of approximately $127.0 million were used first to redeem the $100 million First Mortgage Notes on May 14, 1998 at a price of 101.916% and $20 million will be used to redeem a portion of the Subordinated Intercompany Note before June 30, 1998. The remaining proceeds will be used to reduce outstanding Revolving Credit Agreement borrowings and for general corporate purposes. See "Note L to March 31, 1998 consolidated financial statements -- Subsequent Events" for further information regarding the $130 million Senior Notes.

     As of March 31, 1998, the Revolving Credit Agreement had a borrowing base of approximately $133.1 million, of which approximately $54.8 million was available to the Company for further borrowings, $40.1 million was outstanding and $38.2 million was allocated to letters of credit (most of which are being provided as credit backing for the Company's outstanding Industrial Revenue Bonds). These Industrial Revenue Bonds were issued to construct facilities in Jackson, Tennessee, Charlotte, North Carolina, Jacksonville, Florida, and Plant City, Florida. The interest rates on these bonds range from 50% to 75% of the prime rate. The Company increased its outstanding Industrial Revenue Bonds by $20.0 million in fiscal 1996 and $5.0 million in fiscal 1998 for a solid waste recycling facility in Jackson, Tennessee. The Industrial Revenue Bonds mature in fiscal 2004 except for the 1996 and 1998 Industrial Revenue Bonds which mature in fiscal 2018 and 2015, respectively, and $1.5 million which is due November 1998 and is classified as short term.

     The First Mortgage Notes, the new Senior Notes and the Revolving Credit Agreement contain certain restrictions regarding the incurrence of additional indebtedness by the Company, restrictions on the Company's ability to pay dividends and other restrictive covenants relating to the Company's business. The Company continues to comply with all of the covenants of its loan agreements. See "Note D to Financial Statements -- Borrowings."

     Net cash provided by operating activities for the year ended March 31, 1998 was $35.5 million compared with $43.9 million for fiscal 1997. Cash flow from net income increased by $22.2 million but was offset by a $30.8 million increase in inventories. Accounts receivable also increased by $9.1 million due to increased sales prices and volumes. The Company used $21.3 million to repay debt and $21.1 million to invest in capital projects, mostly for mill modernization. In September 1997, the Company incurred additional indebtedness of $5.0 million through an Industrial Revenue Bond issue for construction of a facility at the Jackson mill to recycle EC dust.

     Over the years, the Company has expanded capacity by means of modernizing and upgrading facilities. Capital expenditures were $21.1 million for the year ended March 31, 1998, $34.4 million for the year ended March 31, 1997 and $36.9 million for the year ended March 31, 1996. The Company anticipates spending up to $30.0 million for capital expenditures in fiscal 1999.

     The Company believes that the amounts available from operating cash flows and funds available through its Revolving Credit Agreement will be sufficient to meet its expected operational cash needs and planned capital expenditures for the foreseeable future.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS
131) which establishes standards for reporting information about operating segments of a business. The statement, which is based on the management approach to segment reporting, includes requirements to report selected segment information and entity-wide disclosures about products and services, major customers, and the countries in which the Company holds assets and reports revenues. This statement becomes effective for the Company for reporting beginning in fiscal 1999. Management has determined that the adoption of SFAS 131 will not have a material effect on the consolidated financial statements.

     In February 1998, the Financial Accounting Standards Board issued Statement No. 132, "Employers Disclosures about Pensions and Other Post Retirement Benefits" (SFAS 132) which standardizes the disclosure requirements for defined contribution plans and defined benefit plans. The statement is effective for financial statements relating to fiscal years beginning after December 15, 1997. Management has determined that the adoption of SFAS 132 will not have a material effect on the consolidated financial statements.

YEAR 2000

     The Company is aware of the Year 2000 issue and the effects it may have on its business systems. In response, the Company has developed a detailed plan to address the issue and is currently in the middle of the implementation and startup of this plan. Through March 31, 1998 the Company has spent approximately $1.8 million towards the purchase of network compatible computer hardware and software. The Company is currently in the process of migrating its core business operating software from a mainframe environment to client server compatible systems. The Company's main software programs are being re-written to comply with both the new data processing foundation and to be Year 2000 compliant. In addition, the Company has contracted with major software providers to implement core financial, payroll, and database programs which will be fully integrated with the Company's in-house operating software and systems. The Company believes that it will be Year 2000 compliant without a material impact on its operations or financial results.

COMPLIANCE WITH ENVIRONMENTAL LAWS AND REGULATIONS

     The Company is subject to federal, state and local laws and regulations governing the remediation of environmental contamination associated with releases of hazardous substances which can impose joint and several liability for contamination regardless of fault or the lawfulness of past activities (collectively, "Environmental Cleanup Laws") and to extensive federal, state, and local laws and regulations governing discharges to the air and water as well as the handling and disposal of solid and hazardous wastes, and employee health and welfare (collectively, "Environmental Regulatory Laws"). Governmental authorities have the power to enforce compliance with these requirements, and violators may be subject to civil or criminal penalties, injunctions or both. Third parties also may have the right to sue to enforce compliance and for damages.

     The Company has estimated its potential costs for further remediation under Environmental Cleanup Laws at on-site and off-site locations to be approximately $12.7 million and has included this amount in the Company's recorded liabilities as of March 31, 1998. Based on past use of certain technologies and remediation methods by third parties, evaluation of those technologies and methods by the Company's consultants, and quotations and third-party estimates of costs of remediation-related services provided to the Company, or of which the Company and its consultants are aware, the Company and its consultants believe that the Company's cost estimates are reasonable. In light of the uncertainties inherent in determining the costs associated with the clean-up of such contamination, including the time periods over which such costs must be paid, the extent of contribution by parties which are jointly and severally liable, and the nature and timing of payments to be made under cost sharing arrangements, there can be no assurance that the ultimate costs of remediation may not be more or less than the estimated remediation costs that the Company has recorded.

     The Company also incurs significant ongoing costs to comply with current standards promulgated by Environmental Regulatory Laws which costs are being expensed and paid from current operations. Although it is the Company's policy to comply with all Environmental Regulatory Laws and the Company believes that it is currently in material compliance with all Environmental Regulatory Laws. Environmental Regulatory Laws may become more significant in the future and there can be no assurance that material environmental liabilities will not be incurred by the Company or that compliance with Environmental Regulatory Laws (whether those currently in effect or those that may be enacted in the future) will not require additional expenditures by the Company or require changes to the Company's current operations, any of which could have a material adverse effect on the Company's results of operations and financial condition.

     See "Note I to March 31, 1998 consolidated financial statements -- Environmental Matters" for further information regarding environmental matters.

IMPACT OF INFLATION

     The Company's primary costs include ferrous scrap, energy and labor, which can be affected by inflationary conditions. The Company has generally been able to pass on cost increases through price adjustments. However, the ability to pass on these increases depends on market conditions driven primarily by the level of construction activity. Another factor that may limit the Company's ability to pass on cost increases in materials is over-capacity in the steel industry.

OTHER MATTERS

     The Company, through a third-party contractor and operator, constructed a facility at the Company's Jackson mill designed to utilize a technology developed by the third party to recycle the Company's EC dust which is regulated as a hazardous waste due to the presence of heavy metals. The facility has a design capacity to recycle up to 30 thousand tons of EC dust per year. The Company currently generates approximately 24 thousand tons of EC dust per year. The facility is designed to recycle the EC dust in two stages. In the first stage, the dust is fed into a rotary hearth furnace where the zinc in the dust is vaporized and collected as crude zinc oxide. The residual of the dust exits the furnace in the form of a reduced iron unit that can be fed into an electric furnace as a scrap substitute. In the second stage of the process, the crude zinc oxide is fed into a wet chemical process to extract lead and cadmium and produce a high quality saleable zinc oxide.

     The facility began operations in March 1997, however the second stage operations are undergoing further development given that new technology is involved in the process. In fiscal 1998, the contractor and third-party operator of the facility defaulted under its agreements with the Company. As a result, the Company expects to incur additional costs and capital expenditures in connection with the development and operation of the facility. The Company's depreciation policy for the facility, with a net book value of $23.3 million at March 31, 1998, is to depreciate the facility over its expected remaining useful life of 14 years and to periodically evaluate the remaining life and recoverability of the equipment. There can be no assurance, however, that the technology or the two-stage facility and process will be commercially developed and operated on a cost efficient basis.

                                    BUSINESS

GENERAL

     The Company operates four non-union minimills located in the southeastern U.S. that produce steel concrete reinforcing bars ("rebar"), light structural shapes such as rounds, squares, flats, angles and channels ("merchant bars") and, to a lesser extent, wire rod ("rods") and billets (which are semi-finished steel products). The Company also operates 13 rebar fabricating plants strategically located in close proximity to its mills; rail spike manufacturing facilities in Paragould, Arkansas and Lancaster, South Carolina; and a wire mesh and collated nail manufacturing facility in New Orleans, Louisiana. Rebar is used primarily for strengthening concrete in highway and building construction and other construction applications. Merchant bars are used in a wide variety of applications including floor and roof joists, transmission towers, and farm equipment. Rods are used in a variety of applications, including the manufacture of welded wire fabric and nails.

     Approximately 60% of the Company's mill rebar production is sold directly to distributors and independent fabricating companies in stock lengths and sizes. The remaining 40% of the rebar produced by the mills is transferred to the Company's 13 fabricating plants where value is added by cutting and bending the rebar to meet strict engineering, architectural and other end-product specifications. Merchant bars and rods generally are sold by the mills to steel service centers, original equipment manufacturers and fabricators in stock lengths and sizes.

     The Company's four minimills are located in Jacksonville, Florida, Charlotte, North Carolina, and Jackson and Knoxville, Tennessee. Minimills are steel mills that use electric arc furnaces to melt steel scrap and cast the resulting molten steel into long strands called billets in a continuous casting process. The billets are typically transferred to a rolling mill where they are reheated, passed through roughing mills for size reduction and then rolled into rebar, merchant bars or rods. These products emerge from the rolling mill and are uniformly cooled on a cooling bed. Most merchant products then pass through automated straightening and stacking equipment. Rebar and merchant products are neatly bundled prior to shipment to customers by rail or truck.

     The predecessor of the Company was formed in 1937 as a rebar fabricator. In 1956, it merged with five steel fabricators in Florida to form Florida Steel Corporation, which then commenced construction of its first minimill in Tampa, Florida. In 1996, the Company changed its name to AmeriSteel Corporation.

     The Company was a public company from 1956 until 1988 when it was taken private in a management led leveraged buyout. In late 1992, the Company was purchased by Kyoei Steel, Ltd. ("Kyoei"), a private Japanese minimill company engaged in the manufacture of commodity grade steel products, primarily rebar and merchant bar products. Kyoei, founded in 1947, operates four minimills in Japan and a rolling mill in Vietnam with a total annual finished steel capacity of 2.5 million tons. The Company has benefitted from access to Kyoei's operating, engineering and technical expertise.

INDUSTRY

     According to industry sources, United States market demand for rebar was approximately 6.3 million tons in calendar 1996. The Company believes that it is the second largest producer of rebar in the U.S. and estimates it has approximately a 13% share of the U.S. rebar market and approximately a 20% share in the eastern two-thirds of the U.S. According to industry sources, the U.S. market for merchant and other light structural shape bars was estimated to be approximately 8.6 million tons in calendar 1996. The Company estimates that it has approximately a 6% share of this market. For the year ended March 31, 1998, approximately 24% of the Company's net sales were derived from fabricated rebar, 27% from stock rebar, 33% from merchant bars, 5% from rods and 11% from semi-finished billets.

     The minimill industry is composed of two types of competitors: multi-mill operators and stand-alone minimills. The Company believes that recent growth in the industry (through acquisitions as well as capital expenditures) has been driven by multi-mill operations because stand-alone minimills have not generally been able to achieve the economies of scale or had access to the financial resources to make the investments that larger operators have. The Company believes that further industry consolidation will continue given the significant advantages available to multi-mill operators. Accordingly, the Company is actively investigating potential acquisition opportunities.

COMPETITIVE STRENGTHS

     The primary focus of the Company's business strategy is to continue to be a low cost producer of rebar and merchant bar products in the U.S. and further grow its business including through acquisitions of steel producing and related assets. The Company believes that the following competitive strengths are key elements of this strategy:

     DEMONSTRATED COST CONTROL. Since 1994, the Company has reduced its costs of converting scrap steel to finished steel products ("conversion costs") from $146 per ton to $129 per ton for the year ended March 31, 1998. The Company has achieved these cost reductions through its mill modernization program, high mill utilization, access to competitively priced electric power at its Tennessee and North Carolina mills, and labor incentive programs designed to maximize productivity. In addition, since 1994, the Company has closed unprofitable operations and divested non-core activities. The Company currently has initiatives in place that it believes will further reduce its conversion costs.

     MODERNIZED PRODUCTION EQUIPMENT IN ATTRACTIVE LOCATIONS. Since 1992, the Company has invested approximately $123 million in mill modernization, including major projects at its Jackson, Tennessee, Jacksonville, Florida and Charlotte, North Carolina mills. The Company believes its recent mill modernization program will lower conversion costs and increase capacity utilization, enhance merchant bar quality and broaden its merchant bar product range. The southeastern U.S. (where all the Company's mills are located) accounts generally for more than one-fourth of U.S. rebar consumption and, due to mild wintertime weather conditions, demonstrates less seasonal demand fluctuations than more northern regions of the U.S. Because of the high cost of freight relative to the value of the Company's products, competition from non-regional producers is limited.

     MOTIVATED, NON-UNION LABOR FORCE. The Company employs a non-union workforce of approximately 1,900 employees. The Company's compensation programs are designed to allow employees to earn significant incentive bonuses (approximately one-fifth of their total compensation) based on production volumes, sales volumes, cost targets or return on capital employed. These programs have been successfully implemented by the current management team and have resulted in lower costs, higher productivity and increased profitability. Further incentive is provided through equity ownership plans. Approximately 57% of current employees have purchased stock in the Company, including Phillip E. Casey, Chairman and Chief Executive Officer, who beneficially owns approximately 10% of the outstanding shares of the Company's capital stock.

     STRONG MARKET POSITIONS. The Company believes that it is the second largest producer of rebar in the U.S. and estimates it has approximately a 13% share in the U.S. rebar market and approximately a 20% share in the eastern two-thirds of the U.S. In addition, the Company believes that it is the largest fabricator of rebar products in the U.S., with fiscal 1998 revenues of $168.7 million, or approximately 25% of the Company's sales. The Company believes its strong market position in both stock rebar shipments and fabricated rebar shipments provides it with competitive market intelligence and other advantages from vertical integration relative to its smaller competitors. The Company estimates it has approximately a 6% share of the U.S. market for merchant and other light structural shape bars. The Company believes it has opportunities to increase its market share in this market, which is generally less cyclical and more profitable than the rebar market. A recent independent survey has ranked the Company first in customer service and on-time delivery in the Company's principal product markets. As evidence of a high degree of customer satisfaction, the Company has had, on average, a relationship of at least 10 years with its top 25 customers.

PRODUCTS

     The following table shows the percentage of the Company's net sales derived from each product category in the relevant time period:

                                                              YEAR ENDED MARCH 31,
                                                              ---------------------
                                                              1996    1997    1998
                                                              -----   -----   -----
Fabricated Rebar............................................    24%     24%     24%
Stock Rebar.................................................    25      24      27
Merchant Bars...............................................    32      30      33
Rods........................................................     7       5       5
Billets and other...........................................    12      17      11
                                                               ---     ---     ---
                                                               100%    100%    100%
                                                               ===     ===     ===

  Rebar Products (Stock and Fabricated)

     The Company produces rebar products at its minimills in Knoxville, Jacksonville and Charlotte, and to a lesser degree in Jackson. The Company's rebar either is sold directly to distributors and independent fabricating companies in stock lengths and sizes or is transferred to the Company's 13 fabricating plants where it is cut and bent to meet engineering, architectural and other end-product specifications. Rebar is used primarily for strengthening concrete in highway and building construction and other construction applications. The Company's rebar products are used primarily in two sectors of the construction industry: non-residential building projects, such as institutional buildings, retail sites, commercial offices, apartments and hotels and manufacturing facilities, and infrastructure projects such as highways, bridges, utilities, water and waste treatment facilities and sports stadiums. The Company's rebar products are also used in multi-family residential construction such as apartments, condominiums and multi-family homes. Usage of the Company's rebar products is roughly split evenly between private and public projects.

  Merchant Bars

     The Company produces merchant bars at its minimills in Jackson and Charlotte and to a lesser degree in Knoxville. Merchant bars consist of rounds, squares, flats, angles and channels. Merchant bars are generally sold to fabricators, steel service centers, and manufacturers who fabricate the steel to meet engineering or end-product specifications. Merchant bars are used to manufacture a wide variety of products, including gratings, transmission towers, floor and roof joists, safety walkways, ornamental furniture, stair railings and farm equipment.

     Merchant bar products typically require more specialized processing and handling than rebar, including straightening, stacking and specialized bundling. Because of the greater variety of shapes and sizes, merchant bars typically are produced in shorter production runs, necessitating more frequent changeovers in rolling mill equipment. Merchant products generally command higher prices and produce higher profit margins than rebar.

  Rods

     The Company produces steel rod at its Jacksonville minimill. Most of this rod is sold directly to third-party customers, while the remainder, depending on market conditions, is shipped to the Company's New Orleans, Louisiana facility, where the rod is drawn down to wire for use in the manufacture of wire mesh, collated nails and bulk nails.

  Billets

     The Company produces semi-finished billets for conversion to rebar, merchant bar and rods. When the market for finished product is down, or when rolling production is limited -- as was the case in fiscal 1997 with downtime associated with capital improvements in the Charlotte and Jackson mills -- the Company sells the excess billet production to steel mills that have less steel melting capacity than rolling mill capacity.

MARKETING AND CUSTOMERS

     The Concrete Reinforcing Steel Institute ("CRSI") has reported that the apparent rebar consumption for 1996 is approximately 6.3 million tons, an increase of 14.5% over reported apparent rebar usage in 1995 of 5.5 million tons. Based on the latest industry data of apparent rebar consumption by region from CRSI's 1996 data, AmeriSteel has a 13% market share in the continental U.S.

     The Company believes that it is the second largest producer of rebar in the U.S. The Company markets its rebar primarily in the Southeast, generally within a 350 mile radius of its mills due to freight economics. The boundary of the current market area for the Company's rebar products is roughly defined by a line running through New Orleans, Louisiana, Little Rock, Arkansas, Kansas City, Kansas, St. Louis, Missouri, Indianapolis, Indiana, Columbus, Ohio, and Baltimore, Maryland.

     The Company is one of the larger producers of merchant bar products and generally markets its products in the eastern two-thirds of the U.S. The Company estimates that it has approximately 6% market share of the U.S. market for merchant and other light structural shape merchant bars. The Company believes it has opportunities to increase its market share in the merchant bar market, which is generally less cyclical and more profitable than the rebar market.

     The Company conducts its marketing operation through both its own inside and outside sales personnel. The outside sales personnel for mill rebar and merchant bar are located in close proximity to the Company's major markets and customers. The Company's salespeople handle both rebar and merchant bar sales in a geographic area. This structure has several advantages in that it eliminates duplicate sales calls on customers, enables salespeople to cover smaller geographic areas, improves customer relationships and facilitates flow of reliable market information to the Company. Metallurgical service representatives, located at each of the Company's mills, provide technical support to the sales force.

     The Company's inside sales force is centralized at the Company's Tampa, Florida headquarters, where all order taking, mill production scheduling, inventory management and shipping arrangements are coordinated. This inside sales force has an average of 14.1 years of experience with the Company. The Company's inside sales force can provide customers with updated order and shipment status, rolling schedules, inventory levels and mill test reports. The Company also provides customers with a dial-up information service, called AmeriSteel E-Z-Link(TM), which allows 24-hour electronic assess to information on open orders, purchasing history, shipments, rolling schedules and current inventories.

     The Company has recently developed in-house a system ("Vendor Managed Inventory" or "VMI") for certain (currently four) of its larger merchant bar customers. This system provides real-time updates to the Company and customers of order and production status. The Company assumes the responsibility for maintaining the customers' desired inventory levels and shipment status. Because of the nature of the programs, VMI is targeted for the Company's larger and more well established customers. The Company believes VMI provides it with a competitive marketing advantage with respect to these customers.

     Fabricated rebar sales personnel are located at the Company's 13 fabricating facilities where engineering service representatives provide technical and sales support.

     Principal customers of the Company include steel distributors, steel service centers, rebar fabricators, other metal fabricators and manufacturers, railroads, building material dealers and contractors. Its fabricated rebar products are sold to contractors performing work for residential and nonresidential building, road, bridge, public works, utility and other miscellaneous construction.

     The Company's business is not dependent upon any single customer. The Company's customer base is fairly stable from year to year, and during fiscal 1998 no one customer accounted for more than 4.9% of net sales and the five largest customers accounted for approximately 12.2% of net sales. The Company's business is seasonal, with orders in the Company's first and second fiscal quarters tending to be strongest.

     Fabricated rebar is generally produced in response to specific customer orders. The amount of sales order backlog pertaining to fabrication contracts was approximately 205,000 tons at March 31, 1998. The Company expects almost all of the backlog at March 31, 1998 to be filled through the third quarter fiscal 1999. Due to the advanced order booking and the order backlog, fabricated rebar business tends to be less cyclical than the Company's other product lines.

     The Company's payment terms to customers are generally determined based on market conditions. The Company, however, generally does not offer extended payment terms to customers.

     Despite the commodity characteristics of the stock rebar and merchant bar markets, the Company believes that it is able to distinguish itself from its competitors to some extent due to its product quality, its consistent delivery record, its capacity to service large orders, and its ability to fill most orders quickly from inventory. Moreover, although construction and infrastructure projects are generally nonrecurring in nature, the steel fabricators, distributors and service centers which supply many of these projects tend to be long-time customers of the Company. The Company believes that its reputation for quality products and service is among the highest in the industry.

PRODUCTION AND FACILITIES

     Steel can be produced at significantly lower costs by minimills than by integrated steel operators. Integrated steel mills, which typically process iron ore and other raw materials in blast furnaces to produce steel, generally use costlier raw materials, consume more energy, operate older facilities that are more labor intensive and employ a more highly paid labor force. In general, minimills serve localized markets and produce a limited line of steel products.

     The domestic minimill steel industry currently has excess production capacity. This excess capacity has resulted in competitive product pricing and cyclical pressures on industry profit margins. The high fixed costs of operating a minimill encourage mill operators to maintain high levels of output even during periods of reduced demand which exacerbates the pressures on profit margins. In this environment, efficient production and cost controls are important to domestic minimill steel producers.

     The Company's minimills operate their melting facilities continuously and have an annual aggregate melting capacity of approximately 2.0 million tons. The Jackson, Charlotte and Jacksonville mills operate their rolling facilities continuously. The Knoxville mill operates its rolling facility five days per week.

     The following table sets forth certain information regarding the Company's four minimills, including the current estimated annual production capacity and actual production of the minimills in thousands of tons. Billets produced in the melting process in excess of rolling needs are sold to third parties.

                                   ANNUAL    FISCAL 1998     CAPACITY                FISCAL 1998     CAPACITY
                       START-UP   MELTING      MELTING      UTILIZATION   ROLLING      ROLLING      UTILIZATION
LOCATION                 DATE     CAPACITY    PRODUCTION    PERCENTAGE    CAPACITY    PRODUCTION    PERCENTAGE
--------               --------   --------   ------------   -----------   --------   ------------   -----------
Charlotte, NC........    1961        450          443           98%          400          346           87%
Jackson, TN..........    1981        600          570           95           480          454           95
Jacksonville, FL.....    1976        600          553           92           510          504           99
Knoxville, TN........    1987(1)     330          309           94           360          348           97
                                   -----        -----           --         -----        -----           --
         Total.......              1,980        1,875           95%        1,750        1,652           94%
                                   =====        =====           ==         =====        =====           ==

---------------

(1) Purchase Date

     The Company's four minimills, together with certain other assets, served as collateral for the Company's First Mortgage Notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

  Charlotte Minimill

     The Charlotte minimill produces rebar and merchant bars. Rebar produced in Charlotte is marketed in the states from South Carolina to Pennsylvania. Merchant bar produced in Charlotte is marketed along the eastern seaboard states from Florida to Pennsylvania.

     Charlotte's melting equipment includes a 75 ton electric arc furnace utilizing the Consteel process, a continuous scrap feeding and preheating system, and a ladle refining station. The melting facilities also include a 3-strand continuous caster and material handling equipment. Charlotte's rolling mill includes a reheat furnace, 15 in-line mill stands, a 200 foot cooling bed, a cut-to-length shear and an automated material bundling unit. The rolling mill includes recently installed upgraded finishing end equipment, including a product straightener for merchant shapes and a French manufactured Empilam stacker. During fiscal 1997, capacity utilization of the rolling mill was limited due to down time associated with a major capital improvement project. The Company believes that the upgrade will improve merchant bar quality, increase production and lower conversion costs.

  Jackson Minimill

     The Jackson minimill produces mostly merchant bars and some larger size rebar. This minimill is the Company's largest single producer of merchant bars. The merchant bars are marketed primarily in the southeastern U.S., as well as into southern Illinois, Indiana and Ohio.

     The Jackson mill is the newest of the Company's minimills. Melting equipment includes a 135 ton electric arc furnace, a 4-strand continuous billet caster and material handling equipment. The rolling mill consists of a 120 tons per hour reheat furnace, 16 new in-line quick-change mill stands, a cooling bed, an in-line straightener, a cut-to-length product shear, an automatic stacker, and associated shipping and material handling facilities. Installation of the new quick-change mill stands, a combination of Danieli vertical and horizontal, began in April 1996 and was completed in December 1997. The Company believes this investment will provide significant return on investment in the form of decreased change time and therefore increasing production and lowering conversion costs. The Company expects that the new mill stands will increase rolling mill production capacity by approximately 60,000 tons per year and decrease mill conversion costs by approximately $5 per ton if the benefits of the project are fully realized.

  Jacksonville Minimill

     The Jacksonville minimill produces rebar and rods. The rebar is marketed primarily in Florida, the nearby Gulf Coast states and Puerto Rico, with coiled rebar being shipped throughout the Company's marketing area. The rod products are sold throughout the southeastern U.S.

     Jacksonville's melting equipment consists of a 90 ton capacity electric arc furnace and a 4-strand continuous caster. The rolling mill includes a 100 tons per hour reheat furnace, a 16-stand horizontal Danieli in-line mill, a 10-stand Danieli rod block, a cooling bed for straight bars and a controlled cooling line for coiled products, a cut-to-length product shear, and automatic bundling and tying equipment for straight bars and coils.

  Knoxville Minimill

     The Knoxville minimill produces almost exclusively rebar. The rebar is marketed throughout the Ohio Valley, including all areas of Ohio and Kentucky and parts of Illinois, Indiana, Virginia, West Virginia, Tennessee, and in portions of North and South Carolina, Georgia and Alabama.

     Knoxville's melting equipment includes two 35 ton electric arc furnaces, a 3-strand continuous caster and material handling equipment. The rolling mill consists of a reheat furnace, 16 in-line mill stands utilizing the Thermex in-line heat treating process, a cooling bed, a cut-to-length shear line, and associated shipping and material handling facilities.

  Fabrication

     The Company believes that it operates the largest rebar fabricating group in the U.S., consisting of a network of 13 strategically located reinforcing steel fabricating plants throughout the southeastern U.S. with an annual capacity of approximately 334,000 tons. The facilities are interconnected via satellite for the immediate transfer of customer engineering and production information utilized in its computer assisted design (CAD) detailing programs. The fabricating plants are a downstream operation of the Company, purchasing all rebar from the Company's minimills, primarily Knoxville, Jacksonville and Charlotte.

     Fabricated rebar is produced by cutting and bending stock rebar to meet engineering, architectural and other end-product specifications. The fabrication division employs about 540 employees. The following table shows the fabricating plant locations and approximate annual tonnage on a two-shift per day, five days per week operating basis.

                                                              CAPACITY
FABRICATING PLANT                                             (IN TONS)
-----------------                                             ---------
Ft. Lauderdale, FL..........................................    30,000
Jacksonville, FL............................................    30,000
Orlando, FL.................................................    20,000
Plant City, FL (Tampa)......................................    40,000
Duluth, GA (Atlanta)........................................    30,000
Louisville, KY..............................................    20,000
Charlotte, NC...............................................    30,000
Raleigh, NC.................................................    18,000
Aiken, SC...................................................    16,000
Collierville, TN (Memphis)..................................    20,000
Knoxville, TN...............................................    40,000
Nashville, TN...............................................    20,000
St. Albans, WV..............................................    20,000
                                                               -------
          Total.............................................   334,000
                                                               =======

  Other Operations

     The Company's railroad spike operations, located in Lancaster, South Carolina and Paragould, Arkansas, forge steel square bars produced at the Charlotte mill into railroad spikes that are sold on an annual contract basis to various railroad companies. The Company's facility in New Orleans, Louisiana produces wire from steel rod. The wire is then either manufactured into wire mesh for concrete pavement, converted into collated nails for use in high-speed nail machines, or converted to bulk nails for general construction uses.

RAW MATERIALS

     Steel scrap is the Company's primary raw material and comprised approximately 46% of the Company's costs of sales in fiscal 1998. The relatively simple metallurgical requirements of the Company's products enable the Company to use low quality, and thus lower cost, steel scrap. Due to the geographic extent of the Company's requirements, the Company utilizes a scrap broker, The David J. Joseph Company ("DJJ"), in the purchase of substantially all of its requirements. DJJ receives a fixed per ton commission fee for all tons supplied. To reduce costs at its Jacksonville and Jackson minimills, the Company is using DJJ to operate shredding and processing operations on its mill property for preparation and delivery of scrap from its local markets. The operator is paid a per ton fee for these services. At Knoxville, a DJJ representative is employed to source local prepared scrap, which the Company buys at day-to-day market prices at the mill. The Company believes that these processing and local buying operations at its mills consistently result in the purchase of significant quantities of the Company's requirements at a $5-$10/ton savings versus open market brokerage purchases. The Company and DJJ are currently renegotiating their arrangements. The Company anticipates that it could readily obtain adequate supplies of scrap steel at market prices from sources other than DJJ if warranted.

     Various domestic and foreign firms supply other important raw materials or operating supplies required for the Company's business, including refractories, ferroalloys and carbon electrodes. The Company has historically obtained adequate quantities of such raw materials and supplies to permit efficient mill operations.

ENERGY SUPPLY

     Electricity and natural gas represent approximately 14% and 5%, respectively, of the Company's conversion costs. Access to attractively priced electric power and natural gas can be an important competitive cost advantage to a minimill.

     The Company purchases its electricity from the Tennessee Valley Authority ("TVA"), Knoxville Utility Board, a TVA affiliate ("KUB"), Duke Power Company ("Duke") and Florida Power & Light Company ("FP&L") and incurred the following costs for electricity for fiscal 1998:

                                                                                 APPROXIMATE
                                                                                 ANNUAL COST
MILL                                                     SUPPLIER   CENTS/KWH   (IN MILLIONS)
----                                                     --------   ---------   -------------
Jackson................................................  TVA           2.6          $8.2
Knoxville..............................................  TVA/KUB       2.8           5.3
Charlotte..............................................  Duke          2.5           6.4
Jacksonville...........................................  FP&L          3.9          12.1

     The Company receives electric service under competitively priced power supply contracts with Duke and TVA. Given the importance of competitively priced power to minimill steel production, the Company plans to continue to exhaust every available avenue in pursuit of more cost effective rates at the Jacksonville Mill. The Company expects that, longer term, deregulation of the electric power industry will allow electricity to be purchased on more favorable terms in Florida.

     The Company purchases its power from its utilities under interruptible service contracts. Under such contracts, the utilities provide service at less than firm tariff rates in return for the right to curtail power deliveries during peak demand periods. Such interruptions are infrequent and occur with sufficient notice to allow the Company to curtail production in an orderly manner.

     Since deregulation of the natural gas industry, natural gas requirements have generally been provided through purchase of well-head gas delivered via the interstate pipeline system and local distribution companies. Open access to competitively priced supply of natural gas enables the Company to secure adequate supplies at competitive prices.

ENVIRONMENTAL REGULATION

     See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Compliance with Environmental Laws and Regulations" and "Note I to March 31, 1998 consolidated financial statements -- Environmental Matters" for a discussion of the Company's cleanup liabilities with state and federal regulators regarding the investigation and/or cleanup of certain sites.

COMPETITION

     The Company experiences substantial competition in the sale of each of its products from a large number of companies in its geographic markets.

     Rebar and merchant bars are commodity steel products, making price the primary competitive factor. Due to the high cost of freight relative to the value of the Company's steel products, competition from non-regional producers is limited. Rebar deliveries are generally concentrated within a 350 mile radius of a minimill, while merchant bar deliveries are generally concentrated within a 500 mile radius of a minimill. Except in unusual circumstances, the customer's delivery expense is limited to freight charges from the nearest competitive minimill and any incremental freight charges must be absorbed by the supplier. The Company has experienced some competition from foreign sources, with the level and degree of foreign competition varying from time to time depending upon factors including foreign government subsidies and currency exchange rates.

     The Company's competitive environment varies by product.

  Stock Rebar

     The boundary of the current market area for the Company's rebar products is roughly defined by a line running through New Orleans, Louisiana, Little Rock, Arkansas, Kansas City, Kansas, St. Louis, Missouri, Indianapolis, Indiana, Columbus, Ohio, and Baltimore, Maryland. The Company has found shipping outside of this market area to be only marginally profitable because of freight cost considerations.

  Merchant Bar

     The Company's primary marketing area for merchant bars encompasses the southeastern and midwestern U.S. The Company did not enter the merchant bar market in a significant way until 1982 and does not have the same market position it has in the rebar market. The Company's merchant bar sales now represent approximately 33% of the Company's total sales.

     The market for merchant bars is very competitive, with price being the primary competitive factor. In the last two years, the Company has upgraded its rolling mill facilities at Charlotte to increase the Company's ability to shift production from rebar to merchant bar as market conditions allow and at Jackson to increase production and improve merchant product mix.

  Rods

     The Company produces rods at its Jacksonville minimill. The Company's primary marketing area for rods includes Florida, South Carolina, Georgia, Alabama and Louisiana. The Company does not intend to geographically expand its marketing beyond these states due to the relatively low margins and prohibitive freight cost inherent to rod products. Although the market for rods can be heavily influenced by foreign imports, rod sales by foreign competitors have not had a material effect on the Company's rod sales in the last three years.

  Fabricated Rebar

     With 13 fabricating plants located throughout the southeastern U.S., all within good support distance from one of the Company's four minimills, the Company is a major factor in all the markets it serves. In the sale of fabricated rebar, the Company competes with other steel fabricators in its marketing area, some of whom purchase their stock rebar from the Company.

EMPLOYEES

     As of March 31, 1998, the Company had 1,895 employees, none of whom is covered by a collective bargaining agreement. The Company believes that its relations with its employees are good. The following table sets forth the approximate number of employees of the Company as of March 31, 1998:

                                                              NUMBER OF
GROUP                                                         EMPLOYEES
-----                                                         ----------
Mills
  Jackson...................................................      305
  Knoxville.................................................      212
  Jacksonville..............................................      276
  Charlotte.................................................      268
                                                                -----
          Total Mills.......................................    1,061
Mill Sales..................................................       25
Fabricating.................................................      535
Rail/Atlas..................................................      181
Corporate...................................................       93
                                                                -----
          Total Company.....................................    1,895
                                                                =====

     The Company has been, and continues to be, proactive in establishing and maintaining a climate of good employee relations with its employees. Ongoing initiatives include organizational development skills training, team building programs, opportunities for participation in employee involvement teams, and adoption of an "open book" system of management. The Company believes high employee involvement is a key factor in the success of the Company's operations.

     A compensation program designed to make the Company's employees' financial interests congruous with those of the Company's shareholders has been implemented. For the Company's mill operating employees, the incentive is directly connected to melting and rolling mill volumes. The sales team has their own incentive calculated on the Company's sales volumes. The fabrication group's operating employee incentives are tied to operating costs and other incentive targets. Some 55 employees, comprising senior management, participate in a Strategic Value Added incentive plan based upon return on capital employed.

LEGAL PROCEEDINGS

     There are no material pending legal proceedings, other than routine litigation incidental to the Company's business, to which the Company is a party or in which any of its property is the subject, and no such proceedings are known to be contemplated by governmental authorities. However, see "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Compliance with Environmental Laws and Regulations" and "Note I to March 31, 1998 consolidated financial statements -- Environmental Matters" for a discussion of the Company's liabilities with respect to the investigation and/or remediation at certain sites.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The Company's Board of Directors consists of eight members. Directors generally serve for one-year terms and until their successors are duly elected and qualified.

     The following table sets forth certain information regarding the Company's existing directors and executive officers:

NAME                                   AGE                          POSITIONS
----                                   ---                          ---------
Phillip E. Casey.....................  55    Chairman of the Board, Chief Executive Officer and
                                             Director
J. Donald Haney......................  62    Group Vice President, Fabricated Reinforcing Steel, and
                                             Director
Shuzo Hikita.........................  55    Vice President, Engineering and Technology, and Director
Tom J. Landa.........................  46    Vice President, Chief Financial Officer, Secretary and
                                             Director
Koichi Takashima.....................  75    Director
Akihiko Takashima....................  61    Director
Hideichiro Takashima.................  40    Director
Ryutaro Yoshioka.....................  59    Director
Dennie Andrew........................  58    Vice President, Steel Mill Operations
J. Neal McCullohs....................  41    Vice President, Mill Product Sales
Robert P. Muhlhan....................  48    Vice President, Material Procurement
James S. Rogers, II..................  50    Vice President, Human Resources
Hiroyoshi Tsuchiya...................  59    Vice President, Strategic Planning

     Phillip E. Casey has been Chairman of the Board, Chief Executive Officer and a director since June 1994. Prior to joining the Company, Mr. Casey held various positions with Birmingham Steel Corporation, including Chief Financial Officer, Executive Vice President and Vice Chairman of the Board from 1985 until 1994.

     J. Donald Haney has been Group Vice President, Fabricated Reinforcing Steel since 1979 and a director of the Company since 1988. Mr. Haney joined the Company in 1958 and has held various management and sales positions with the Company. Mr. Haney was promoted to the position of Vice President in 1974. Mr. Haney is principally responsible for the Company's reinforcing steel fabricating group.

     Shuzo Hikita has been Vice President, Engineering and Technology and a director of the Company since September 1996. Prior to September 1996, Mr. Hikita held several management positions with Kyoei including Division Manager of Kyoei's Hirakata and Osaka mills from 1994 to 1996. From 1992 to 1993, Mr. Hikita was a Vice President with Auburn Steel.

     Tom J. Landa has been Chief Financial Officer, Vice President and Secretary of the Company since April 1995. Mr. Landa was elected a director of the Company in March 1997. Before joining the Company, Mr. Landa spent over 19 years in various financial management positions with Exxon Corporation and its affiliates worldwide.

     Koichi Takashima has been a director of the Company since 1992 and Chairman of Kyoei for many years.

     Akihiko Takashima has been a director of the Company since 1992 and a Director of Kyoei for 26 years.

     Hideichiro Takashima has been a director of the Company since 1995. Since June 1995 Mr. Takashima has been President and Chief Operating Officer of Kyoei. From June 1992 until June 1995, Mr. Takashima held other senior management positions with Kyoei.

     Ryutaro Yoshioka has been a director of the Company since 1995. Mr. Yoshioka has been Managing Director of Kyoei since July 1, 1994. Prior to such time, Mr. Yoshioka was an executive of Bank of Tokyo for over 7 years.

     Dennie Andrew has been Vice President, Steel Mill Operations, since October 1997. From September 1996 until September 1997, Mr. Andrew was Vice President, Jacksonville Steel Mill Division. From 1986 until 1996, Mr. Andrew was President of North American operations for Simac International.

     J. Neal McCullohs has been Vice President, Mill Product Sales, since August 1995. Mr. McCullohs joined the Company in 1978 and has held various sales management positions with the Company, including division manager of the St. Albans Reinforcing Division and Atlanta Reinforcing Division.

     Robert P. Muhlhan has been Vice President, Material Procurement, since February 1995. From 1993 until 1995, Mr. Muhlhan was Regional Vice President of National Material Trading. Prior to 1993, Mr. Muhlhan spent 24 years with LTV Steel Company, most recently as Manager -- Production Materials.

     James S. Rogers, II, has been Vice President, Human Resources, since June 1997. From 1992 until 1996, Mr. Rogers was Vice President, Human Resources, at Birmingham Steel Corporation. From 1975 until 1992, Mr. Rogers was employed by the Company in various positions, including Manager of Corporate Personnel Practices and Director of Human Resources.

     Hiroyoshi Tsuchiya has been Vice President, Strategic Planning, since May 1994. Prior to his employment with the Company, Mr. Tsuchiya held various management positions with Mitsubishi Corporation in Japan and Canada from 1975 to 1994.

     Koichi Takashima and Akihiko Takashima are brothers. Hideichiro Takashima is the son of Koichi Takashima. None of the other directors or executive officers is related to one another.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors has a standing Executive Compensation Committee and Audit Committee.

     The principal responsibility of the Executive Compensation Committee is to provide recommendations to the Board of Directors regarding compensation for executive officers of the Company.

     The Audit Committee's principal responsibilities are to review the annual audit of the Company's financial statements and to meet with the independent auditors of the Company from time to time in order to review the Company's general policies and procedures with respect to audits and accounting and financial controls.

DIRECTORS COMPENSATION

     No director receives separate compensation for services rendered as a director. Expenses incurred by directors who are employees of the Company to attend meetings of the Board of Directors or committees thereof are reimbursed by the Company. The Company does not reimburse expenses incurred by non-employee directors to attend Board of Directors or committee meetings.

EXECUTIVE COMPENSATION

     The following table sets forth all compensation awarded to, earned by, or paid for services rendered to the Company in all capacities during the Company's three most recent fiscal years for each of the named executive officers of the Company as defined under applicable Securities and Exchange Commission rules (the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                             LONG-TERM
                                                                        COMPENSATION AWARDS
                                                             ------------------------------------------
                                                                           SECURITIES
                                   ANNUAL COMPENSATION       RESTRICTED    UNDERLYING
                                --------------------------      STOCK       OPTIONS        ALL OTHER
NAME AND PRINCIPAL POSITION     YEAR    SALARY     BONUS     AWARD(S)(1)     (#)(1)     COMPENSATION(2)
------------------------------  ----   --------   --------   -----------   ----------   ---------------
Phillip E. Casey..............  1998   $255,000   $255,000    $     --           --         $4,750
  Chairman of the Board         1997    255,000     65,687          --           --          3,278
  and Chief Executive           1996    255,000     80,453          --           --          4,617
  Officer
J. Donald Haney...............  1998    216,684    219,120      33,750        2,700          4,334
  Group Vice President,         1997    210,954     53,893          --        3,500          3,032
  Fabricated Reinforcing        1996    196,974     64,445          --        1,368          2,620
  Steel
Tom J. Landa..................  1998    176,886    179,016      33,750        2,500          3,537
  Vice President and            1997    170,217     43,886          --           --          3,647
  Chief Financial               1996    160,389    153,019     150,000       12,960             --
  Officer(3)
Dennie Andrew.................  1998    165,960    166,956      33,750        2,500          3,319
  Vice President, Steel         1997     84,588     26,227          --        3,000          2,939
  Mill Operations(4)
James S. Rogers, II...........  1998    129,514    129,514      33,750        2,000          2,590
  Vice President, Human
  Resources(5)

---------------

(1) All references are to Class B Common Stock. The shares of restricted stock shown are subject to a substantial risk of forfeiture which for Mr. Casey lapses at the rate of 20% per year beginning as of June 1, 1995 and for Mr. Landa lapses at the rate of 33 1/3% per year beginning as of April 1, 1997. At the end of fiscal 1998, the aggregate restricted stock holdings and value of such holdings were for Mr. Casey 300,000 shares and $6,000,000, respectively, and for Mr. Landa 10,500 shares and $210,000, respectively. Dividends, if declared and paid on the Common Stock generally, are payable on such restricted shares at the same rate as paid to all stockholders. In fiscal 1998, Messrs. Haney, Landa, Andrew and Rogers were granted 2,500 shares of restricted stock each subject to a substantial risk of forfeiture which lapses at the rate of 33 1/3% per year beginning as of October 1, 1999.
(2) These amounts consist of Company matching contributions made pursuant to the Company's Savings Plan.
(3) Includes a $100,000 signing bonus pursuant to Mr. Landa's employment offer in March 1995.
(4) Mr. Andrew was promoted to an Executive Officer position in October 1997. He was not employed by the Company in the 1996 fiscal year.
(5) Mr. Rogers was hired as an Executive Officer in fiscal 1998.

  Options Grants Table

     The following table shows information concerning stock options granted during fiscal 1998 for each Named Executive Officer.

                          OPTION GRANTS IN FISCAL 1998

                                                                                       POTENTIAL
                                                                                    REALIZABLE VALUE
                                   INDIVIDUAL GRANTS                                   AT ASSUMED
                               --------------------------                           ANNUAL RATES OF
                                NUMBER OF     % OF TOTAL                              STOCK PRICE
                               SECURITIES      OPTIONS      EXERCISE                APPRECIATION FOR
                               UNDERLYING     GRANTED TO    OR BASE                   OPTION TERM
                                 OPTIONS     EMPLOYEES IN    PRICE     EXPIRATION   ----------------
NAME                           GRANTED(#)    FISCAL YEAR     ($/SH)       DATE      5%($)    10%($)
----                           -----------   ------------   --------   ----------   ------   -------
Phillip E. Casey.............        --            --            --          --        --        --
J. Donald Haney..............     2,700          3.71%       $13.50    06/05/07     22,923   58,092
Tom J. Landa.................     2,500          3.44         13.50    06/05/07     21,225   53,789
Dennie Andrew................     2,500          3.44         13.50    06/05/07     21,225   53,789
James S. Rogers, II..........     2,000          2.75         13.50    06/05/07     16,980   43,030

     The options were granted under the Company's 1998 Equity Ownership Plan and vest over three years beginning April 1, 1999 at an exercise price of $13.50 per share.

  Option Exercises and Year-End Value Table

     No stock options were exercised by any of the Company's executive officers during fiscal 1998. The following table shows information concerning stock option values as of the end of fiscal 1998 for each Named Executive Officer.

                                            NUMBER OF SHARES             VALUE OF UNEXERCISED
                                         UNDERLYING UNEXERCISED              IN-THE-MONEY
                                            OPTIONS AT FISCAL             OPTIONS AT FISCAL
                                              YEAR-END (#)                   YEAR-END ($)
NAME                                    EXERCISABLE/UNEXERCISABLE    EXERCISABLE/UNEXERCISABLE(1)
----                                    -------------------------    ----------------------------
Phillip E. Casey......................             0/0                           0/0
J. Donald Haney.......................          456/7,112                    3,420/50,640
Tom J. Landa..........................        4,320/11,140                  32,400/81,050
Dennie Andrew.........................           0/5,500                       0/38,750
James S. Rogers, II...................           0/2,000                       0/13,000

---------------

(1) The latest appraisal of the Company's common stock, made as of March 31, 1998, sets forth a fair market value per share of $20.00.

  Pension Benefits

     The table below sets forth the estimated annual benefits, payable as a single life annuity beginning at retirement at age 65, at various remuneration levels and for representative years of service at normal retirement date, under the Company's tax qualified noncontributory defined benefit pension plan (the "Retirement Plan").

                      ESTIMATED ANNUAL RETIREMENT BENEFIT

                                                               YEARS OF SERVICE
                                           ---------------------------------------------------------
FINAL AVERAGE COMPENSATION                 20 YEARS    25 YEARS    30 YEARS    35 YEARS    40 YEARS
--------------------------                 ---------   ---------   ---------   ---------   ---------
$100,000.................................  $ 26,887    $ 33,609    $ 40,331    $ 47,053    $ 52,053
 150,000.................................    41,887      52,359      62,831      73,303      80,803
 200,000.................................    56,887      71,109      85,331      99,553     109,553
 235,000.................................    67,387      84,234     101,081     117,928     129,678
 250,000.................................    71,887      89,859     107,831     125,803     138,303
 300,000.................................    86,887     108,609     130,331     152,053     167,053
 350,000.................................   101,887     127,359     152,831     178,303     195,803

     Under the Retirement Plan, the compensation taken into account generally includes all salary, bonuses and other taxable compensation subject to an annual compensation limit, which currently is $160,000. As of March 31, 1998, the final average compensation and years of credited service for the Named Executive Officers for purposes of the Retirement Plan were as follows: $158,769 and four years for Phillip E. Casey; $198,896 for benefits earned through September 30, 1994 and $151,428 for benefits earned subsequently and 40 years for J. Donald Haney; $151, 667 and three years for Tom J. Landa; $152,895 and two years for Dennie Andrew; and $160,000 and 17 years for James S. Rogers, II. The benefits under the Retirement Plan are not subject to any deduction for Social Security or other offset amounts.

EXECUTIVE EMPLOYMENT AGREEMENT

     Effective June 1, 1994, the Company entered into a five-year employment agreement with Phillip E. Casey to serve as the Company's Chairman of the Board of Directors and Chief Executive Officer. The agreement provides for a one time signing bonus of $500,000, annual base salary of $300,000, a grant of 750,000 shares of Class B Common Stock (then valued at $4.5 million) to vest ratably over five years, a tax bonus in the amount of $1,946,000 with respect to such shares, and other benefits commensurate with his position. Mr. Casey has placed 15% of his annual salary at risk as part of the Company's annual incentive program. Pursuant to the agreement, the Company also granted to Mr. Casey an option to purchase an additional 250,000 shares of Class B Common Stock for $1.5 million, which Mr. Casey exercised. The agreement provides for certain termination benefits and places restrictions on the disposition of the Company's Class B Common Stock.

INCENTIVE AND BENEFIT PLANS

  Equity Ownership Plan

     The Board of Directors administers the Equity Ownership Plan and makes the determination as to the grant of awards, options and/or rights under the plan. An aggregate of 238,902 shares of Class A Common Stock are reserved for issuance under the plan. An aggregate of 147,500 shares of Class B Common Stock are reserved for issuance in connection with stock options previously granted under the plan and currently unexercised. Under the plan, restricted stock, incentive stock options, nonqualified stock options and stock appreciation rights or any combination thereof may be granted to Company employees. In general, the exercise price of the options granted under the plan will be determined at the discretion of the Board of Directors, which price generally may not be less than the market price of the Common Stock on the date the option is granted. Options normally vest 33 1/2% each year beginning approximately two years after the date of grant and expire after 10 years. The Board of Directors may condition awards of restricted stock and stock appreciation rights upon satisfaction of performance criteria or other conditions.

  Shares In Success

     In 1995, the Company adopted a stock purchase/stock option plan that provided employees with a one-time right in July 1995 to purchase Class B Common Stock at a price equal to 85% of then appraised fair market value. For each share of Class B Common Stock purchased under the plan, each employee received options to purchase six additional shares at the then appraised fair market value. Options vest 33 1/2% each year beginning approximately two years after the date of grant and expire in 2005. No additional options may be granted under the plan, and no additional shares may be purchased under the plan except upon the exercise of outstanding options. As of March 31, 1998, an aggregate of 30,444 shares of Class B Common Stock purchased by employees under the plan remain outstanding, and an aggregate of 180,474 shares of Class B Common Stock are reserved for issuance under the plan in connection with stock options that were granted under the plan and are currently unexercised.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The members of the Company's Executive Compensation Committee are Koichi Takashima, Hidelchiro Takashima and Ryutaro Yoshioka. Akihiko Takashima, a current director of the Company, and Takeshi Fujimura, a former director, were members of the committee during fiscal 1998. Mr. Fujimura remains a special advisor to the Chairman of the Board of the Company. No other member of the Executive Compensation Committee has at any time been an officer or employee of the Company.

     Mr. Fujimura was an advisor to the President of Kyoei until his retirement in June 1997; the current members of the Executive Compensation Committee and Akihiko Takashima continue to be executive officers and/or directors of Kyoei.

CERTAIN TRANSACTIONS

     The Company has entered into technical assistance arrangements with Kyoei, which owns FLS. See "Risk Factors -- Voting Control by Principal Stockholder" and "Principal Stockholders." Under these arrangements the Company reimburses Kyoei for the personnel costs of its consulting engineers and certain travel and other expenses. Payments made by the Company under these arrangements have been approximately $408,000, $2,000 and $49,000 in fiscal 1996, 1997 and 1998, respectively.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Company's Class B Common Stock as of the date of this Prospectus by (i) each person known by the Company to own beneficially more than 5.0% of the outstanding Class B Common Stock, (ii) each director of the Company who owns shares of Class B Common Stock, (iii) each of the named executive officers and (iv) all executive officers and directors as a group. No shares of Class A Common Stock are outstanding.

                            BENEFICIAL OWNERSHIP(1)

                                                                            PERCENTAGE OF
                                                               NUMBER      COMMON STOCK(2)
                                                              ---------    ---------------
Kyoei Steel, Ltd.(3)........................................  9,000,000         85.2
Phillip E. Casey(4).........................................  1,005,792          9.5
J. Donald Haney.............................................      6,676           *
Tom J. Landa................................................     14,660           *
Koichi Takashima............................................        500           *
Akihiko Takashima...........................................          0          --
Hideichiro Takashima........................................        300           *
Ryutaro Yoshioka............................................          0          --
Dennie Andrew...............................................      2,500           *
James S. Rogers, II.........................................      2,500           *
All Directors and Executive Officers as a Group (13
  persons)..................................................  1,042,095          9.9

---------------

  * Less than one percent.
(1) Beneficial ownership of shares, as determined in accordance with applicable Securities Exchange Commission rules, includes shares as to which a person has or shares voting power and/or investment power. Except as otherwise indicated, all shares are held of record with sole voting and investment power. For purposes of the table, a person or group of persons is deemed to have "beneficial ownership" of any shares as of a given date which such person has the right to acquire within 60 days after such date.
(2) Reflects the Equity Investment.
(3) All shares shown are owned directly by FLS, a wholly owned subsidiary of Kyoei. Kyoei's address is 18F Aqua Dojima, West Building, 1-4-16 Dojimahama, Kita-Ku, Osaka 530, Japan.
(4) Includes 129,408 shares of Class B Common Stock that have been gifted by Mr. Casey pursuant to Transfer and Proxy Agreements between Mr. Casey and certain donees. The gifted shares are subject to certain restrictions set forth in the agreements. Under the agreements, Mr. Casey is appointed as attorney-in-fact with full power to vote the shares in accordance with the decision of the holders of a majority of the shares held by the donee stockholders and Mr. Casey. As a result, Mr. Casey had the right to vote all 129,408 shares. Mr. Casey's address is 5100 W. Lemon Street, Suite 312, Tampa, Florida 33609.

                   DESCRIPTION OF CERTAIN OTHER INDEBTEDNESS

REVOLVING CREDIT AGREEMENT

     On June 9, 1995, the Company entered into a revolving credit agreement (the "Revolving Credit Agreement"), which provided up to $140 million in borrowings subject to a "borrowing base." On July 14, 1998, the Company amended and restated its Revolving Credit Agreement increasing the facility to $150 million. The Revolving Credit Agreement does not contain a "borrowing base" provision and now expires on July 13, 2003. The Revolving Credit Agreement continues to be secured by the Company's inventory and receivables and the Subsidiary Guarantors continue to guarantee the obligations of the Company under the Revolving Credit Agreement. The Indenture imposes a

"borrowing base" test to the extent that the Company seeks to borrow more than $140 million under the Revolving Credit Agreement.

     The Revolving Credit Agreement contains certain covenants including, among other restrictions, financial ratios and limitations on indebtedness, liens, investments and disposition of assets and dividends. It is collateralized by first priority security interests in substantially all accounts receivable and inventory of the Company.

     Loans under the Revolving Credit Agreement bear interest at a per annum rate equal to one of several rate options (LIBOR, Fed Funds, or Cost of Funds) based on the facility chosen at the time of borrowing plus an applicable margin determined by tests of performance from time to time. The effective interest rate at March 31, 1998 was 7.1%.

     As of March 31, 1998, the Company had approximately $40 million in outstanding borrowings and approximately $41 million of outstanding letters of credit under the Revolving Credit Agreement, primarily to secure repayment of amounts borrowed through industrial revenue bonds and for insurance-related matters and surety bonds.

SUBORDINATED INTERCOMPANY NOTE

     The Company has issued to FLS a $40 million promissory note (the "Subordinated Intercompany Note") with maturing dates through February 25, 2004. The Subordinated Intercompany Note bears interest at a variable rate based on the lesser of the Eurodollar rate plus .7% or 12%. The weighted average interest rate at March 31, 1998 was approximately 7.6%. The Subordinated Intercompany
Note is subordinate to Senior Indebtedness.

     FLS, in turn, owes two institutional lenders an aggregate principal amount equal to the principal amount outstanding under the Subordinated Intercompany Note. Of these borrowings, $20 million matures in 2003 and the remaining $20 million matures in 2004.

INDUSTRIAL REVENUE BONDS

     The Company also has $35.9 million in outstanding borrowings obtained through industrial revenue bonds ("IRBs") issued to construct facilities in Jackson, Tennessee; Charlotte, North Carolina; Jacksonville, Florida; and Plant City, Florida. The interest rates on these bonds range from 50% to 75% of the prime rate. $1.5 million of the IRBs matures in fiscal 1999, $9.4 million matures in fiscal 2004, $5.0 million matures in fiscal 2015 and the remaining $20 million matures in fiscal 2018. The IRBs are backed by irrevocable letters of credit issued pursuant to the Revolving Credit Agreement.

                            DESCRIPTION OF NEW NOTES

     The form and terms of the New Notes will be identical in all material respects to the form and terms of the Old Notes, except that (i) the New Notes have been registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof and (ii) holders of the New Notes will not be, and upon consummation of the Exchange Offer, holders of the Old Notes will no longer be, entitled to certain rights under the Registration Rights Agreement intended for the holders of unregistered securities, except in limited circumstances. The Exchange Offer shall be deemed consummated upon the occurrence of the delivery by the Company to the Registrar under the Indenture of the New Notes in the same aggregate principal amount as the aggregate principal amount of Old Notes that are tendered by holders thereof pursuant to the Exchange Offer. See "The Exchange Offer -- Termination" and "Procedures for Tendering" and "Description of Notes."

                               THE EXCHANGE OFFER

GENERAL

     The Company, the Subsidiary Guarantors and the Initial Purchaser have entered into a Registration Rights Agreement on March 30, 1998. Pursuant to the Registration Rights Agreement the Company and the Subsidiary Guarantors have agreed, for the benefit of the Holders (as defined herein), at the expense of the Company and the Subsidiary Guarantors, to (i) file on or prior to the 60th calendar day following the Closing Date a Registration Statement with the Commission with respect to a registered offer to exchange the Old Notes for Exchange Notes to be issued under the Indenture in the same aggregate principal amount as and with terms that will be identical in all respects to the Old Notes (except that the Exchange Notes will not contain terms with respect to the interest rate step-up provision and transfer restrictions), (ii) use its best efforts to cause the Registration Statement to be declared effective under the Securities Act on or prior to the 120th calendar day following the Closing Date and (iii) use its best efforts to consummate the Exchange Offer on or prior to the 150th calendar day following the Closing Date. Promptly after the Registration Statement is declared effective, the Company will offer the Exchange Notes in exchange for surrender of the Old Notes. The Company will keep the Exchange Offer open for not less than 30 days and not more than 45 days (or longer if required by applicable law) after the date notice of the Exchange Offer is mailed to the Holders. For each Old Note tendered to the Company pursuant to the Exchange Offer and not validly withdrawn by the Holder thereof, the Holder of such Old Note will receive an Exchange Note having a principal amount equal to the principal amount of such surrendered Old Note.

     Based on existing interpretations of the Securities Act by the staff of the commission set forth in several no-action letters to third parties, and subject to the immediately following sentence, the Company believes that the Exchange Notes that will be issued pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by a holder (other than (i) a broker-dealer who purchased the Old Notes directly from the Company for resale pursuant to Rule 144A under the Securities Act or any other available exemption under the Securities Act or (ii) a person that is an affiliate of the Company within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery provision of the Securities Act. However, any purchaser of Old Notes who is an "affiliate" of the Company or who intends to participate in the Exchange Offer for the purpose of distributing the Exchange Notes (i) will not be able to rely on the interpretation by the staff of the Commission set forth in the above-mentioned no-actions letters, (ii) will not be able to tender its Old Notes in the Exchange Offer and (iii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the Old Notes unless such sale or transfer is made pursuant to an exemption from such requirements.

TERMS OF THE EXCHANGE OFFER

     Each Holder who wishes to exchange Old Notes for Exchange Notes in the Exchange Offer will be required to represent that (i) it is not an affiliate of the Company, (ii) any Exchange Notes to be received by it were acquired in the ordinary course of its business and (iii) at the time of commencement of the Exchange Offer, it has no arrangement with any person to participate in the distribution (within the meaning of the Securities Act) of the Exchange Notes. In addition, in connection with any resales of Exchange Notes, any broker-dealer (an "Exchanging Dealer") who acquired the Notes for its own account as a result of market-making activities or other trading activities must deliver a prospectus meeting the requirements of the Securities Act. The Commission has taken the position that Exchanging Dealers may fulfill their prospectus delivery requirements with respect to the Exchange Notes (other than a resale of an unsold allotment from the original sale of the Notes) with the prospectus contained in the Registration Statement. Under the Registration Rights

Agreement, the Company is required to allow Exchanging Dealers to use the prospectus contained in the Registration Statement in connection with the resale of such Exchange Notes.

     In the event that any changes in law or applicable interpretations of the staff of the Commission do not permit the Company to effect the Exchange Offer, or if for any reason the Exchange Offer is not consummated within 150 days of the Closing Date or in certain other circumstances, the Company and the Subsidiary Guarantors will, at their expense, (i) as promptly as practicable, and in any event on or prior to 30 days after such filing obligation arises (and within 180 days after the Closing Date), file with the Commission a shelf registration statement (the "Shelf Registration Statement") covering resales of the Old Notes, (ii) use their best efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act on or prior to 45 days after such filing occurs and (iii) keep effective the Shelf Registration Statement until two years after its effective date (or such shorter period that will terminate when all the Old Notes covered thereby have been sold pursuant thereto or in certain other circumstances). The Company will, in the event of the filing of a Shelf Registration Statement, provide to each Holder covered by the Shelf Registration Statement copies of the prospectus that is a part of the Shelf Registration Statement, notify each such Holder when the Shelf Registration Statement for the Old Notes has become effective and take certain other actions as are required to permit unrestricted resales of the Old Notes. A Holder that sells such Old Notes pursuant to the Shelf Registration Statement generally will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to the purchaser, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement that are applicable to such Holder (including certain indemnification obligations). In addition, each Holder will be required to deliver certain information to be used in connection with the Shelf Registration Statement in order to have its Old Notes included in the Shelf Registration Statement.

     In the event that either (a) the Registration Statement is not filed with the Commission on or prior to the 60th calendar day following the Closing Date or (b) the Exchange Offer is not consummated or a Shelf Registration Statement is not declared effective on or prior to the 150th calendar day following the Closing Date, the interest rate borne by the Old Notes will be increased by 0.5 percent per annum for the first 30 days following the 60-day period referred to in clause (a) above or the first 90 days following the 150-day period referred to in clause (b) above. Such interest will increase by an additional 0.5 percent per annum at the beginning of each subsequent 30-day period in the case of clause (a) above or 90-day period in the case of clause (b) above; provided, however, that in no event will the interest rate borne by the Old Notes be increased by more than 1.5 percent. Upon the filing of the Registration Statement, the consummation of the Exchange Offer or the effectiveness of a Shelf Registration Statement, as the case may be, the interest rate borne by the Old Notes from the date of such filing, consummation or effectiveness, as the case may be, will be reduced to the original interest rate set forth on the cover of this Prospectus; provided, however, that, if after any such reduction in interest rate, a different event specified in clause (a) or (b) above occurs, the interest rate may again be increased pursuant to the foregoing provisions.

     The summary herein of certain provisions of the Registration Rights Agreement does no purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement.

     Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal, the Company will accept all Old Notes validly tendered prior to 5:00 p.m., New York City time, on the Expiration Date. The Company will issue $1,000 in principal amount of New Notes (and integral multiples in excess thereof) in exchange for an equal principal amount of outstanding Old Notes tendered and accepted in the Exchange Offer. Holders may tender some or all of their Old Notes pursuant to the Exchange Offer in any denomination of $1,000 or in integral multiples in excess thereof.

     Based on no-action letters issued by the staff of the Commission to third parties, the Company believes that the New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by holders thereof (other than any such holder that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holders' business and such holders have no arrangement with any person to participate in the distribution of such New Notes. Any holder of Old Notes who tenders in the Exchange Offer for the purpose of participating in a distribution of the New Notes cannot rely on such interpretation by the staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes.

     The form and terms of the New Notes will be the same as the form and terms of the Old Notes except that the New Notes will not bear legends restricting the transfer thereof. The New Notes will evidence the same debt as the Old Notes. The New Notes will be issued under and entitled to the benefits of the Indenture.

     As of the date of this Prospectus, $130,000,000 million aggregate principal amount of the Old Notes are outstanding and CEDE & Co., the nominee of DTC, is the only registered holder thereof. In connection with the issuance of the Old Notes, the Company arranged for the Old Notes to be eligible for trading in the PORTAL Market, the National Association of Securities Dealers' screen based, automated market trading of securities eligible for resale under Rule 144A, and to be issued and transferable in book-entry form through the facilities of DTC. The New Notes will also be issuable and transferable in book-entry form through DTC.

     This Prospectus, together with the accompanying Letter of Transmittal, is being sent to all registered holders as of July 31, 1998 (the "Record Date").

     The Company shall be deemed to have accepted validly tendered Old Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. See "Exchange Agent." The Exchange Agent will act as agent for the tendering holders of Old Notes for the purpose of receiving New Notes from the Company and delivering New Notes to such holders.

     If any tendered Old Notes are not accepted for exchange because of an invalid tender or the occurrence of certain other events set forth herein, certificates for any such unaccepted Old Notes will be returned, without expense, to the tendering holder thereof as promptly as practicable after the Expiration Date.

     Holders of Old Notes who tender in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes, in connection with the Exchange Offer. See "Fees and Expenses."

     The Company intends to conduct the Exchange Offer in accordance with the provisions of the Registration Rights Agreement and the applicable requirements of the Exchange Act and the rules and regulations of the Commission thereunder. Old Notes that are not tendered for exchange in the Exchange Offer will remain outstanding and continue to accrue interest, but will not be entitled to any rights or benefits under the Registration Rights Agreement.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

     The term "Expiration Date" shall mean 5:00 p.m. New York City time, on August 31, 1998, unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date to which the Exchange Offer is extended.

     In order to extend the Expiration Date, the Company will notify the Exchange Agent of any extension by oral or written notice and will mail to the record holders of Old Notes an announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Such announcement may state that the Company is extending the Exchange Offer for a specified period of time.

     The Company reserves the right (i) to delay acceptance of any Old Notes, to extend the Exchange Offer or to terminate the Exchange Offer and to refuse to accept Old Notes not previously accepted, if any of the conditions set forth herein under "Termination" shall have occurred and shall not have been waived by the Company (if permitted to be waived by the Company), by giving oral or written notice of such delay, extension or termination to the Exchange Agent, and (ii) to amend the terms of the Exchange Offer in any manner, deemed by it to be advantageous to the holders of the Old Notes. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment in a manner reasonably calculated to inform the holders of the Old Notes of such amendment.

     Without limiting the manner in which the Company may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the Exchange Offer, the Company shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to the Dow Jones News Service.

INTEREST ON THE NEW NOTES

     The New Notes will bear interest from the last Interest Payment Date on which interest was paid on the Old Notes, or if interest has not yet been paid on the Old Notes, from April 3, 1998. Such interest will be paid with the first interest payment on the New Notes. Interest on the Old Notes accepted for exchange will cease to accrue upon issuance of the New Notes.

     The New Notes will bear interest at a rate of 8 3/4% per annum. Interest on the New Notes will be payable semi-annually, in arrears on each Interest Payment Date following the consummation of the Exchange Offer. Untendered Old Notes that are not exchanged for New Notes pursuant to the Exchange Offer will bear interest at a rate of 8 3/4% per annum after the Expiration Date.

PROCEDURES FOR TENDERING

     To tender in the Exchange Offer, a holder must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile, together with the Old Notes (unless the book-entry transfer procedures described below are used) and any other required documents, to the Exchange Agent for receipt prior to 5:00 p.m., New York City time, on the Expiration Date.

     Any financial institution that is a participant in DTC's Book-Entry Transfer Facility system may make book-entry delivery of the Old Notes by causing DTC to transfer such Old Notes into the Exchange Agent's account in accordance with DTC's procedure for such transfer. Although delivery of Old Notes may be effected through book-entry transfer into the Exchange Agent's account at DTC, the Letter of Transmittal (or facsimile thereof), with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received or confirmed by the Exchange Agent at its addresses set forth in this Prospectus prior to 5:00 p.m., New York City time, on the Expiration Date. DELIVERY OF DOCUMENTS TO DTC IN ACCORDANCE WITH ITS PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT.

     The tender by a holder of Old Notes will constitute an agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

     Delivery of all documents must be made to the Exchange Agent at its address set forth herein. Holders may also request that their respective brokers, dealers, commercial banks, trust companies or nominees effect such tender for such holders.

     The method of delivery of Old Notes and the Letter of Transmittal and all other required documents to the Exchange Agent is at the election and risk of the holders. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery. No Letter of Transmittal or Old Notes should be sent to the Company.

     Only a holder of Old Notes may tender such Old Notes in the Exchange Offer. The term "holder" with respect to the Exchange Offer means any person in whose name Old Notes are registered on the books of the Company or any other person who has obtained a properly completed bond power from the registered holder or any person whose Old Notes are held of record by DTC who desires to deliver such Old Notes by book-entry Transfer at DTC.

     Any beneficial holder whose Old Notes are registered in the name of his broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on his behalf. If such beneficial holder wishes to tender on his own behalf, such beneficial holder must, prior to completing and executing the Letter of Transmittal and delivering his Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such holder's name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

     Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (an "Eligible Institution") that is a participant in a recognized medallion signature guarantee program unless the Old Notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution.

     If the Letter of Transmittal is signed by a person other than the registered holder of any Old Notes listed therein, such Old Notes must be endorsed or accompanied by appropriate bond powers which authorize such person to tender the Old Notes on behalf of the registered holder, in either case signed as the name of the registered holder or holders appears on the Old Notes.

     If the Letter of Transmittal or any Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Company, submit evidence satisfactory to the Company of their authority to so act with the Letter of Transmittal.

     All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of the tendered Old Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Old Notes not properly tendered or any Old Notes the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the absolute right to waive any irregularities or conditions of tender as to particular Old Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of

Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within such time as the Company shall determine. Neither the Company, the Exchange Agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of Old Notes nor shall any of them incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed to have been made until such irregularities have been cured or waived. Any Old Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost by the Exchange Agent to the tendering holder of such Old Notes unless otherwise provided in the Letter of Transmittal as soon as practicable following the Expiration Date.

     In addition, the Company reserves the right in its sole discretion to (a) purchase or make offers for any Old Notes that remain outstanding subsequent to the Expiration Date, or, as set forth under "Termination," to terminate the Exchange Offer and (b) to the extent permitted by applicable law, purchase Old Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers may differ from the terms of the Exchange Offer.

GUARANTEED DELIVERY PROCEDURES

     Holders who wish to tender their Old Notes and (i) whose Old Notes are not immediately available, or (ii) who cannot deliver their Old Notes, the Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Date, or if such holder cannot complete the procedure for book-entry transfer on a timely basis, may effect a tender if:

          (a) the tender is made through an Eligible Institution;

          (b) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder of the Old Notes, the certificate number or numbers of such Old Notes and the principal amount of Old Notes tendered, stating that the tender is being made thereby, and guaranteeing that, within three business days after the Expiration Date, the Letter of Transmittal (or facsimile thereof), together with the certificate(s) representing the Old Notes (unless the book-entry transfer procedures are to be used) to be tendered in proper form for transfer and any other documents required by the Letter of Transmittal, will be deposited by the Eligible Institution with the Exchange Agent; and

          (c) such properly completed and executed Letter of Transmittal (or facsimile thereof), together with the certificate(s) representing all tendered Old Notes in proper form for transfer (or confirmation of a book-entry transfer into the Exchange Agent's account at DTC of Old Notes delivered electronically) and all other documents required by the Letter of Transmittal are received by the Exchange Agent within three business days after the Expiration Date.

     Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to holders who wish to tender their Old Notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

     Except as otherwise provided herein, tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

     To withdraw a tender of Old Notes in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Old Notes to be withdrawn (the "Depositor"),
(ii) identify the Old Notes to be withdrawn (including the certificate number or numbers and principal amount of such Old Notes), (iii) be signed by the Depositor in the same manner as the original signature on the Letter of Transmittal by which such Old Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to permit the Trustee with respect to the Old Notes to register the transfer of such Old Notes into the name of the Depositor withdrawing the tender and (iv) specify the name in which any such Old Notes are to be registered, if different from that of the Depositor. All questions as to the validity, form and eligibility (including time of receipt) of such withdrawal notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer, and no New Notes will be issued with respect thereto unless the Old Notes so withdrawn are validly retendered. Any Old Notes that have been tendered but which are not accepted for exchange will be returned to the holder thereof without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described above under "Procedures for Tendering" at any time prior to the Expiration Date.

TERMINATION

     Notwithstanding any other term of the Exchange Offer, the Company will not be required to accept for exchange, or exchange New Notes for any Old Notes not theretofore accepted for exchange, and may terminate or amend the Exchange Offer as provided herein before the acceptance of such Old Notes if: (i) any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer, which, in the Company's judgment, might materially impair the Company's ability to proceed with the exchange Offer or (ii) any law, statute, rule or regulation is proposed, adopted or enacted, or any existing law, statute, rule or regulation is interpreted by the staff of the Commission in a manner, which, in the Company's judgment, might materially impair the Company's ability to proceed with the Exchange Offer.

     If the Company determines that it may terminate the Exchange Offer, as set forth above, the Company may (i) refuse to accept any Old Notes and return any Old Notes that have been tendered to the holders thereof, (ii) extend the Exchange Offer and retain all Old Notes tendered prior to the expiration of the Exchange Offer, subject to the rights of such holders of tendered Old Notes to withdraw their tendered Old Notes, or (iii) waive such termination event with respect to the Exchange Offer and accept all properly tendered Old Notes that have not been withdrawn. If such waiver constitutes a material change in the Exchange Offer, the Company will disclose such change by means of a supplement to this Prospectus that will be distributed to each registered holder of Old Notes, and the Company will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders of the Old Notes, if the Exchange Offer would otherwise expire during such period.

EXCHANGE AGENT

     The State Street Bank and Trust Company has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance and requests for additional copies of this Prospectus or of the Letter of Transmittal should be directed to the Exchange Agent addressed as follows:

    By Registered or Certified Mail:                     By Hand or Overnight Delivery:
   State Street Bank & Trust Company                   State Street Bank & Trust Company
              P.O. Box 778                                 Corporate Trust Department
         Boston, MA 02102-0078                              Two International Place
        Attention: Kellie Mullen                                  Fourth Floor
                                                             Boston, MA 02102-0078
                                                            Attention: Kellie Mullen

                    By Facsimile for Eligible Institutions:
                                 (617) 664-5290

                            Attention: Kellie Mullen
                             Confirm by Telephone:
                                 (617) 664-5314

          For information or confirmation by telephone: (617) 664-5314

FEES AND EXPENSES

     The expenses of soliciting tenders pursuant to the Exchange Offer will be borne by the Company. The principal solicitation for tenders pursuant to the Exchange Offer is being made by mail. Additional solicitations may be made by officers and regular employees of the Company and its affiliates in person, by telegraph or by telephone.

     The Company will not make any payments to brokers, dealers or other persons soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse the Exchange Agent for its reasonable out-of-pocket expenses in connection therewith. The Company may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Prospectus, Letters of Transmittal and related documents to the beneficial owners of the Old Notes and in handling or forwarding tenders for exchange.

     The expenses to be incurred in connection with the Exchange Offer, including fees and expenses of the Exchange Agent and Trustee and accounting and legal fees, will be paid by the Company.

     The Company will pay all transfer taxes, if any, applicable to the exchange of Old Notes pursuant to the Exchange Offer. If, however, certificates representing New Notes or Old Notes not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the Old Notes tendered, or if tendered Old Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Old Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

ACCOUNTING TREATMENT

     The New Notes will be recorded at the same carrying value as the Old Notes, which is face value, as reflected in the Company's accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized by the Company upon the consummation of the Exchange Offer. The expenses of the Exchange Offer will be amortized by the Company over the term of the New Notes under generally accepted accounting principles.

APPRAISAL RIGHTS

     Holders of the Old Notes will not have dissenters' rights or appraisal rights in connection with the Exchange Offer.

PLAN OF DISTRIBUTION

     Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Old Notes, where such Old Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that for a period of one year after the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until such date all dealers effecting transactions in the Exchange Note may be required to deliver a prospectus.

     The Company will not receive any proceeds from any sale of Old Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes, or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such person may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

                            DESCRIPTION OF THE NOTES

GENERAL

     The Notes offered hereby were initially issued under an indenture dated April 3, 1998 among the Company, as issuer, each of the Company's Restricted Subsidiaries, as Guarantors, and State Street Bank and Trust Company, as Trustee, a copy of the form of which will be made available to prospective purchasers of the Notes upon request. Upon the issuance of the Exchange Notes, or the effectiveness of the Shelf Registration Statement, the Indenture will be subject to and governed by the Trust Indenture Act of 1939, as amended. The following summary of the material provisions of the Indenture does not purport to be complete and is subject to, and qualified in its entirety by, reference to the provisions of the Indenture, including the definitions of certain terms contained therein and those terms made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended. For definitions of certain capitalized terms used in the following summary, see "Certain Definitions" below.

PRINCIPAL, MATURITY AND INTEREST

     The Notes will mature on April 15, 2008, will be limited in aggregate principal amount to $130 million and will be senior unsecured obligations of the Company. The Indenture provides for the issuance of up to $100 million aggregate principal amount of additional Notes having identical terms and conditions to the Notes offered hereby (the "Additional Notes"), subject to compliance with the covenants contained in the Indenture. Any Additional Notes will be part of the same issue as the Notes offered hereby and will vote on all matters with the Notes offered hereby. For purposes of this "Description of the Notes," reference to the Notes does not include Additional Notes. Interest on the Notes will accrue at the rate of 8 3/4% per annum and will be payable semi-annually on each October 15 and April 15, commencing October 15, 1998, to the Holders of record on the immediately preceding October 1 and April 1. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the original date of issuance (the "Issue Date"). Interest will be computed on the basis of a 360-day year comprising twelve 30-day months. The Notes will be payable both as to principal and interest at the office or agency of the Company in The City of New York maintained for such purposes (which initially will be the office of the Trustee located at 61 Broadway, 15th Floor, New York, New York 10006) or, at the option of the Company, payment of interest may be paid by check mailed to the address of the person entitled thereto as such address appears in the security register. The Notes will be issued only in registered form without coupons and only in denominations of $1,000 and any integral multiple thereof. No service charge will be made for any registration of transfer or exchange or redemption of Notes, but the Company may require payment in certain circumstances of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith.

     Notes that remain outstanding after the consummation of the Exchange Offer and Exchange Notes issued in connection with the Exchange Offer will be treated as a single class of securities under the Indenture.

     The Notes will not be entitled to the benefit of any sinking fund.

RANKING

     The Notes will be senior unsecured obligations of the Company, ranking senior in right of payment to all future subordinated Indebtedness of the Company and pari passu with all existing and future senior Indebtedness of the Company.

SUBSIDIARY GUARANTEES

     Payment of the principal of (and premium, if any) and interest on the Notes, when and as the same become due and payable, will be guaranteed, jointly and severally, on a senior unsecured basis

(the "Subsidiary Guarantees") by the Subsidiary Guarantors referred to below. The obligations of the Subsidiary Guarantors under the Subsidiary Guarantees will be limited so as not to constitute a fraudulent conveyance under applicable law. See "Risk Factors -- Fraudulent Conveyance Considerations."

     As of the Closing Date, the Company will have no Subsidiaries other than AmeriSteel Finance, Inc. The Indenture requires that AmeriSteel Finance, Inc. and each future Restricted Subsidiary be a Subsidiary Guarantor. Under certain circumstances, the Company will be able to designate future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to many of the restrictive covenants set forth in the Indenture and will not be Subsidiary Guarantors.

     The Indenture provides that, in the event of a sale, transfer or other disposition of all of the Capital Stock of a Subsidiary Guarantor to a person that is not an Affiliate of the Company in compliance with the terms of the Indenture, or in the event all or substantially all of the assets of a Subsidiary Guarantor are sold, transferred or otherwise disposed of to a person that is not an Affiliate of the Company in compliance with the terms of the Indenture, then such Subsidiary Guarantor will be deemed automatically and unconditionally released and discharged from all of its obligations under its Subsidiary Guarantee without any further action on the part of the Trustee or any Holder; provided that the Net Cash Proceeds of such sale, transfer or other disposition are applied in accordance with "-- Repurchase at the Option of Holders -- Asset Sales." In addition, any Subsidiary Guarantor that is designated as an Unrestricted Subsidiary in accordance with the terms of the Indenture may be released and relieved of its obligations under its Subsidiary Guarantee.

OPTIONAL REDEMPTION

     The Notes will not be redeemable at the Company's option prior to April 15, 2003. Thereafter, the Notes will be redeemable, at the option of the Company, as a whole or from time to time in part, on not less than 30 nor more than 60 days' prior notice to the Holders at the redemption prices (expressed as percentages of principal amount) set forth below, together with accrued interest, if any, to the redemption date, if redeemed during the 12-month period beginning on April 15 of the years indicated below (subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date):

                                                              REDEMPTION
YEAR                                                            PRICE
----                                                          ----------
2003........................................................   104.375%
2004........................................................   102.917%
2005........................................................   101.458%
2006 and thereafter.........................................   100.000%

     Notwithstanding the foregoing, at any time or from time to time on or prior to April 15, 2001, the Company may redeem, on one or more occasions, up to 35% of the sum of (i) the initial aggregate principal amount of the Notes and (ii) the initial aggregate principal amount of any Additional Notes with the net proceeds of one or more Public Equity Offerings at a redemption price equal to 108.75% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date); provided that, immediately after giving effect to such redemption, at least 65% of the initial aggregate principal amount of the Notes (excluding the Additional Notes) remains outstanding; and provided further that such redemptions shall occur within 60 days of the date of closing of each Public Equity Offering.

     If less than all the Notes or Additional Notes, if any, are to be redeemed, the particular Notes or Additional Notes to be redeemed will be selected not more than 60 days prior to the redemption date by the Trustee by such method as the Trustee deems fair and appropriate.

MANDATORY REDEMPTION

     Except as set forth below under "-- Repurchase at the Option of Holders," the Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

REPURCHASE AT THE OPTION OF HOLDERS

  Change of Control

     If a Change of Control occurs at any time, then each Holder will have the right to require that the Company purchase such Holder's Notes, in whole or in part in integral multiples of $1,000, at a purchase price in cash equal to 101% of the principal amount of such Notes, plus accrued and unpaid interest, if any, to the date of purchase, pursuant to the offer described below (the "Change of Control Offer") and the other procedures set forth in the Indenture.

     Within 30 days following any Change of Control, the Company will notify the Trustee thereof and give written notice of such Change of Control to each Holder of Notes and Additional Notes by first-class mail, postage prepaid, at its address appearing in the security register, stating, among other things: (i) the purchase price and the purchase date, which will be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed or such later date as is necessary to comply with requirements under the Exchange Act;
(ii) that any Note or Additional Note not tendered will continue to accrue interest; (iii) that, unless the Company defaults in the payment of the purchase price, any Notes or Additional Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest after the Change of Control purchase date; and (iv) certain other procedures that a Holder must follow to accept a Change of Control Offer or to withdraw such acceptance.

     If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the purchase price for all of the Notes and Additional Notes that might be tendered by Holders of Notes and Additional Notes seeking to accept the Change of Control Offer. The failure of the Company to make or consummate the Change of Control Offer or pay the applicable Change of Control purchase price when due would result in an Event of Default and would give the Trustee and the Holders of Notes and Additional Notes the rights described under "-- Events of Default and Remedies."

     One of the events that constitutes a Change of Control under the Indenture is the disposition of "all or substantially all" of the Company's assets. This term has not been interpreted under New York law (which is the governing law of the Indenture) to represent a specific quantitative test. As a consequence, in the event Holders of Notes and Additional Notes elect to require the Company to purchase Notes and Additional Notes and the Company elects to contest such election, there can be no assurance as to how a court interpreting New York law would interpret the phrase in many circumstances.

     The existence of a Holder's right to require the Company to purchase such Holder's Notes or Additional Notes upon a Change of Control may deter a third party from acquiring the Company in a transaction that constitutes a Change of Control.

     The definition of "Change of Control" in the Indenture is limited in scope. The provisions of the Indenture may not afford Holders of Notes or Additional Notes the right to require the Company to repurchase such Notes or Additional Notes in the event of a highly leveraged transaction or certain transactions with the Company's management or its affiliates, including a reorganization, restructuring, merger or similar transaction involving the Company (including, in certain circumstances, an acquisition of the Company by management or its affiliates) that may adversely affect Holders, if such transaction is not a transaction defined as a Change of Control. See "-- Certain Definitions" below for the definition of "Change of Control." A transaction involving the Company's management or its affiliates, or a transaction involving a recapitalization of the Company, would result in a Change of Control if it is the type of transaction specified in such definition.

     The Company will comply with the applicable tender offer rules, including Rule-14e under the Exchange Act, and any other applicable securities laws and regulations, to the extent such laws and regulations are applicable in the event that the Company is required to repurchase Notes as described above.

     The Company will not, and will not permit any Restricted Subsidiary to, create any restriction (other than restrictions existing under Indebtedness as in effect on the Closing Date or in refinancings of such Indebtedness) that would materially impair the ability of the Company to make a Change of Control Offer to purchase the Notes or Additional Notes tendered for purchase.

  Asset Sales

     The Company will not, and will not permit any Restricted Subsidiary to, engage in any Asset Sale unless (i) the consideration received by the Company or such Restricted Subsidiary for such Asset Sale is not less than the fair market value of the assets sold (as determined by the Board of Directors of the Company, whose good faith determination will be conclusive) and (ii) the consideration received by the Company or the relevant Restricted Subsidiary in respect of such Asset Sale consists of at least 75% cash or cash equivalents; provided, however, that the Company may receive up to $5 million in the form of non-cash consideration in connection with the Atlas Disposition.

     If the Company or any Restricted Subsidiary engages in an Asset Sale, the Company may, at its option, within 12 months after such Asset Sale, (i) apply all or a portion of the Net Cash Proceeds to the permanent reduction of amounts outstanding under the Bank Credit Agreement or to the repayment of other senior Indebtedness of the Company or a Restricted Subsidiary or (ii) invest (or enter into a legally binding agreement to invest) all or a portion of such Net Cash Proceeds in properties and assets to replace the properties and assets that were the subject of the Asset Sale or in properties and assets that will be used in businesses of the Company or its Restricted Subsidiaries, as the case may be, existing on the Closing Date. If any such legally binding agreement to invest such Net Cash Proceeds is terminated, the Company may, within 90 days of such termination or within 12 months of such Asset Sale, whichever is later, invest such Net Cash Proceeds as provided in clause (i) or (ii) (without regard to the parenthetical contained in such clause (ii)) above. The amount of such Net Cash Proceeds not so used as set forth above in this paragraph constitutes "Excess Proceeds."

     When the aggregate amount of Excess Proceeds exceeds $5 million, the Company will, within 30 days thereafter, make an offer to purchase from all Holders of Notes and Additional Notes, if any, on a pro rata basis, in accordance with the procedures set forth in the Indenture, the maximum principal amount (expressed as a multiple of $1,000) of Notes and Additional Notes, if any, that may be purchased with the Excess Proceeds, at a purchase price in cash equal to 100% of the principal amount thereof, plus accrued interest, if any, to the date such offer to purchase is consummated. To the extent that the aggregate principal amount of Notes and Additional Notes, if any, tendered pursuant to such offer to purchase is less than the Excess Proceeds, the Company may use such deficiency for general corporate purposes. If the aggregate principal amount of Notes and Additional Notes, if any, validly tendered and not withdrawn by holders thereof exceeds the Excess Proceeds, the Notes and Additional Notes, if any, to be purchased will be selected on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds will be reset to zero.

     The Company will comply with the applicable tender offer rules, including Rule-14e under the Exchange Act, and any other applicable securities laws and regulations, to the extent such laws and regulations are applicable in the event that the Company is required to repurchase Notes as described above.

CERTAIN COVENANTS

  Restricted Payments

     The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, take any of the following actions:

          (a) declare or pay any dividend on, or make any distribution to holders of, any shares of the Capital Stock of the Company or any Restricted Subsidiary, other than (i) dividends or distributions payable solely in Qualified Equity Interests, (ii) dividends or distributions by a Restricted Subsidiary payable to the Company or another Restricted Subsidiary or (iii) pro rata dividends or distributions on common stock or equity interests of Restricted Subsidiaries held by minority shareholders, provided that such dividends do not in the aggregate exceed the minority shareholders' pro rata share of such Restricted Subsidiaries' net income from the first day of the Company's fiscal quarter during which the Closing Date occurs;

          (b) purchase, redeem or otherwise acquire or retire for value, directly or indirectly, any shares of Capital Stock, or any options, warrants or other rights to acquire such shares of Capital Stock, of the Company, any Restricted Subsidiary or any Affiliate of the Company (other than, in either case, any such Capital Stock owned by the Company or any of its Restricted Subsidiaries);

          (c) make any principal payment on, or repurchase, redeem, defease or otherwise acquire or retire for value, prior to any scheduled principal payment, sinking fund payment or maturity, any Subordinated Indebtedness; and

          (d) make any Investment (other than a Permitted Investment) in any person (such payments or other actions described in (but not excluded from) clauses (a) through (d) being referred to as "Restricted Payments"), unless at the time of, and immediately after giving effect to, the proposed Restricted Payment:

             (i) no Default or Event of Default has occurred and is continuing,

             (ii) the Company could incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of "-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Disqualified Stock," and

             (iii) the aggregate amount of all Restricted Payments made after the Closing Date does not exceed the sum of:

                (A) 50% of the aggregate Consolidated Adjusted Net Income of the Company during the period (taken as one accounting period) from the first day of the Company's fiscal quarter during which the Closing Date occurs to the last day of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such proposed Restricted Payment (or, if such aggregate cumulative Consolidated Adjusted Net Income is a loss, minus 100% of such amount);

                (B) the aggregate net cash proceeds received by the Company after the Closing Date from the issuance or sale (other than to a Subsidiary) of either (1) Qualified Equity Interests of the Company (excluding from this computation (x) proceeds of the Equity Investment and (y) proceeds of a Public Equity Offering received by the Company that are used by it to redeem Notes as discussed above) or (2) debt securities or Disqualified Stock that have been converted into or exchanged for Qualified Stock of the Company, together with the aggregate net cash proceeds received by the Company at the time of such conversion or exchange; and

                (C) $10 million.

     Notwithstanding the foregoing, the Company and its Restricted Subsidiaries may take the following actions, so long as no Default or Event of Default has occurred and is continuing or would occur:

          (a) the payment of any dividend in cash or Qualified Equity Interests of the Company within 60 days after the date of declaration thereof, if at the declaration date such payment would not have been prohibited by the foregoing provisions;

          (b) the repurchase, redemption or other acquisition or retirement for value of any shares of Capital Stock of the Company, in exchange for, or out of the net cash proceeds of a substantially concurrent issuance and sale (other than to a Subsidiary) of, Qualified Equity Interests of the Company;

          (c) the purchase, redemption, defeasance or other acquisition or retirement for value of any Subordinated Indebtedness in exchange for, or out of the net cash proceeds of a substantially concurrent issuance and sale (other than to a Subsidiary) of, shares of Qualified Equity Interests of the Company;

          (d) the purchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Indebtedness in exchange for, or out of the net cash proceeds of a substantially concurrent issuance or sale (other than to a Subsidiary) of, Subordinated Indebtedness, so long as the Company or a Restricted Subsidiary would be permitted to refinance such original Subordinated Indebtedness with such new Subordinated Indebtedness pursuant to clause (iv) of the definition of Permitted Indebtedness;

          (e) the repurchase for value of shares of Capital Stock of the Company pursuant to and in accordance with the Company's right to make such repurchase under the terms of the Shares in Success Plan, the Equity Ownership Plan or the Short-Term Incentive Plan in an amount not to exceed $500,000 in any fiscal year;

          (f) (A) the repayment of up to $10 million principal amount of the Subordinated Intercompany Note with the proceeds of the Equity Investment;
     (B) the repayment of up to $20 million principal amount of the Subordinated Intercompany Note with the proceeds of the Offering; or (C) the refinancing or other restructuring of up to $20 million principal amount of the Subordinated Intercompany Note; provided, however, that any Indebtedness resulting from such refinancing or restructuring (x) is subordinate to the Notes, under subordination terms substantially similar to those contained in the Subordinated Intercompany Note, (y) is in an aggregate principal amount not greater than the amount being refinanced or restructured and (z) includes scheduled principal repayments in an amount not to exceed $3.5 million in any fiscal year;

          (g) following the first Public Equity Offering, the payment of any regular quarterly dividends in respect of the Company's common stock, out of funds legally available therefor, in an amount not to exceed, in any fiscal year, the lesser of (i) $2.5 million or (ii) 4% of the Net Cash Proceeds received by the Company in such Public Equity Offering; and

          (h) the repurchase of any Subordinated Indebtedness at a purchase price not greater than 101% of the principal amount of such Subordinated Indebtedness in the event of a Change of Control in accordance with provisions similar to the "Change of Control" covenant; provided that, prior to or simultaneously with such repurchase, the Company has made the Change of Control Offer as provided in such covenant with respect to the Notes and has repurchased all Notes validly tendered for payment in connection with such Change of Control Offer.

     The actions described in clauses (b), (c), (e), (g) and (h) of this paragraph will be Restricted Payments that will be permitted to be taken in accordance with this paragraph but will reduce the amount that would otherwise be available for Restricted Payments under clause (iii) of the first paragraph of this covenant and the actions described in clauses (a), (d) and (f) of this paragraph will be Restricted Payments that will be permitted to be taken in accordance with this paragraph and will not reduce the amount that would otherwise be available for Restricted Payments under clause (iii) of the first paragraph of this covenant.

     For the purpose of making any calculations under the Indenture (i) if a Restricted Subsidiary is designated an Unrestricted Subsidiary, the Company will be deemed to have made an Investment in an amount equal to the greatest of the fair market value or net book value of the net assets of such Restricted Subsidiary at the time of such designation as determined by the Board of Directors of the Company, and (ii) any property transferred to or from an Unrestricted Subsidiary will be valued at fair market value at the time of such transfer, as determined by the Board of Directors of the Company. The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any non-cash Restricted Payment shall be determined by the Board of Directors whose resolution with respect thereto shall be delivered to the Trustee, such determination to be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if such fair market value exceeds $5 million. Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an officer's certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required under "-- Certain Covenants -- Restricted Payments" were computed, together with a copy of any fairness opinion or appraisal required by the Indenture.

     If the aggregate amount of all Restricted Payments calculated under the foregoing provision includes an Investment in an Unrestricted Subsidiary or other person that thereafter becomes a Restricted Subsidiary, the aggregate amount of all Restricted Payments calculated under the foregoing provision will be reduced by the lesser of (x) the net asset value of such Subsidiary at the time it becomes a Restricted Subsidiary and (y) the initial amount of such Investment.

     If an Investment resulted in the making of a Restricted Payment, the aggregate amount of all Restricted Payments calculated under the foregoing provision will be reduced by the amount of any net reduction in such Investment (resulting from the payment of interest or dividends, loan repayment, transfer of assets or otherwise, other than the redesignation of an Unrestricted Subsidiary or other person as a Restricted Subsidiary), to the extent such net reduction is not included in the Company's Consolidated Adjusted Net Income; provided that the total amount by which the aggregate amount of all Restricted Payments may be reduced may not exceed the lesser of (x) the cash proceeds received by the Company and its Restricted Subsidiaries in connection with such net reduction and (y) the initial amount of such Investment.

     In computing the Consolidated Adjusted Net Income of the Company for purposes of the foregoing clause (iii)(A), (i) the Company may use audited financial statements for the portions of the relevant period for which audited financial statements are available on the date of determination and unaudited financial statements and other current financial data based on the books and records of the Company for the remaining portion of such period and (ii) the Company will be permitted to rely in good faith on the financial statements and other financial data derived from its books and records that are available on the date of determination. If the Company makes a Restricted Payment that, at the time of the making of such Restricted Payment, would in the good faith determination of the Company be permitted under the requirements of the Indenture, such Restricted Payment will be deemed to have been made in compliance with the Indenture notwithstanding any subsequent adjustments made in good faith to the Company's financial statements affecting Consolidated Adjusted Net Income of the Company for any period.

  Incurrence of Indebtedness and Issuance of Disqualified Stock

     The Company will not, and will not permit any Restricted Subsidiary to, create, issue, assume, guarantee or in any manner become directly or indirectly liable for the payment of, or otherwise incur (collectively, "incur"), any Indebtedness (including Acquired Indebtedness and the issuance of

Disqualified Stock), except that the Company may incur Indebtedness if, at the time of such event, the Fixed Charge Coverage Ratio for the immediately preceding four full fiscal quarters for which internal financial statements are available, taken as one accounting period, would have been equal to at least
2.25 to 1.0.

     In making the calculation under the preceding paragraph for any four-quarter period that includes the Closing Date, pro forma effect will be given to the Refinancing, as if the Refinancing had occurred at the beginning of such four-quarter period. In addition (but without duplication), in making the calculation under the preceding paragraph, pro forma effect will be given to:
(i) the incurrence of such Indebtedness and (if applicable) the application of the net proceeds therefrom, including to refinance other Indebtedness, as if such Indebtedness was incurred and the application of such proceeds occurred at the beginning of such four-quarter period; (ii) the incurrence, repayment or retirement of any other Indebtedness by the Company or its Restricted Subsidiaries since the first day of such four-quarter period as if such Indebtedness was incurred, repaid or retired at the beginning of such four-quarter period; and (iii) the acquisition (whether by purchase, merger or otherwise) or disposition (whether by sale, merger or otherwise) of any company, entity or business acquired or disposed of by the Company or its Restricted Subsidiaries, as the case may be, since the first day of such four-quarter period, as if such acquisition or disposition occurred at the beginning of such four-quarter period. In making a computation under the foregoing clause (i) or
(ii), (A) the amount of Indebtedness under a revolving credit facility will be computed based on the average daily balance of such Indebtedness during such four-quarter period, (B) if such Indebtedness bears, at the option of the Company, a fixed or floating rate of interest, interest thereon will be computed by applying, at the option of the Company, either the fixed or floating rate, and (C) the amount of any Indebtedness that bears interest at a floating rate will be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness if such Hedging Obligations have a remaining term at the date of determination in excess of 12 months).

     Notwithstanding the foregoing, the Company may, and may permit its Restricted Subsidiaries to, incur the following Indebtedness ("Permitted Indebtedness"):

          (i) Indebtedness of the Company or any Subsidiary Guarantor under the Bank Credit Agreement (and the incurrence by any Subsidiary Guarantor of guarantees thereof) in an aggregate principal amount at any one time outstanding not to exceed the greater of (A) the Borrowing Base or (B) $140 million, less any amounts applied to the permanent reduction of such credit facilities pursuant to the provisions of "-- Repurchase at the Option of Holders -- Asset Sales";

          (ii) Indebtedness represented by the Notes (other than the Additional Notes) and the Subsidiary Guarantees;

          (iii) Existing Indebtedness;

          (iv) the incurrence by the Company of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace, any Indebtedness that is permitted to be incurred under clause (ii) or (iii) above;

          (v) Indebtedness owed by the Company to any Wholly Owned Restricted Subsidiary or owed by any Restricted Subsidiary to the Company or a Wholly Owned Restricted Subsidiary (provided that such Indebtedness is held by the Company or such Restricted Subsidiary); provided, however, that any Indebtedness of the Company owing to any such Restricted Subsidiary is unsecured and subordinated in right of payment from and after such time as the Notes shall become due and payable (whether at Stated Maturity, acceleration, or otherwise) to the payment and performance of the Company's obligations under the Notes;

          (vi) Indebtedness of the Company or any Restricted Subsidiary under Hedging Obligations incurred in the ordinary course of business;

          (vii) Indebtedness of the Company or any Restricted Subsidiary consisting of guarantees, indemnities or obligations in respect of purchase price adjustments in connection with the acquisition or disposition of assets, including, without limitation, shares of Capital Stock;

          (viii) either (A) Capitalized Lease Obligations of the Company or any Restricted Subsidiary or (B) Indebtedness under purchase money mortgages or secured by purchase money security interests so long as (x) such Indebtedness is not secured by any property or assets of the Company or any Restricted Subsidiary other than the property and assets so acquired and
     (y) such Indebtedness is created within 60 days of the acquisition of the related property or any Permitted Refinancing Indebtedness thereof; provided that the aggregate amount of Indebtedness under clauses (A) and
     (B) does not exceed 10% of Consolidated Tangible Assets at any one time outstanding;

          (ix) Indebtedness of the Company or any Restricted Subsidiary pursuant to Trade Loan Agreements in an aggregate principal amount not to exceed $5 million at any one time outstanding;

          (x) Guarantees by any Restricted Subsidiary made in accordance with the provisions of "-- Certain Covenants -- Guarantees of Indebtedness by Restricted Subsidiaries"; and

          (xi) Indebtedness of the Company or any Restricted Subsidiary not permitted by any other clause of this definition, in an aggregate principal amount not to exceed $25 million at any one time outstanding.

  Liens

     The Company will not, and will not permit any Restricted Subsidiary to directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind on or with respect to any of its property or assets, including any shares of stock or debt of any Restricted Subsidiary whether owned at the Closing Date or thereafter acquired, or any income, profits or proceeds therefrom, or assign or otherwise convey any right to receive income thereon, unless (a) in the case of any Lien securing Subordinated Indebtedness, the Notes are secured by a Lien on such property, assets or proceeds that is senior in priority to such Lien and
(b) in the case of any other Lien, the Notes are equally and ratably secured with the obligation or liability secured by such Lien.

     Notwithstanding the foregoing, the Company may, and may permit any Subsidiary to, incur the following Liens ("Permitted Liens"):

          (i) Liens (other than (A) Liens securing Indebtedness under the Bank Credit Agreement and (B) Liens securing the First Mortgage Notes more than 60 days after the Closing Date) existing as of the Closing Date;

          (ii) Liens on property or assets of the type specified in the Bank Credit Agreement as of the Closing Date of the Company or any Restricted Subsidiary securing Indebtedness under the Bank Credit Agreement or one or more other credit facilities in a principal amount not to exceed the principal amount of the outstanding Indebtedness permitted by clause (i) of the definition of "Permitted Indebtedness";

          (iii) Liens on any property or assets of a Restricted Subsidiary granted in favor of the Company or any Wholly Owned Restricted Subsidiary;

          (iv) any interest or title of a lessor under any Capitalized Lease Obligation or Sale and Leaseback Transaction that was not entered into in violation of "-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Disqualified Stock";

          (v) Liens securing Acquired Indebtedness created prior to (and not in connection with or in contemplation of) the incurrence of such Indebtedness by the Company or any Restricted Subsidiary; provided that such Lien does not extend to any property or assets of the Company other than the property and assets acquired in connection with the incurrence of such Acquired Indebtedness;

          (vi) Liens securing Hedging Obligations permitted to be incurred pursuant to clause (vi) of the definition of "Permitted Indebtedness";

          (vii) Liens arising from purchase money mortgages and purchase money security interests incurred in the ordinary course of the business of the Company; provided that (A) the related Indebtedness is not secured by any property or assets of the Company or any Restricted Subsidiary other than the property and assets so acquired, (B) the Lien securing such Indebtedness is created within 60 days of such acquisition, and (C) the related Indebtedness was not incurred in violation of "-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Disqualified Stock";

          (viii) Liens on Fixed Assets of the Company or a Restricted Subsidiary; provided that the aggregate net book value of all such Fixed Assets does not exceed 10% of the Consolidated Tangible Assets at any one time outstanding;

          (ix) statutory Liens or landlords', carriers', warehouseman's, mechanics', suppliers', materialmen's, repairmen's or other like Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings and, if required by GAAP, a reserve or other appropriate provision has been made therefor;

          (x) Liens for taxes, assessments, government charges or claims that are not yet due or that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and, if required by GAAP, a reserve or other appropriate provision has been made therefor;

          (xi) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory obligations, surety and appeal bonds, government contracts, performance bonds and other obligations of a like nature incurred in the ordinary course of business (other than contracts for the payment of money);

          (xii) easements, rights-of-way, restrictions and other similar charges or encumbrances not interfering in any material respect with the business of the Company or any Restricted Subsidiary incurred in the ordinary course of business;

          (xiii) deposits or pledges to secure obligations under workmen's compensation, social security or similar laws, or under unemployment insurance;

          (xiv) Liens arising by reason of any judgment, decree or order of any court, so long as such Lien is adequately bonded or adequately covered by insurance as to which the insurance company has not disclaimed or disputed in writing its obligations for coverage and any appropriate legal proceedings that may have been duly initiated for the review of such judgment, decree or order have not been finally terminated or the period within which such proceedings may be initiated has not expired; and

          (xv) any extension, renewal or replacement, in whole or in part, of any Lien described in the foregoing clauses (i) through (xiv); provided that any such extension, renewal or replacement is no more restrictive in any material respect than the Lien so extended, renewed or replaced and does not extend to any additional property or assets.

  Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries

     The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to (a) pay dividends, in cash or otherwise, or make any other distributions on or in respect of its Capital Stock, (b) pay any Indebtedness owed to the Company or any other Restricted Subsidiary, (c) make loans or advances to the Company or any other Restricted Subsidiary, or (d) transfer any of its properties or assets to the

Company or any other Restricted Subsidiary, except for such encumbrances or restrictions existing under or by reason of:

          (i) any agreement in effect on the Closing Date;

          (ii) customary non-assignment provisions of any lease governing a leasehold interest of the Company or any Restricted Subsidiary;

          (iii) the refinancing or successive refinancing of Indebtedness incurred under the agreements in effect on the Closing Date, so long as such encumbrances or restrictions are no less favorable to the Company or any Restricted Subsidiary than those contained in such original agreement; or

          (iv) any agreement or other instrument of a person acquired by the Company or any Restricted Subsidiary in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any person, or the properties or assets of any person, other than the person, or the property or assets of the person, so acquired.

  Merger, Consolidation or Sale of Assets

     The Company may not, in a single transaction or series of related transactions, consolidate or merge with or into (whether or not the Company is the surviving corporation), or directly and/or indirectly through its Subsidiaries, sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets (determined on a consolidated basis for the Company and its Subsidiaries taken as a whole) in one or more related transactions to, another corporation, person or entity unless:

          (a) either (i) the Company is the surviving corporation or (ii) in the case of a transaction involving the Company, the entity or the person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made (the "Surviving Entity") is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia and assumes all the obligations of the Company under the Notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee;

          (b) immediately after giving effect to such transaction and treating any obligation of the Company in connection with or as a result of such transaction as having been incurred as of the time of such transaction, no Default or Event of Default has occurred and is continuing;

          (c) the Company (or the Surviving Entity if the Company is not the continuing obligor under the Indenture) could, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the first paragraph of "-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Disqualified Stock";

          (d) if the Company is not the continuing obligor under the Indenture, each Subsidiary Guarantor, unless it is the other party to the transaction described above, has by supplemental indenture confirmed that its Subsidiary Guarantee applies to the Surviving Entity's obligations under the Indenture and the Notes;

          (e) if any of the property or assets of the Company or any of its Restricted Subsidiaries would thereupon become subject to any Lien, the provisions of "-- Certain Covenants -- Liens" are complied with;

          (f) immediately after giving effect to such transaction on a pro forma basis, the Consolidated Net Worth of the Company (or of the Surviving Entity if the Company is not the continuing obligor under the Indenture) is equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transaction; and

          (g) the Company delivers, or causes to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an officers' certificate and an opinion of counsel, each stating that such transaction complies with the requirements identified under this caption "-- Merger, Consolidation or Sale of Assets";

provided, however, that any sale, transfer or disposition of all of the Capital Stock, or all or substantially all of the assets, of a Subsidiary Guarantor will not be restricted by the foregoing provisions but will be governed by the provisions described under "Subsidiary Guarantees."

     The Indenture will provide that no Subsidiary Guarantor may consolidate with or merge with or into any other person or convey, sell, assign, transfer, lease or otherwise disposed of its properties and assets substantially as an entity to any other person (other than the Company or another Subsidiary Guarantor) unless: (a) subject to the provisions of the following paragraph, the person formed by or surviving such consolidation or merger (if other than such Subsidiary Guarantor) or to which such properties and assets are transferred assumes all of the obligations of such Subsidiary Guarantor under the Indenture and its Subsidiary Guarantee, pursuant to a supplemental indenture in form and substance satisfactory to the Trustee and (b) immediately after giving effect to such transaction, no Default or Event of Default has occurred and is continuing.

     For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries, the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

     In the event of any transaction described in and complying with the conditions listed in the first paragraph of this covenant in which the Company is not the continuing obligor under the Indenture, the Surviving Entity will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, and thereafter the Company will, except in the case of a lease, be discharged from all its obligations and covenants under the Indenture and the Notes.

  Transactions with Affiliates

     The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into or suffer to exist any transaction with, or for the benefit of, any Affiliate of the Company or any beneficial owner of 5% or more of any class of the Capital Stock of the Company at any time outstanding ("Interested Persons"), unless (a) such transaction is on terms that are no less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could have been obtained in an arm's length transaction with third parties who are not Interested Persons and (b) the Company delivers to the Trustee (i) with respect to any transaction or series of related transactions entered into after the Closing Date involving aggregate payments in excess of $3 million, a resolution of the Board of Directors of the Company set forth in an officers' certificate certifying that such transaction or transactions complies with clause (a) above and that such transaction or transactions have been approved by the Board of Directors (including a majority of the Disinterested Directors) of the Company and (ii) with respect to a transaction or series of related transactions involving aggregate payments equal to or greater than $5 million, a written opinion as to the fairness to the Company or such Restricted Subsidiary of such transaction or series of transactions from a financial point of view issued by an accounting, appraisal or investment banking firm, in each case of national standing.

     The foregoing covenant will not restrict:

          (A) transactions among the Company and/or its Restricted Subsidiaries;

          (B) the Company from paying reasonable and customary regular compensation and fees to directors of the Company or any Restricted Subsidiary who are not employees of the Company or any Restricted Subsidiary;

          (C) transactions permitted by the provisions of "-- Certain Covenants -- Restricted Payments"; and

          (D) the performance of the Company's obligations under the Technical Assistance Agreement, as in effect at the Closing Date, in an annual amount not to exceed $1 million; provided that any amendments or modifications to the terms of the Technical Assistance Agreement are no less favorable to the Company than those that could have been obtained in an arm's length transaction with third parties who are not Interested Persons.

  Limitation on Issuances and Sales of Capital Stock of Restricted Subsidiaries

     The Company (a) will not permit any Restricted Subsidiary to issue any Capital Stock (other than to the Company or a Wholly Owned Restricted Subsidiary) and (b) will not, and will not permit any Restricted Subsidiary to, transfer, convey, sell, lease or otherwise dispose of any Capital Stock of any Restricted Subsidiary to any Person (other than the Company or a Wholly Owned Restricted Subsidiary); provided, however, that this covenant will not prohibit
(i) the sale or other disposition of all, but not less than all, of the issued and outstanding Capital Stock of a Restricted Subsidiary owned by the Company and its Restricted Subsidiaries in compliance with the other provisions of the Indenture or (ii) the ownership by directors of director's qualifying shares or the ownership by foreign nationals of Capital Stock of any Restricted Subsidiary, to the extent mandated by applicable law.

     The Company will not permit any Restricted Subsidiary to issue any Preferred Stock.

  Payments for Consent

     The Indenture will provide that neither the Company nor any of its Restricted Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid or is paid to all Holders that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

  Issuances of Guarantees by New Restricted Subsidiaries

     The Company will provide to the Trustee, on the date that any Person becomes a Restricted Subsidiary, a supplemental indenture to the Indenture, executed by such new Restricted Subsidiary, providing for a full and unconditional guarantee on a senior basis by such new Restricted Subsidiary of the Company's obligations under the Notes and the Indenture to the same extent as that set forth in the Indenture, provided that in the case of any new Restricted Subsidiary that becomes a Restricted Subsidiary through the acquisition of a majority of its voting Capital Stock by the Company or any other Restricted Subsidiary, such guarantee may be subordinated to the extent required by the obligations of such new Restricted Subsidiary existing on the date of such acquisition that were not incurred in contemplation of such acquisition.

  Unrestricted Subsidiaries

     (a) The Board of Directors of the Company may designate any Subsidiary (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary so long as (i) neither the Company nor any Restricted Subsidiary is directly or indirectly liable for any Indebtedness of such Subsidiary, (ii) no default with respect to any Indebtedness of such Subsidiary would permit (upon notice, lapse of time or otherwise) any holder of any other Indebtedness of the Company or any Restricted Subsidiary to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity, (iii) any Investment in such Subsidiary made as a result of designating such Subsidiary an Unrestricted Subsidiary will not violate the provisions of "-- Certain Covenants -- Restricted Payments," (iv) neither the Company nor any Restricted Subsidiary has a contract, agreement, arrangement, understanding or obligation of any kind, whether written or oral, with such Subsidiary other than those that might be obtained at the time from persons who are not Affiliates of the Company, (v) neither the Company nor any Restricted Subsidiary has any obligation to subscribe for additional shares of Capital Stock or other equity interest in such Subsidiary, or to maintain or preserve such Subsidiary's financial condition or to cause such Subsidiary to achieve certain levels of operating results, and (vi) such Unrestricted Subsidiary has at least one director on its Board of Directors that is not a director or executive officer of the Company or any of its Restricted Subsidiaries. Notwithstanding the foregoing, the Company may not designate any of its Subsidiaries existing as of the Closing Date or any successor to any of them as an Unrestricted Subsidiary and may not sell, transfer or otherwise dispose of any properties or assets of any such Subsidiary to an Unrestricted Subsidiary, other than in the ordinary course of business.

     (b) The Board of Directors of the Company may designate any Unrestricted Subsidiary as a Restricted Subsidiary; provided that (i) no Default or Event of Default has occurred and is continuing following such designation and (ii) the Company could incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the first paragraph of "-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Disqualified Stock" (treating any Indebtedness of such Unrestricted Subsidiary as the incurrence of Indebtedness by a Restricted Subsidiary).

  Reports

     The Company will file with the Commission all such annual reports, quarterly reports and other documents that the Company would be required to file if it were subject to Section 13(a) or 15(d) under the Exchange Act. The Company will also be required (a) to supply to the Trustee and each Holder, or supply to the Trustee for forwarding to each such Holder, without cost to such Holder, copies of such reports and other documents within 15 days after the date on which the Company files such reports and documents with the Commission or the date on which the Company would be required to file such reports and documents if the Company were so required and (b) if filing such reports and documents with the Commission is not accepted by the Commission or is prohibited under the Exchange Act, to supply at the Company's cost copies of such reports and documents to any prospective Holder promptly upon written request.

EVENTS OF DEFAULT AND REMEDIES

     The following will be "Events of Default" under the Indenture:

          (a) default in the payment of any interest on any Note when it becomes due and payable, and continuance of such default for a period of 30 days;

          (b) default in the payment of the principal of (or premium, if any, on) any Note when due;

          (c) failure to perform or comply with the Indenture provisions described under "-- Repurchase at the Option of Holders -- Change of Control," "-- Repurchase at the Option of Holders -- Asset Sales," "-- Certain Covenants -- Restricted Payments," or "-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Disqualified Stock";

          (d) default in the performance, or breach, of any covenant or agreement of the Company or any Subsidiary Guarantor contained in the Indenture or in any Subsidiary Guarantee (other than a default in the performance, or breach, of a covenant or agreement that is specifically dealt with elsewhere herein), and continuance of such default or breach for a period of 60 days after written notice has been given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the Notes then outstanding;

          (e) (i) an event of default has occurred under any mortgage, bond, indenture, loan agreement or other document evidencing an issue of Indebtedness of the Company or any Restricted Subsidiary, which issue has an aggregate outstanding principal amount of not less than $5 million, and such default has resulted in such Indebtedness becoming, whether by declaration or otherwise, due and payable prior to the date on which it would otherwise become due and payable or (ii) a default in any payment when due at final maturity of any such Indebtedness;

          (f) failure by the Company or any of its Restricted Subsidiaries to pay one or more final judgments the uninsured portion of which exceeds in the aggregate $5 million, which judgment or judgments are not paid, discharged or stayed for a period of 60 days;

          (g) any Subsidiary Guarantee ceases to be in full force and effect or is declared null and void or any such Subsidiary Guarantor denies that it has any further liability under any Subsidiary Guarantee, or gives notice to such effect (other than by reason of the termination of the Indenture or the release of any such Subsidiary Guarantee in accordance with the Indenture); or

          (h) the occurrence of certain events of bankruptcy, insolvency or reorganization with respect to the Company or any Significant Subsidiary.

     If an Event of Default (other than as specified in clause (h) above) occurs and is continuing, the Trustee or the Holders of not less than 25% in aggregate principal amount of the Notes then outstanding may, and the Trustee at the request of such Holders will, declare the principal of, and accrued interest on, all of the outstanding Notes immediately due and payable and, upon any such declaration, such principal and such interest will become due and payable immediately.

     If an Event of Default specified in clause (h) above occurs and is continuing, then the principal of and accrued interest on all of the outstanding Notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

     At any time after a declaration of acceleration under the Indenture, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the holders of a majority in aggregate principal amount of the outstanding Notes, by written notice to the Company and the Trustee, may rescind such declaration and its consequences if: (i) the Company has paid or deposited with the Trustee a sum sufficient to pay (A) all overdue interest on all Notes,
(B) all unpaid principal of (and premium, if any, on) any outstanding Notes that has become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the Notes, (C) to the extent that payment of such interest is lawful, interest upon overdue interest and overdue principal at the rate borne by the Notes, and (D) all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel; and (ii) all Events of Default, other than the non-payment of amounts of principal of (or premium, if any, on) or interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived. No such rescission will affect any subsequent default or impair any right consequent thereon.

     No Holder has any right to institute any proceeding with respect to the Indenture or any remedy thereunder, unless the Holders of at least 25% in aggregate principal amount of the outstanding Notes have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding within 60 days after receipt of such notice and the Trustee, within such 60-day period, has not received directions inconsistent with such written request by Holders of a majority in aggregate principal amount of the outstanding Notes. Such limitations do not apply, however, to a suit instituted by a Holder for the enforcement of the payment of the principal of, premium, if any, or interest on such Note on or after the respective due dates expressed in such Note.

     The Holders of not less than a majority in aggregate principal amount of the outstanding Notes may, on behalf of the Holders of all of the Notes, waive any past defaults under the Indenture, except a default in the payment of the principal of (and premium, if any) or interest on any Note, or in respect of a covenant or provision that under the Indenture cannot be modified or amended without the consent of the holder of each Note outstanding.

     If a Default or an Event of Default occurs and is continuing and is known to the Trustee, the Trustee will mail to each Holder notice of the Default or Event of Default within 90 days after the occurrence thereof. Except in the case of a Default or an Event of Default in payment of principal of (and premium, if any, on) or interest on any Notes, the Trustee may withhold the notice to the

Holders if a committee of its trust officers in good faith determines that withholding such notice is in the interests of the Holders.

     The Company is required to furnish to the Trustee annual statements as to the performance by the Company and the Subsidiary Guarantors of their obligations under the Indenture and as to any default in such performance. The Company is also required to notify the Trustee within five days of any Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

     No past, present or future director, officer, employee, incorporator or stockholder of the Company or any Subsidiary Guarantor, as such, shall have any liability for any obligations of the Company or the Subsidiary Guarantors under the Notes, the Indenture or the Subsidiary Guarantees, as applicable, or any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     The Company may, at its option and at any time, terminate the obligations of the Company and the Subsidiary Guarantors with respect to the outstanding Notes ("legal defeasance"). Such legal defeasance means that the Company will be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes, except for (i) the rights of Holders of outstanding Notes to receive payments in respect of the principal of (and premium, if any, on) and interest on such Notes when such payments are due, (ii) the Company's obligations to issue temporary Notes, register the transfer or exchange of any Notes, replace mutilated, destroyed, lost or stolen Notes, maintain an office or agency for payments in respect of the Notes and segregate and hold such payments in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee and (iv) the legal defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to terminate the obligations of the Company and any Subsidiary Guarantor with respect to certain covenants set forth in the Indenture and described under "-- Certain Covenants" above, and any omission to comply with such obligations would not constitute a Default or an Event of Default with respect to the Notes ("covenant defeasance").

     In order to exercise either legal defeasance or covenant defeasance: (a) the Company must irrevocably deposit or cause to be deposited with the Trustee, as trust funds in trust, specifically pledged as security for, and dedicated solely to, the benefit of the Holders, money in an amount, or U.S. Government Obligations (as defined in the Indenture) that through the scheduled payment of principal and interest thereon will provide money in an amount, or a combination thereof, sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay and discharge the principal of (and premium, if any, on) and interest on the outstanding Notes at maturity (or upon redemption, if applicable) of such principal or installment of interest; (b) no Default or Event of Default has occurred and is continuing on the date of such deposit or, insofar as an event of bankruptcy under clause (h) of "Events of Default" above is concerned, at any time during the period ending on the 91st day after the date of such deposit; (c) such legal defeasance or covenant defeasance may not result in a breach or violation of, or constitute a default under, the Indenture or any material agreement or instrument to which the Company or any Subsidiary Guarantor is a party or by which it is bound; (d) in the case of legal defeasance, the Company must deliver to the Trustee an opinion of counsel stating that the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or since the date hereof, there has been a change in applicable federal income tax law, to the effect, and based thereon such opinion must confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such legal defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such legal defeasance had not occurred;

(e) in the case of covenant defeasance, the Company must have delivered to the Trustee an opinion of counsel to the effect that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred; and (f) the Company must have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent relating to either the legal defeasance or the covenant defeasance, as the case may be, have been complied with.

TRANSFER AND EXCHANGE

     A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer document and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

     The registered Holder of a Note will be treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

     Modifications and amendments of the Indenture and any Subsidiary Guarantee may be made by the Company, any affected Subsidiary Guarantor and the Trustee with the consent of the Holders of a majority in aggregate outstanding principal amount of the Notes; provided, however, that no such modification or amendment may, without the consent of the Holder of each outstanding Note affected thereby:

          (a) change the Stated Maturity of the principal of, or any installment of interest on, any Note, or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or change the coin or currency in which any Note or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment after the Stated Maturity thereof (or, in the case of redemption, on or after the redemption date);

          (b) reduce the percentage in principal amount of outstanding Notes, the consent of whose Holders is required for any waiver of compliance with certain provisions of, or certain defaults and their consequences provided for under, the Indenture;

          (c) waive a default in the payment of principal of, or premium, if any, or interest on the Notes or reduce the percentage or aggregate principal amount of outstanding Notes the consent of whose Holders is necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or

          (d) release any Subsidiary Guarantor that is a Significant Subsidiary from any of its obligations under its Subsidiary Guarantee or the Indenture other than in accordance with the terms of the Indenture.

     The Holders of a majority in aggregate principal amount of the Notes outstanding may waive compliance with certain restrictive covenants and provisions of the Indenture.

     Without the consent of any Holders, the Company and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental to the Indenture for any of the following purposes: (1) to evidence the succession of another person to the Company and the assumption by any such successor of the covenants of the Company in the Indenture and in the Notes; (2) to add to the covenants of the Company for the benefit of the Holders, or to surrender any right or power herein conferred upon the Company; (3) to add additional Events of Defaults; (4) to provide for uncertificated Notes in addition to or in place of the certificated Notes; (5) to evidence and provide for the acceptance of appointment under the Indenture by a successor Trustee; (6) to secure the Notes; (7) to cure any ambiguity, to correct or supplement any provision in the Indenture that may be defective or inconsistent with any other provision in the Indenture, or to make any other provisions with respect to matters or questions arising under the Indenture, provided that such actions pursuant to this clause do not adversely affect the interests of the Holders in any material respect; or (8) to comply with any requirements of the Commission in order to effect and maintain the qualification of the Indenture under the Trust Indenture Act.

CONCERNING THE TRUSTEE

     State Street Bank and Trust Company, the Trustee under the Indenture, will be the initial paying agent and registrar for the Notes.

     The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. Under the Indenture, the Holders of a majority in outstanding principal amount of the Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. If an Event of Default has occurred and is continuing, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

     The Indenture and provisions of the Trust Indenture Act of 1939, as amended, incorporated by reference therein, contain limitations on the rights of the Trustee thereunder, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that, if it acquires any conflicting interest (as defined), it must eliminate such conflict upon the occurrence of an Event of Default or else resign.

BOOK-ENTRY, DELIVERY AND FORM

     Except as set forth in the next paragraph, the Notes to be resold as set forth herein will initially be issued in the form of one Global Note (the "Global Note"). The Global Note will be deposited on the Closing Date with, or on behalf of, The Depository Trust Company (the "Depositary") and registered in the name of Cede & Co., as nominee of the Depositary (such nominee being referred to herein as the "Global Note Holder").

     The Notes offered and sold in reliance on Regulation S will initially be represented by a single, permanent Global Note in definitive, fully registered book-entry form (the "Offshore Global Note"), which will be registered in the name of the Global Note Holder and deposited on behalf of the purchasers of the Notes represented thereby with a custodian for the Global Note Holder for credit to the respective accounts of the purchasers (or to such other accounts as they may direct) at the Euroclear System ("Euroclear") or Cedel Bank, societe anonyme ("Cedel Bank"). Prior to the 40th day after the later of the commencement of the Offering and the Closing Date, interests in the Offshore Global Note may only be held through Euroclear or Cedel Bank.

     The Notes offered and sold to "qualified institutional buyers" ("QIBs") in reliance on Rule 144A under the Securities Act will be represented by a single, permanent Global Note in definitive, fully registered book-entry form (the "U.S. Global Note" and, together with the Offshore Global Note, the "Global Notes"), which will be registered in the name of the Global Note Holder and deposited on behalf of purchasers of the Notes represented thereby with a custodian for the Global Note Holder for credit to the respective accounts of the purchasers (or to such other accounts as they may direct) at the Global Note Holder.

     The Notes that were (i) originally issued to or transferred to institutional "accredited investors" (as such terms are defined under "Notice to Investors" elsewhere herein) who are not QIBs (the "Non-Global Purchasers") or
(ii) issued as described below under "-- Certificated Notes" will be issued in registered, definitive, certificated form (the "Certificated Notes"). Upon the transfer to a

QIB or in an offshore transaction under Rule 903 or Rule 904 under Regulation S of Certificated Notes initially issued to a Non-Global Purchaser, such Certificated Notes may, unless the Global Notes have previously been exchanged in whole for Certificated Notes, be exchanged for an interest in a Global Note representing the principal amount of the Notes being transferred upon delivery of appropriate certificates to the Trustee. For a description of certain restrictions on the transferability of the Notes, see "Notice to Investors."

     The Depositary is a limited-purpose trust company that was created to hold securities for its participating organizations (collectively, the "Participants" or the "Depositary's Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. The Depositary's Participants include securities brokers and dealers (including the Initial Purchaser), banks and trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants" or the "Depositary's Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of the Depositary only through the Depositary's Participants or the Depositary's Indirect Participants.

     Investors may hold their interests in the Offshore Global Note directly through Cedel or Euroclear, if they are participants in such systems, or indirectly through organizations which are participants in such systems. Beginning 40 days after the later of the commencement of the Offering and the Closing Date (but not earlier), investors may also hold such interests through organizations other than Cedel or Euroclear that are Participants in the DTC system. Cedel and Euroclear will hold such interests in the Offshore Global Note on behalf of their participants through customers' securities accounts in their respective names on the books of their respective depositaries, which in turn will hold such interests in the Offshore Global Note in customers' securities accounts in the depositaries' names on the books of DTC.

     So long as the Global Note Holder is the registered owner of any Notes, the Global Note Holder will be considered the sole Holder under the Indenture of any Notes evidenced by the Global Note. Beneficial owners of Notes evidenced by the Global Note will not be considered the owners or Holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records of the Depositary or for maintaining, supervising or reviewing any records of the Depositary relating to the Notes.

     Payments in respect of the principal of, premium, if any, and interest on any Notes registered in the name of the Global Note Holder on the applicable record date will be payable by the Trustee to or at the direction of the Global Note Holder in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose names Notes, including the Global Note, are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Notes. The Company believes, however, that it is currently the policy of the Depositary to immediately credit the accounts of the relevant Participants with such payments, in amounts proportionate to their respective holdings of beneficial interests in the relevant security as shown on the records of the Depositary. Payments by the Depositary's Participants and the Depositary's Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practice and will be the responsibility of the Depositary's Participants or the Depositary's Indirect Participants.

     Transfers between Participants in DTC will be effected in accordance with DTC rules and will be settled in immediately available funds. If a holder requires physical delivery of a certificated Note for any reason, including to sell Notes to persons in states which require physical delivery of such securities or to pledge such securities, such holder must transfer its interest in the Global Notes in accordance with the normal procedures of DTC and in accordance with the procedures set forth in the Indenture.

     Before the 40th day after the later of the commencement of the Offering and the Issue Date, transfers by an owner of a beneficial interest in the Offshore Global Note to a transferee who takes delivery of such interest through the U.S. Global Note will be made only in accordance with the applicable procedures and upon receipt by the Trustee of a written certification from the transferor of the beneficial interest in the form provided in the Indenture to the effect that such transfer is being made to a person whom the transferor reasonably believes is a QIB within the meaning of Rule 144A, in a transaction meeting the requirements of Rule 144A or an institutional "accredited investor."

     Transfers by an owner of a beneficial interest in the U.S. Global Note to a transferee who takes delivery of such interest through the Offshore Global Note, whether before, on or after the 40th day after the later of the commencement of the Offering and the Issue Date, will be made only upon receipt by the Trustee of a certification to the effect that such transfer is being made in accordance with Regulation S. Transfers of Physical Notes held by institutional "accredited investors" to persons who will hold through the U.S. Global Note or the Offshore Global Note will be subject to certifications provided by the Trustee.

  Certificated Notes

     Transferees of Notes who are not QIBs may hold Notes only in the form of Certificated Notes. All such Certificated Notes would be subject to the legend requirements described herein under "Notice to Investors." In addition, if (i) the Company notifies the Trustee in writing that the Depositary is no longer willing or able to act as a depositary and the Company is unable to locate a qualified successor within 90 days or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in the form of Certificated Securities under the Indenture then, upon surrender by the Global Note Holder of its Global Note, Certificated Notes will be issued to each person that the Global Note Holder and the Depositary identify as being the beneficial owner of the related Notes.

     Neither the Company nor the Trustee will be liable for any delay by the Global Note Holder or the Depositary in identifying the beneficial owners of Notes and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holder or the Depositary for all purposes.

ADDITIONAL INFORMATION

     Anyone who receives this Prospectus may obtain a copy of the Indenture and/or Registration Rights Agreement without charge by writing to AmeriSteel Corporation, 5100 W. Lemon Street, Suite 312, Tampa, Florida 33609, Attention:
Tom J. Landa.

CERTAIN DEFINITIONS

     "Acquired Indebtedness" means Indebtedness of a person (a) existing at the time such person is merged with or into the Company or becomes a Subsidiary or
(b) assumed in connection with the acquisition of assets from such person.

     "Affiliate" means, with respect to any specified person, (a) any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person or (b) any other person that owns, directly or indirectly, 5% or more of such specified person's Capital Stock or any executive officer or director of any such specified person or other person or, with respect to any natural person, any person having a relationship with such person by blood, marriage or adoption not more remote than first cousin. For the purposes of this definition, "control," when used with respect to any specified person, means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

     "Asset Sale" means the sale, lease, conveyance or other disposition of any assets (including, without limitation, by way of merger, consolidation or similar arrangement) (collectively, a "transfer") by the Company or any Restricted Subsidiary other than in the ordinary course of business, whether in a single transaction or a series of related transactions. For the purposes of this definition, the term "Asset Sale" does not include any transfer of properties or assets (i) that is governed by the provisions of the Indenture described under "-- Certain Covenants -- Consolidation, Merger and Sale of Assets," (ii) between or among the Company and its Restricted Subsidiaries pursuant to transactions that do not violate any other provision of the Indenture, (iii) representing obsolete or permanently retired equipment and facilities, (iv) to an Unrestricted Subsidiary, if permitted under "-- Certain Covenants -- Restricted Payments," (v) that are being held for sale, as reflected in the Company's financial statements as of December 31, 1997 or (vi) the gross proceeds of which (exclusive of indemnities) do not exceed $1 million for any particular item or $3 million in the aggregate for any fiscal year.

     "Atlas Disposition" means the sale or other disposition of all or substantially all of the assets of the Atlas Steel and Wire division of the Company.

     "Bank Credit Agreement" means a bank credit facility between the Company and one or more bank lenders, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, which term shall include the Revolving Credit Agreement, as any such facility may be amended, modified, increased, renewed, refunded, replaced, restated or refinanced from time to time.

     "Banks" means the banks and other financial institutions that from time to time are lenders under the Bank Credit Agreement.

     "Borrowing Base" means, as of any date, an amount equal to the sum of (a) 80% of the face amount of all accounts receivable owned by the Company and its Restricted Subsidiaries as of such date that are not more than 90 days past due, and (b) 60% of the book value of all inventory owned by the Company and its Subsidiaries as of such date, all calculated on a consolidated basis and in accordance with GAAP.

     "Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York are authorized or obligated by law or executive order to close.

     "Capital Stock" of any person means any and all shares, interests, partnership interests, participations, rights in or other equivalents (however designated) of such person's equity interest (however designated), whether now outstanding or issued after the Closing Date.

     "Capitalized Lease Obligation" means, with respect to any person, an obligation incurred or assumed under or in connection with any capital lease of real or personal property that, in accordance with GAAP, has been recorded as a capitalized lease.

     "Change of Control" means the occurrence of any of the following events:

          (a) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) other than Kyoei Steel Ltd. and its Affiliates is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 35% of the voting power of all classes of Voting Stock of the Company;

          (b) the Company, either individually or in conjunction with one or more Subsidiaries, sells, assigns, conveys, transfers, leases or otherwise disposes of, or the Subsidiaries sell, assign, convey, transfer, lease or otherwise dispose of, all or substantially all of the properties of the Company and the Subsidiaries, taken as a whole (either in one transaction or a series of related transactions), including Capital Stock of the Subsidiaries, to any person (other than the Company or a Restricted Subsidiary);

          (c) during any consecutive two-year period, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors or whose nomination for election by the stockholders of the Company was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office; or

          (d) the Company is liquidated or dissolved or adopts a plan of liquidation or dissolution, other than in a transaction that complies with "-- Certain Covenants -- Merger, Consolidation or Sale of Assets."

     "Closing Date" means the date on which the Notes are originally issued under the Indenture.

     "Common Stock" means the Company's shares of Class A Common Stock, par value $.01 per share, and the Company's shares of Class B Common Stock, par value $.01 per share.

     "Consolidated Adjusted Net Income" means, for any period, the net income (or net loss) of the Company and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP, adjusted to the extent included in calculating such net income or loss by excluding (a) any net after-tax extraordinary gains or losses (less all fees and expenses relating thereto), (b) any net after-tax gains or losses (less all fees and expenses relating thereto) attributable to Asset Sales, (c) the portion of net income (or loss) of any person (other than the Company or a Restricted Subsidiary), including Unrestricted Subsidiaries, in which the Company or any Restricted Subsidiary has an ownership interest, except to the extent of the amount of dividends or other distributions actually paid to the Company or any Restricted Subsidiary in cash during such period, (d) the net income (or loss) of any person combined with the Company or any Restricted Subsidiary on a "pooling of interests" basis attributable to any period prior to the date of combination, and (e) the net income (but not the net loss) of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary is at the date of determination restricted, directly or indirectly, except to the extent that such net income is actually paid to the Company or a Restricted Subsidiary thereof by loans, advances, intercompany transfers, principal repayments or otherwise; provided that, if any Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, Consolidated Adjusted Net Income will be reduced (to the extent not otherwise reduced in accordance with GAAP) by an amount equal to (A) the amount of the Consolidated Adjusted Net Income otherwise attributable to such Restricted Subsidiary multiplied by (B) the quotient of (1) the number of shares of outstanding common stock of such Restricted Subsidiary not owned on the last day of such period by the Company or any of its Restricted Subsidiaries divided by (2) the total number of shares of outstanding common stock of such Restricted Subsidiary on the last day of such period.

     "Consolidated EBITDA" means, for any period, the sum of, without duplication, Consolidated Adjusted Net Income for such period, plus (or, in the case of clause (d) below, plus or minus) the following items to the extent included in computing Consolidated Adjusted Net Income for such period (a) Fixed Charges for such period, plus (b) the provision for federal, state, local and foreign income taxes of the Company and its Restricted Subsidiaries for such period, plus (c) the aggregate depreciation and amortization expense of the Company and its Restricted Subsidiaries for such period, plus (d) any other non-cash charges for such period, and minus non-cash credits for such period, other than non-cash charges or credits resulting from changes in prepaid assets or accrued liabilities in the ordinary course of business; provided that fixed charges, income tax expense, depreciation and amortization expense and non-cash charges and credits of a Restricted Subsidiary will be included in Consolidated EBITDA only to the extent (and in the same proportion) that the net income of such Subsidiary was included in calculating Consolidated Adjusted Net Income for such period.

     "Consolidated Net Worth" means, at any date of determination, stockholders' equity of the Company and its Restricted Subsidiaries as set forth on the most recently available quarterly or annual consolidated balance sheet of the Company and its Restricted Subsidiaries, less any amounts attributable to Disqualified Stock or any equity security convertible into or exchangeable for Indebtedness, the cost of treasury stock and the principal amount of any promissory notes receivable from the sale of the Capital Stock of the Company or any of its Restricted Subsidiaries and less to the extent included in calculating such stockholders' equity of the Company and its Restricted Subsidiaries, the stockholders' equity attributable to Unrestricted Subsidiaries, each item to be determined in conformity with GAAP (excluding the effects of foreign currency adjustments under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 52).

     "Consolidated Tangible Assets" means, at any date of determination, the total assets, less goodwill and other intangibles (other than patents, trademarks, copyrights, licenses and other intellectual property), shown on the balance sheet of the Company and its Restricted Subsidiaries as of the most recent date for which such a balance sheet is available, determined on a consolidated basis in accordance with GAAP less all write-ups (other than write-ups in connection with acquisitions) subsequent to the date of the Indenture in the book value of any asset (except any such intangible assets) owned by the Company or any of its Restricted Subsidiaries. At December 31, 1997, on a pro forma basis giving effect to the Refinancing, the Consolidated Tangible Assets of the Company were approximately $453 million.

     "Default" means any event that is, or after notice or passage of time or both would be, an Event of Default.

     "Disinterested Director" means, with respect to any transaction or series of transactions in respect of which the Board of Directors is required to deliver a resolution of the Board of Directors, to make a finding or otherwise take action under the Indenture, a member of the Board of Directors who does not have any material direct or indirect financial interest in or with respect to such transaction or series of transactions.

     "Disqualified Stock" means any class or series of Capital Stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise (i) is or upon the happening of an event or passage of time would be, required to be redeemed prior to the final Stated Maturity of the Notes, (ii) is redeemable at the option of the Holder thereof, at any time prior to such final Stated Maturity or (iii) at the option of the Holder thereof is convertible into or exchangeable for debt securities at any time prior to such final Stated Maturity; provided that any Capital Stock that would not constitute Disqualified Stock but for provisions therein giving Holders thereof the right to cause the issuer thereof to repurchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the Stated Maturity of the Notes will not constitute Disqualified Stock if the "asset sale" or "change of control" provisions applicable to such Capital Stock are no more favorable to the Holders of such Capital Stock than the provisions described under "-- Repurchase at the Option of Holders -- Change of Control" and "-- Asset Sales" described herein and such Capital Stock specifically provides that the issuer will not repurchase or redeem any such stock pursuant to such provision prior to the Company's repurchase of such Notes as are required to be repurchased pursuant to the provisions described under "-- Repurchase at the Option of Holders -- Change of Control" and "-- Asset Sales."

     "Equity Investment" means the March 26, 1998 sale of 454,545 shares of the Company's Class B Common Stock to an institutional investor for $10.0 million.

     "Equity Ownership Plan" means the Company's Equity Ownership Plan, effective as of April 1, 1995, as in effect on the Closing Date.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "Existing Indebtedness" means the Indebtedness of the Company and its Restricted Subsidiaries (other than Indebtedness under the Bank Credit Agreement) in existence on the date of the Indenture, until such amounts are repaid, including but not limited to the Industrial Revenue Bonds.

     "First Mortgage Notes" means the Company's 11 1/2% First Mortgage Notes due December 15, 2000.

     "Fixed Assets" means, at any date of determination, property, plant and equipment, including the property, plant and equipment portion of assets held for sale (as reflected in the Company's financial statements as of the most recent date for which such statements are available).

     "Fixed Charges" means, for any period, without duplication, the sum of (a) the amount that, in conformity with GAAP, would be set forth opposite the caption "interest expense" (or any like caption) on a consolidated statement of operations of the Company and its Restricted Subsidiaries for such period, including, without limitation, (i) amortization of debt discount, (ii) the net cost of interest rate contracts (including amortization of discounts), (iii) the interest portion of any deferred payment obligation, (iv) amortization of debt issuance costs and (v) the interest component of Capitalized Lease Obligations,
(b) cash dividends paid on Preferred Stock and Disqualified Stock by the Company and any Restricted Subsidiary (to any person other than the Company and its Restricted Subsidiaries), computed on a tax effected basis, and (c) all interest on any Indebtedness of any person guaranteed by the Company or any of its Restricted Subsidiaries or unsecured by a lien on the assets of the Company or any of its Restricted Subsidiaries; provided, however, that Fixed Charges will not include (i) any gain or loss from extinguishment of debt, including the write-off of debt issuance costs, and (ii) the fixed charges of a Restricted Subsidiary to the extent (and in the same proportion) that the net income of such Subsidiary was excluded in calculating Consolidated Adjusted Net Income pursuant to clause (e) of the definition thereof for such period.

     "Fixed Charge Coverage Ratio" means, for any period, the ratio of Consolidated EBITDA for such period to Fixed Charges for such period.

     "FLS" means FLS Holdings Inc., a wholly owned subsidiary of Kyoei Steel
Ltd.

     "Generally Accepted Accounting Principles" or "GAAP" means generally accepted accounting principles in the United States, consistently applied, that are in effect on the Closing Date.

     "Guarantee" means a guarantee of the Notes on a senior basis.

     "Guarantors" means, collectively, all Restricted Subsidiaries; provided that any Person that becomes an Unrestricted Subsidiary in compliance with the "Restricted Payments" covenant shall not be included in "Guarantors" after becoming an Unrestricted Subsidiary.

     "Hedging Obligations" means the obligations of any person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and (ii) other agreements or arrangements designed to protect such person against fluctuations in interest rates or the value of foreign currencies.

     "Holder" means the person in whose name a Note is, at the time of determination, registered on the Registrar's books.

     "Indebtedness" means (without duplication), with respect to any person, whether recourse is to all or a portion of the assets of such person and whether or not contingent, (a) every obligation of such person for money borrowed, (b) every obligation of such person evidenced by bonds, debentures, notes or other similar instruments, (c) every reimbursement obligation of such person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such person, (d) every obligation of such person issued or assumed as the deferred purchase price of property or services, (e) the attributable value of every Capitalized Lease Obligation of such person, (f) all Disqualified Stock of such person valued at its maximum fixed repurchase price, plus accrued and unpaid dividends, (g) all obligations of such person under or in respect of Hedging Obligations, and (h) every obligation of the type referred to in clauses (a) through (g) of another person and all dividends of another person the payment of which, in either case, such person has guaranteed. For purposes of this definition, the "maximum fixed repurchase price" of any Disqualified Stock that does not have a fixed repurchase price will be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were purchased on any date on which Indebtedness is required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock, such fair market value will be determined in good faith by the board of directors of the issuer of such Disqualified Stock. Notwithstanding the foregoing, trade accounts payable and accrued liabilities arising in the ordinary course of business and any liability for federal, state or local taxes or other taxes owed by such person will not be considered Indebtedness for purposes of this definition.

     "Industrial Revenue Bonds" means the Company's industrial revenue bonds issued to construct certain of the Company's facilities outstanding as of the Closing Date.

     "Investment" in any person means, (i) directly or indirectly, any advance, loan or other extension of credit (including, without limitation, by way of guarantee or similar arrangement) or capital contribution to such person, the purchase or other acquisition of any stock, bonds, notes, debentures or other securities issued by such person, the acquisition (by purchase or otherwise) of all or substantially all of the business or assets of such person, or the making of any investment in such person, (ii) the designation of any Restricted Subsidiary as an Unrestricted Subsidiary and (iii) the fair market value of the Capital Stock (or any other Investment), held by the Company or any of its Restricted Subsidiaries, of (or in) any person that has ceased to be a Restricted Subsidiary. Investments exclude extensions of trade credit on commercially reasonable terms in accordance with normal trade practices.

     "Kyoei Steel Ltd." means Kyoei Steel Ltd. and its successors.

     "Lien" means any mortgage, charge, pledge, lien (statutory or otherwise), privilege, security interest, hypothecation, assignment for security, claim, or preference or priority or other encumbrance upon, or with respect to, any property of any kind, real or personal, movable or immovable, now owned or hereafter acquired. A person will be deemed to own subject to a Lien any property that such person has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement.

     "Net Cash Proceeds" means, with respect to any Asset Sale, the proceeds thereof in the form of cash or cash equivalents, including payments in respect of deferred payment obligations when received in the form of, or stock or other assets when disposed for, cash or cash equivalents (except to the extent that such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary), net of (a) brokerage commissions and other fees and expenses (including fees and expenses of legal counsel and investment banks) related to such Asset Sale, (b) provisions for all taxes payable as a result of such Asset Sale, (c) payments made to retire Indebtedness where such Indebtedness is secured by the assets that are the subject of such Asset Sale,
(d) amounts required to be paid to any person (other than the Company or any Restricted Subsidiary) owning a beneficial interest in the assets that are subject to the Asset Sale, and (e) appropriate amounts to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve required in accordance with GAAP against any liabilities associated with such Asset Sale and retained by the seller after such Asset Sale, including pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale.

          "Permitted Investments" means any of the following:

          (a) Investments in (i) securities with a maturity of one year or less issued or directly and fully guaranteed or insured by the United States or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof); (ii) certificates of deposit or acceptances with a maturity of one year or less of any financial institution that is a member of the Federal Reserve System having combined capital and surplus of not less than $200,000,000; (iii) any shares of money market mutual or similar funds having assets in excess of $200,000,000; and (iv) commercial paper with a maturity of one year or less issued by a corporation that is not an Affiliate of the Company and is organized under the laws of any state of the United States or the District of Columbia and having a rating (A) from Moody's Investors Service, Inc. of at least P-1 or (B) from Standard & Poor's Ratings Group of at least A-1;

          (b) Investments by the Company or any Wholly Owned Restricted Subsidiary in another person, if as a result of such Investment (i) such other person becomes a Restricted Subsidiary that is a Subsidiary Guarantor or (ii) such other person is merged or consolidated with or into, or transfers or conveys all or substantially all of its assets to, the Company or a Restricted Subsidiary that is a Subsidiary Guarantor;

          (c) Investments by the Company or a Restricted Subsidiary in the Company or a Subsidiary Guarantor;

          (d) Investments in existence on the Closing Date;

          (e) promissory notes received as a result of Asset Sales permitted under the covenant;

          (f) loans or advances to officers, directors and employees of the Company or any of its Restricted Subsidiaries made in the ordinary course of business after the date of the initial issuance of the Notes in an amount not to exceed $1 million in the aggregate at any one time outstanding; and

          (g) other Investments that do not exceed $5 million in the aggregate at any one time outstanding.

     "Permitted Refinancing Indebtedness" means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries; provided that: (i) the principal amount of such Permitted Refinancing Indebtedness does not exceed the principal amount of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded plus the lesser of the amount of any premium required to be paid in connection with such refinancings pursuant to the terms of such indebtedness or the amount of any premium reasonably determined by the Company as necessary to accomplish such refinancing (plus the amount of reasonable expenses incurred in connection therewith); (ii) such Permitted Refinancing Indebtedness has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and (iv) such Indebtedness is incurred either by the Company or by the Restricted Subsidiary of the Company that is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and provided further that "Permitted Refinancing Indebtedness" shall not be permitted with respect to Existing Indebtedness comprising (x) the First Mortgage Notes, (y) the Subordinated Intercompany Note (other than as described in clause (f) of the second paragraph of "-- Certain Covenants -- Restricted Payments") or (z) clause (ix) of the definition of "Permitted Indebtedness."

     "Preferred Stock" means, with respect to any person, any and all shares, interests, partnership interests, participation, rights in or other equivalents (however designated) of such person's preferred or preference stock, whether now outstanding or issued after the Closing Date, and including, without limitation, all classes and series of preferred or preference stock of such person.

     "Public Equity Offering" means an offer and sale of common stock (which is Qualified Stock) of the Company pursuant to a registration statement that has been declared effective by the Commission pursuant to the Securities Act (other than a registration statement on Form S-8 or otherwise relating to equity securities issuable under any employee benefit plan of the Company).

     "Qualified Equity Interest" means any Qualified Stock and all warrants, options or other rights to acquire Qualified Stock (but excluding any debt security that is convertible into or exchangeable for Capital Stock).

     "Qualified Stock" of any person means any and all Capital Stock of such person, other than Disqualified Stock.

     "Refinancing" means (i) the Offering, (ii) the Equity Investment, (iii) the redemption of the First Mortgage Notes and (iv) the repayment of $30 million of the Subordinated Intercompany Note.

     "Restricted Subsidiary" means any Subsidiary other than an Unrestricted Subsidiary.

     "Revolving Credit Agreement" means the $140,000,000 Credit Agreement dated as of June 9, 1995 among the Company, certain financial institutions, The Bank of Tokyo, Ltd. and NationsBank of Florida, N.A., as Issuing Banks and Co-Administrative Agents, and The Bank of Tokyo, Ltd., as agent, as amended.

     "Sale and Leaseback Transaction" means any transaction or series of related transactions pursuant to which a person sells or transfers any property or asset in connection with the leasing, or the resale against installment payments, of such property or asset to the seller or transferor.

     "Shares in Success Plan" means the Company's stock purchase/stock option Shares in Success Plan, dated as of July 1, 1995, as in effect on the Closing Date.

     "Short-Term Incentive Plan" means the Company's 1995 Short-Term Incentive Plan pursuant to which 48,836 shares of Class B Common Stock were issued.

     "Significant Subsidiary" means any Restricted Subsidiary of the Company that, together with its Subsidiaries, (a) for the most recent fiscal year of the Company, accounted for more than 10% of the consolidated net sales of the Company and its Subsidiaries, (b) as of the end of such fiscal year, was the owner of more than 10% of the consolidated assets of the Company and its Restricted Subsidiaries, in the case of either (a) or (b), as set forth on the most recently available consolidated financial statements of the Company for such fiscal year or (c) was organized or acquired after the beginning of such fiscal year and would have been a Significant Subsidiary if it had been owned during such entire fiscal year.

     "Special Dividend" means the $6.1 million dividend paid by the Company in December 1997.

     "Stated Maturity" means, when used with respect to any Note or any installment of interest thereon, the date specified in such Note as the fixed date on which the principal of such Note or such installment of interest is due and payable and, when used with respect to any other Indebtedness, means the date specified in the instrument governing such Indebtedness as the fixed date on which the principal of such Indebtedness or any installment of interest thereon is due and payable.

     "Subordinated Indebtedness" means Indebtedness of the Company or a Subsidiary Guarantor that is subordinated in right of payment to the Notes or the Subsidiary Guarantees issued by such Subsidiary Guarantor, as the case may be; provided, however, that, for purposes of the "Restricted Payments" covenant, "Subordinated Indebtedness" shall not include the Subordinated Intercompany Note.

     "Subordinated Intercompany Note" means the $50 million subordinated note of the Company to FLS due December 31, 2002.

     "Subsidiary" means any person a majority of the equity ownership or Voting Stock of which is at the time owned, directly or indirectly, by the Company and/or one or more other Subsidiaries of the Company.

     "Technical Assistance Agreement" means the technical assistance agreement by and between the Company and Kyoei Steel Ltd. which became effective on April 1, 1997 and expires on March 31, 1999.

     "Trade Loan Agreements" means any obligation for Indebtedness owed to U.S. affiliates or agents of Japanese trading houses.

     "Unrestricted Subsidiary" means (a) any Subsidiary that is designated by the Board of Directors of the Company as an Unrestricted Subsidiary in accordance with the "Unrestricted Subsidiaries" covenant and (b) any Subsidiary of an Unrestricted Subsidiary.

     "Voting Stock" means any class or classes of Capital Stock pursuant to which the Holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of any person (irrespective of whether or not, at the time, stock of any other class or classes has, or might have, voting power by reason of the happening of any contingency).

     "Weighted Average Life to Maturity" means, as of the date of determination with respect to any Indebtedness or Disqualified Stock, the quotient obtained by dividing (a) the sum of the products of (i) the number of years from the date of determination to the date or dates of each successive scheduled principal or liquidation value payment of such Indebtedness or Disqualified Stock, respectively, multiplied by (ii) the amount of each such principal or liquidation value payment by (b) the sum of all such principal or liquidation value payments.

     "Wholly Owned Restricted Subsidiary" means any Restricted Subsidiary, all of the outstanding voting securities (other than directors' qualifying shares or shares of foreign Restricted Subsidiaries required to be owned by foreign nationals pursuant to applicable law) of which are owned, directly or indirectly, by the Company.

                                 LEGAL MATTERS

     The validity of the Notes offered hereby will be passed upon for the Company by Trenam, Kemker, Scharf, Barkin, Frye, O'Neill & Mullis, Professional Association, Tampa, Florida.

                    INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

     The AmeriSteel Corporation & Subsidiary Consolidated Financial Statements and Notes thereto as of March 31, 1997 and 1998 and for each of the three years in the period ended March 31, 1998 included in this Prospectus have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm experts in giving said reports.

                             ADDITIONAL INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, and in accordance therewith files periodic reports, proxy and other information statements with the Commission. This Prospectus does not contain all of the information set forth in such documents filed with the Commission. All reports, proxy information statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street NW, Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, 7th Floor, New York, New York 10048 and Citicorp Center, 500 Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the Commission's World Wide Web site at http://www.sec.gov and from the Public Reference Section of the Commission, 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Certified Public Accountants..........   F-2
Consolidated Statements of Financial Position as of March
  31, 1998 and 1997.........................................   F-3
Consolidated Statements of Income for the Years Ended March
  31, 1998, 1997 and 1996...................................   F-4
Consolidated Statements of Shareholders' Equity for the
  Years Ended March 31, 1998, 1997 and 1996.................   F-5
Consolidated Statements of Cash Flows for the Years Ended
  March 31, 1998, 1997 and 1996.............................   F-6
Notes to Consolidated Financial Statements..................   F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To AmeriSteel Corporation:

     We have audited the accompanying consolidated statements of financial position of AmeriSteel Corporation (a Florida corporation) and subsidiary as of March 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AmeriSteel Corporation and subsidiary as of March 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1998, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Tampa, Florida,
April 24, 1998 (except with
  respect to the matters discussed
  in Note L, as to which the
  date is July 14, 1998)

                      AMERISTEEL CORPORATION & SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

                                                                   MARCH 31,
                                                              -------------------
                                                                1998       1997
                                                              --------   --------
                                                               ($ IN THOUSANDS)
                                     ASSETS
CURRENT ASSETS
  Cash and cash equivalents.................................  $  1,258   $  1,645
  Accounts receivable, less allowance of $1,000 at March 31,
    1998 and March 31, 1997 for estimated losses............    73,330     68,563
  Inventories...............................................   130,413    106,173
  Deferred tax assets.......................................     5,200      5,000
  Other current assets......................................       409      1,138
                                                              --------   --------
         TOTAL CURRENT ASSETS...............................   210,610    182,519
ASSETS HELD FOR SALE........................................    13,689     14,838
PROPERTY, PLANT AND EQUIPMENT
  Land and improvements.....................................    15,517     14,942
  Building and improvements.................................    35,892     35,116
  Machinery and equipment...................................   261,265    250,299
  Construction in progress..................................    14,918      7,802
                                                              --------   --------
                                                               327,592    308,159
  Less allowances for depreciation..........................   (76,420)   (58,138)
                                                              --------   --------
NET PROPERTY, PLANT AND EQUIPMENT...........................   251,172    250,021
GOODWILL....................................................    81,643     85,773
DEFERRED FINANCING COSTS....................................     5,009      2,523
OTHER ASSETS................................................         7         11
                                                              --------   --------
         TOTAL ASSETS.......................................  $562,130   $535,685
                                                              ========   ========
                      LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Trade accounts payable....................................  $ 49,518   $ 44,666
  Salaries, wages and employee benefits.....................    16,469     14,598
  Current environmental remediation liabilities.............     4,863      5,079
  Other current liabilities.................................     5,126      4,355
  Interest payable..........................................     4,835      4,659
  Current maturities of long-term borrowings (including note payable to Parent of $367 and $435 at March 31, 1998 and
    1997, respectively).....................................     7,106        435
                                                              --------   --------
         TOTAL CURRENT LIABILITIES..........................    87,917     73,792
LONG-TERM BORROWINGS, LESS CURRENT PORTION..................   214,465    237,474
OTHER LIABILITIES...........................................    23,433     21,555
DEFERRED INCOME TAXES.......................................    50,600     52,300
SHAREHOLDERS' EQUITY
  Class A Common Stock, $.01 par value, 100,000,000 and 0
    shares authorized at March 31, 1998 and 1997,
    respectively. No shares issued and outstanding at March
    31, 1998 and 1997.......................................        --         --
  Class B Common Stock, $.01 par value, 22,000,000 and
    30,000,000 shares authorized at March 31, 1998 and 1997,
    respectively 10,568,555 and 10,079,028 shares issued and
    outstanding at March 31, 1998 and 1997, respectively....       106        101
  Capital in excess of par..................................   167,283    156,816
  Retained earnings (accumulated deficit)...................    19,886     (4,328)
  Deferred compensation.....................................    (1,560)    (2,025)
                                                              --------   --------
         TOTAL SHAREHOLDERS' EQUITY.........................   185,715    150,564
         TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.........  $562,130   $535,685
                                                              ========   ========

                 See notes to consolidated financial statements

                      AMERISTEEL CORPORATION & SUBSIDIARY

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                    YEAR ENDED MARCH 31,
                                                              ---------------------------------
                                                                1998        1997        1996
                                                              ---------   ---------   ---------
                                                               ($ IN THOUSANDS EXCEPT EARNINGS
                                                                       PER SHARE DATA)
NET SALES...................................................  $664,566    $617,289    $628,404
Operating Expenses:
  Cost of sales.............................................   540,422     531,190     533,965
  Selling and administrative................................    27,811      29,068      29,605
  Depreciation..............................................    19,494      16,654      14,619
  Amortization of goodwill..................................     4,130       4,130       4,130
  Other operating expenses..................................        --          --      16,013
                                                              --------    --------    --------
                                                               591,857     581,042     598,332
                                                              --------    --------    --------
INCOME FROM OPERATIONS......................................    72,709      36,247      30,072
Other Expenses:
  Interest..................................................    19,775      19,473      22,000
  Amortization of deferred financing costs..................       652         934       1,956
                                                              --------    --------    --------
                                                                20,427      20,407      23,956
                                                              --------    --------    --------
INCOME BEFORE INCOME TAXES..................................    52,282      15,840       6,116
Income taxes................................................    22,000       7,788       3,996
                                                              --------    --------    --------
NET INCOME..................................................  $ 30,282    $  8,052    $  2,120
                                                              ========    ========    ========
EARNINGS PER COMMON SHARE -- BASIC (NOTE B).................  $   3.00    $   0.80    $   0.21
                                                              ========    ========    ========
DILUTED (NOTE B)............................................  $   2.98    $   0.80    $   0.21
                                                              ========    ========    ========
  Weighted average number of common shares outstanding......    10,103      10,087      10,062
  Weighted average number of common and common equivalent
     shares.................................................    10,174      10,087      10,062

                 See notes to consolidated financial statements

                      AMERISTEEL CORPORATION & SUBSIDIARY

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                              RETAINED
                             COMMON STOCK        CAPITAL      EARNINGS
                          -------------------   IN EXCESS   (ACCUMULATED     DEFERRED
                            SHARES     AMOUNT    OF PAR       DEFICIT)     COMPENSATION    TOTAL
                          ----------   ------   ---------   ------------   ------------   --------
                                             ($ IN THOUSANDS EXCEPT SHARE DATA)
BALANCES AT MARCH 31,
  1995..................  10,000,000    $100    $155,900      $(14,500)      $(3,750)     $137,750
  Common stock
     issuance...........      95,741       1       1,126            --          (150)          977
  Net income............          --      --          --         2,120            --         2,120
  Reduction in deferred
     compensation.......          --      --          --            --           900           900
                          ----------    ----    --------      --------       -------      --------
BALANCES AT MARCH 31,
  1996..................  10,095,741    $101    $157,026      $(12,380)      $(3,000)     $141,747
  Common stock
     issuance...........         100      --           1            --            --             1
  Repurchase of common
     stock..............     (16,813)     --        (211)           --            --          (211)
  Net income............          --      --          --         8,052            --         8,052
  Reduction in deferred
     compensation.......          --      --          --            --           975           975
                          ----------    ----    --------      --------       -------      --------
BALANCES AT MARCH 31,
  1997..................  10,079,028    $101    $156,816      $ (4,328)      $(2,025)     $150,564
  Common stock
     issuance...........     495,005       5      10,541            --          (540)       10,006
  Repurchase of common
     stock..............      (5,478)     --         (74)           --            --           (74)
  Net income............          --      --          --        30,282            --        30,282
  Dividends paid........          --      --          --        (6,068)           --        (6,068)
  Reduction in deferred
     compensation.......          --      --          --            --         1,005         1,005
                          ----------    ----    --------      --------       -------      --------
BALANCES AT MARCH 31,
  1998..................  10,568,555    $106    $167,283      $ 19,886       $(1,560)     $185,715
                          ==========    ====    ========      ========       =======      ========

                 See notes to consolidated financial statements

                      AMERISTEEL CORPORATION & SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   YEAR ENDED MARCH 31,
                                                              ------------------------------
                                                                1998       1997       1996
                                                              --------   --------   --------
                                                                     ($ IN THOUSANDS)
OPERATING ACTIVITIES
Net income..................................................  $ 30,282   $  8,052   $  2,120
Adjustment to reconcile net income to net cash provided by
  operating activities:
  Depreciation..............................................    19,494     16,654     14,619
  Amortization..............................................     4,782      5,064      6,086
  Deferred income taxes.....................................    (1,900)      (200)    (1,200)
  Loss on disposition of property, plant and equipment......     2,524        317     14,312
  Gain on disposition of assets held for sale...............    (1,756)        --         --
  Deferred compensation.....................................     1,005        975        900
Changes in operating assets and liabilities:
  Accounts receivable.......................................    (4,767)     4,347      7,450
  Inventories...............................................   (24,240)     6,580     14,927
  Other current assets......................................       729        (85)      (303)
  Other assets..............................................         4         (4)        21
  Trade accounts payable....................................     4,852      4,432     (9,130)
  Salaries, wages and employee benefits.....................     1,871        262     (2,184)
  Other current liabilities.................................       479       (828)       769
  Environmental remediation.................................       384     (1,400)    (5,421)
  Interest payable..........................................       176       (281)      (318)
  Income taxes payable......................................       292        126        514
  Other liabilities.........................................     1,278        (81)       929
                                                              --------   --------   --------
NET CASH PROVIDED BY OPERATING ACTIVITIES...................    35,489     43,930     44,091
INVESTING ACTIVITIES
  Additions to property, plant and equipment................   (21,107)   (34,382)   (36,894)
  Purchase of assets held for sale..........................      (129)      (454)        --
  Proceeds from sales of property, plant and equipment......       251        876        788
  Proceeds from sale of assets held for sale................     3,034      1,550        794
  Restricted IRB Funds......................................    (2,313)    13,700    (13,700)
                                                              --------   --------   --------
NET CASH USED IN INVESTING ACTIVITIES.......................   (20,264)   (18,710)   (49,012)
FINANCING ACTIVITIES
  (Payments to) proceeds from short-term and long-term
    borrowings, net.........................................   (16,338)   (29,558)    21,227
  Additions to deferred financing costs.....................    (3,138)        --       (909)
  Prepurchase of subordinated debentures....................        --         --    (13,035)
  Proceeds from sale of common stock........................    10,006         --        977
  Redemption of common stock................................       (74)      (210)        --
  Dividends paid............................................    (6,068)        --         --
                                                              --------   --------   --------
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES.........   (15,612)   (29,768)     8,260
                                                              --------   --------   --------
(DECREASE)INCREASE IN CASH AND CASH EQUIVALENTS.............      (387)    (4,548)     3,339
Cash and cash equivalents at beginning of period............     1,645      6,193      2,854
                                                              --------   --------   --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................  $  1,258   $  1,645   $  6,193
                                                              ========   ========   ========
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest (net of amount capitalized)..........  $ 19,599   $ 19,754   $ 22,318
                                                              ========   ========   ========
Cash paid for income taxes..................................  $ 21,709   $  7,862   $  4,682
                                                              ========   ========   ========

                 See notes to consolidated financial statements

                      AMERISTEEL CORPORATION & SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         MARCH 31, 1998, 1997 AND 1996

NOTE A -- BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of AmeriSteel Corporation, a Florida corporation and its wholly owned subsidiary (AmeriSteel Finance Corporation, a Delaware corporation) (together, the "Company") after elimination of all significant intercompany balances and transactions. As of April 1, 1996, the Company changed its name from Florida Steel Corporation (which it had used since 1956) to AmeriSteel Corporation. The predecessor of the Company was formed in 1937. The Company is a majority-owned subsidiary of FLS Holdings, Inc. ("the Parent").

NOTE B -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Credit Risk: The Company extends credit, primarily on a basis of 30-day terms, to various customers in the steel distribution, fabrication and construction industries, primarily located in the southeastern United States. The Company performs periodic credit evaluations of its customers and generally does not require collateral. Credit (recoveries)losses for the fiscal years 1998, 1997, and 1996 have been approximately $(28,000), $106,000 and $184,000, respectively.

     Business Segment: The Company is engaged in steel production and the manufacture, fabrication and marketing of steel products, primarily for use in construction and industrial markets. In the years ended March 31, 1998, 1997 and 1996, export sales were less than 1% of total sales.

     Cash Equivalents: The Company considers all highly liquid investments, with a maturity of three months or less when purchased, to be cash equivalents.

     Inventories: Inventories are stated at the lower of cost (first-in, first-out method) or market.

     Assets Held for Sale: Assets held for sale consists primarily of real estate and machinery and equipment held for sale which are carried at the lower of cost or net realizable value.

     Property, Plant and Equipment: Property, plant and equipment are stated at cost. Major renewals and betterments are capitalized and depreciated over their estimated useful lives. Maintenance and repairs are charged against operations as incurred. Upon retirement or other disposition of property, plant and equipment, the cost and related allowances for depreciation are removed from the accounts and any resulting gain or loss is reflected in the income statement.

     Interest costs for property, plant and equipment construction expenditures of approximately $0.5 million and $2.0 million were capitalized for the years ended March 31, 1998 and 1997, respectively. For financial reporting purposes, the Company provides for depreciation of property, plant and equipment using the straight-line method over the estimated useful lives of 20 to 30 years for buildings and improvements and 4 to 15 years for other equipment.

     Restricted IRB Funds: The Company accounts for restricted funds received from the proceeds of Industrial Revenue Bonds (IRBs) as Construction in Progress within Property, Plant and Equipment until such funds have been spent. As of March 31, 1998 and 1997, the Company had $2.7 million and $0 million, respectively, of such restricted IRB funds on its balance sheet.

     Goodwill: Goodwill consists of the excess of purchase price over the fair value of acquired assets and liabilities. Goodwill is stated at cost less accumulated amortization of $21.6 million and $17.5 million at March 31, 1998 and 1997, respectively. Goodwill is being amortized over a 25-year period.

     Deferred Financing Costs: The deferred financing costs as of March 31, 1998 and 1997, are net of accumulated amortization of $9.6 million and $9.0 million, respectively. These amounts will be amortized over the term of the respective debt instruments, which range from 1 to 10 years. The

                      AMERISTEEL CORPORATION & SUBSIDIARY

Company incurred financing costs of approximately $3.0 million in March 1998 related to the $130 million Senior Notes (see "Note D").

     Earnings per Common Share: In fiscal 1998, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS 128). Basic earnings per common share is based upon the weighted average number of common shares and the diluted earnings per common share is based upon the weighted average number of common shares plus the dilutive common equivalent shares outstanding during the period. The following is a reconciliation of the denominators of the basic and diluted earnings per common share computations shown on the face of the accompanying consolidated statements of income (in thousands):

                                                               1998     1997     1996
                                                              ------   ------   ------
Basic weighted average number of common shares..............  10,103   10,087   10,062
Dilutive effect of options outstanding......................      71       --       --
Diluted weighted average number of common and common
  equivalent shares outstanding.............................  10,174   10,087   10,062

     The Company's previously reported primary earnings per common share and fully diluted earnings per common share for fiscal 1997 and 1996 did not differ from the basic earnings per common share and the diluted earnings per common share, respectively, calculated under SFAS 128.

     Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Fair Value of Financial Instruments: The carrying amount of long-term borrowings approximates fair value due to market rates of interest and related maturities.

     Delivery Expenses: The Company's policy is to include all delivery expenses in cost of sales.

     Self Insurance: As part of its risk management strategies, the Company is self-insured, up to certain amounts, for risks such as workers' compensation, employee health benefits, and long-term disability. Risk retention is determined based on savings from insurance premium reductions, and, in the opinion of management, does not result in unusual loss exposure relative to other companies in the industry.

     Recent Accounting Pronouncements: In June 1997, the Financial Accounting Standards Board issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131) which establishes standards for reporting information about operating segments of a business. The statement, which is based on the management approach to segment reporting, includes requirements to report selected segment information and entity-wide disclosures about products and services, major customers, and the countries in which the Company holds assets and reports revenues. This statement becomes effective for the Company for reporting beginning in fiscal 1999. Management has determined that the adoption of SFAS 131 will not have a material effect on the consolidated financial statements.

     In February 1998, the Financial Accounting Standards Board issued Statement No. 132, "Employers Disclosures about Pensions and Other Post Retirement Benefits" (SFAS 132) which standardizes the disclosure requirements for defined contribution plans and defined benefit plans. The statement is effective for financial statements relating to fiscal years beginning after December 15,

                      AMERISTEEL CORPORATION & SUBSIDIARY

1997. Management has determined that the adoption of SFAS 132 will not have a material effect on the consolidated financial statements.

     Reclassifications: Certain amounts in the fiscal 1996 and 1997 financial statements have been reclassified to conform to the fiscal 1998 financial statement presentation.

NOTE C -- INVENTORIES

     Inventories consist of the following:

                                                                   MARCH 31,
                                                              -------------------
                                                                1998       1997
                                                              --------   --------
                                                               ($ IN THOUSANDS)
Finished goods..............................................  $ 87,511   $ 59,299
Work in-process.............................................     9,694     14,175
Raw materials and operating supplies........................    33,208     32,699
                                                              --------   --------
                                                              $130,413   $106,173
                                                              ========   ========

NOTE D -- BORROWINGS

     Long-term borrowings consist of the following:

                                                                   MARCH 31,
                                                              -------------------
                                                                1998       1997
                                                              --------   --------
                                                               ($ IN THOUSANDS)
Revolving Credit Agreement..................................  $ 40,070   $ 51,340
Industrial Revenue Bonds....................................    35,875     30,875
First Mortgage Notes........................................   100,000    100,000
Subordinated Intercompany Note..............................    40,000     50,000
Trade Loan Agreements.......................................     5,259      5,259
Note to Parent..............................................       367        435
                                                              --------   --------
                                                               221,571    237,909
Less current maturities.....................................     7,106        435
                                                              --------   --------
                                                              $214,465   $237,474
                                                              ========   ========

     On June 9, 1995, the Company entered into a revolving bank agreement (the "Revolving Credit Agreement"), which provides up to $140 million borrowings subject to a "borrowing base" amount. The borrowing base amount will not exceed the sum of 85% of eligible accounts receivable plus 65% of eligible inventory. Letters of credit are subject to an aggregate sublimit of $50 million. The Revolving Credit Agreement expires on June 9, 1999. The Revolving Credit Agreement contains certain covenants including, among other restrictions, financial ratios and limitations on indebtedness, liens, investments and disposition of assets and dividends. It is collateralized by first priority security interests in substantially all accounts receivable and inventory of the Company. The Company continued to be in compliance with these covenants throughout fiscal 1998. Loans under the Revolving Credit Agreement bear interest at a per annum rate equal to one of several rate options (LIBOR, Fed Funds, or Cost of Funds) based on the facility chosen at the time of borrowing plus an applicable margin determined by tests of performance from time to time. The effective interest rate at March 31, 1998 was 7.1%.

     The Company's industrial revenue bonds ("IRBs") were issued to obtain funding to construct facilities in Jackson, Tennessee; Charlotte, North Carolina; Jacksonville, Florida; and Plant City,

                      AMERISTEEL CORPORATION & SUBSIDIARY

Florida. The interest rates on these bonds range from 50% to 75% of the prime rate. $1.5 million of the IRBs matures in November 1998. $9.4 million of the IRBs matures in fiscal 2004, $5.0 million matures in fiscal 2015 and the remaining $20.0 million matures in fiscal 2018. The $5.0 million IRBs maturing in fiscal 2015 were issued in September 1997 for construction of a facility at the Jackson mill to recycle EC dust. The IRBs are backed by irrevocable letters of credit issued pursuant to the Revolving Credit Agreement. As of March 31, 1998, the Company had approximately $40.5 million of outstanding letters of credit, primarily for IRBs, insurance-related matters and surety bonds.

     The First Mortgage Notes were collateralized senior obligations of the Company limited in aggregate principal amount to $100 million and mature on December 15, 2000 if not called before that date (see below.) Interest on the First Mortgage Notes accrued at the rate of 11.5% per annum and was payable semiannually on each June 15 and December 15. The Company had assigned and pledged a security interest in substantially all the real and personal property of the four mills. The First Mortgage Notes ranked pari passu with respect to the payment in full of the principal and interest on all existing and future senior indebtedness of the Company and ranked senior to all subordinated indebtedness of the Company. The First Mortgage Notes contained covenants that included, without limitation, maintenance of sufficient consolidated net worth and limitations on additional indebtedness, transactions with affiliates, dispositions of assets, liens, dividends and distributions. The Company continued to be in compliance with these covenants throughout fiscal 1998.

     On March 30, 1998 the Company entered into a binding agreement to refinance the First Mortgage Notes by issuing $130 million of 8.75% unsecured Senior Notes, (the "Senior Notes"). The Senior Notes were issued on April 6, 1998 and mature on April 15, 2008. The First Mortgage Notes were subsequently redeemed in whole on May 11, 1998 at a call premium of 101.916%. See "Note L -- Subsequent Events" for a detailed discussion of the Senior Notes and the redemption of the First Mortgage Notes.

     On March 31, 1998 the Company redeemed $10 million of a $50 million note to a related party (the "Subordinated Intercompany Note") from proceeds from the sale of 454,545 shares of Class B common stock to an institutional investor. After this redemption, the Company's outstanding Subordinated Intercompany Note was $40 million with maturing dates through February 25, 2004. The Subordinated Intercompany Note bears interest at variable rates. The weighted average interest rate at March 31, 1998 was 7.60%. The Company intends to redeem an additional $20 million of Subordinated Intercompany Note before June 30, 1998 from proceeds of the Senior Notes. See "Note L -- Subsequent Events" for a detailed discussion of Senior Notes.

     The Note to Parent is an unsecured non-interest bearing note which is due on demand. Accordingly, amounts due are classified as current in the accompanying consolidated statements of financial position.

     The Company has borrowed $5.3 million as of March 31, 1998, under the Trade Loan Agreements. The loan bears interest at 7.3% and matures on June 30, 1998. Proceeds were used for the purchase of steel mill equipment.

                      AMERISTEEL CORPORATION & SUBSIDIARY

     The maturities of long-term borrowings for the fiscal years subsequent to March 31, 1998 are as follows:

FISCAL                                                         AMOUNT
------                                                    ----------------
                                                          ($ IN THOUSANDS)
1999....................................................      $  7,106
2000....................................................        40,070
2001....................................................            --
2002....................................................            --
2003....................................................        40,000
Thereafter..............................................       134,395
                                                              --------
                                                              $221,571
                                                              ========

NOTE E -- INCOME TAXES

     The provision for income taxes is comprised of the following amounts:

                                                               YEAR ENDED MARCH 31,
                                                            --------------------------
                                                             1998      1997     1996
                                                            -------   ------   -------
                                                                 ($ IN THOUSANDS)
Currently payable:
  Federal.................................................  $20,940   $7,391   $ 4,592
  State...................................................    2,960      597       604
                                                            -------   ------   -------
                                                             23,900    7,988     5,196
Deferred provision (benefit):
  Federal.................................................     (200)    (594)   (1,301)
  State...................................................   (1,700)     394       101
                                                            -------   ------   -------
                                                             (1,900)    (200)   (1,200)
                                                            -------   ------   -------
                                                            $22,000   $7,788   $ 3,996
                                                            =======   ======   =======

     A reconciliation of the difference between the effective income tax rate for each year and the statutory federal income tax rate follows:

                                                               YEAR ENDED MARCH 31,
                                                             -------------------------
                                                              1998      1997     1996
                                                             -------   ------   ------
                                                                 ($ IN THOUSANDS)
Tax provision at statutory rates...........................  $18,299   $5,544   $2,141
State income taxes, net of federal income tax effect.......    2,142      722      244
Goodwill amortization......................................    1,445    1,446    1,611
Other items, net...........................................      114       76       --
                                                             -------   ------   ------
                                                             $22,000   $7,788   $3,996
                                                             =======   ======   ======

                      AMERISTEEL CORPORATION & SUBSIDIARY

     The components of the deferred tax assets and liabilities consisted of the following at March 31:

                                                                1998       1997
                                                              --------   --------
                                                               ($ IN THOUSANDS)
DEFERRED TAX ASSET
  Allowance for doubtful accounts...........................  $    390   $    390
  Worker's compensation accrual.............................     1,097      1,413
  Employee benefits and related accruals....................     2,666      2,351
  Environmental remediation accrual.........................     3,563      3,414
  Federal loss carryforward.................................     1,103      1,654
  State loss carryforward...................................        --         40
  Pension accrual...........................................     2,823      2,334
  Post retirement benefits accrual..........................     3,313      3,306
  Other.....................................................       514        856
                                                              --------   --------
                                                                15,469     15,758
                                                              --------   --------
DEFERRED TAX LIABILITY
  Inventories...............................................      (996)    (1,992)
  Property, plant and equipment.............................   (56,932)   (57,903)
  Assets held for sale......................................    (2,161)    (2,432)
  Deferred compensation.....................................      (359)      (731)
  Property taxes............................................      (421)        --
                                                              --------   --------
                                                               (60,869)   (63,058)
                                                              --------   --------
NET DEFERRED TAX LIABILITY..................................  $(45,400)  $(47,300)
                                                              ========   ========

     The Company has a Federal net operating loss carryforward of approximately $3.1 million expiring in 2009. As a result of a change in tax fiscal year, recognition of Federal net operating loss carryforwards are limited to approximately $1.6 million each year.

NOTE F -- BENEFIT PLANS

     The Company maintains a defined benefit pension plan covering substantially all employees. The benefits are based on years of service and compensation during the period of employment. Annual contributions are made in conformity with minimum funding requirements and maximum deductible limitations.

                      AMERISTEEL CORPORATION & SUBSIDIARY

     The plan's funded status and the amounts recognized in the accompanying consolidated statements of financial position are as follows:

                                                                    MARCH 31,
                                                              ---------------------
                                                                1998        1997
                                                              ---------   ---------
                                                                ($ IN THOUSANDS)
Actuarial present value of benefit obligations:
  Accumulated benefit obligation including vested benefits
     of $76,978 and $66,249, at March 31, 1998 and 1997,
     respectively...........................................  $ 81,019    $ 71,157
                                                              ========    ========
Projected benefit obligation for service rendered to date...  $(97,531)   $(84,646)
Plan assets at fair value...................................   102,537      85,828
                                                              --------    --------
Projected benefit obligation less than plan assets..........     5,006       1,182
Unrecognized net gain.......................................   (11,769)     (6,549)
Unrecognized prior service cost.............................      (354)       (390)
                                                              --------    --------
Net accrued pension cost included in other long term
  liabilities...............................................  $ (7,117)   $ (5,757)
                                                              ========    ========

     The weighted average discount rates used in determining the actuarial present value of the accumulated benefit obligation were 7.25% and 7.75%, for the years ended March 31, 1998 and 1997, respectively. The rate of increase in future compensation levels was 4.5% for both years. The expected rate of return on plan assets was 9.5% for the years ended March 31, 1998 and 1997.

     Pension cost included in the accompanying consolidated statements of income is comprised of the following:

                                                            YEAR ENDED MARCH 31,
                                                        -----------------------------
                                                          1998      1997       1996
                                                        --------   -------   --------
                                                              ($ IN THOUSANDS)
Service cost..........................................  $  2,542   $ 2,802   $  2,695
Interest cost.........................................     6,395     6,223      5,756
Actual income from plan assets........................   (21,221)   (7,395)   (14,561)
Net amortization and deferral.........................    13,645       249      8,025
                                                        --------   -------   --------
Net pension cost......................................  $  1,361   $ 1,879   $  1,915
                                                        ========   =======   ========

     The Company also has a voluntary savings plan available to substantially all of its employees. Under this plan, the Company contributes amounts based upon a percentage of the savings paid into the plan by employees. The Company matches 50% of the employees' contributions up to 4% of employees' salaries. Costs under this plan were $1.3 million, $1.1 million, and $1.1 million for the years ended March 31, 1998, 1997 and 1996, respectively.

     The Company has an unfunded Supplemental Benefits Plan, which is a nonqualified plan that provides certain officers defined pension benefits in excess of limits imposed by federal tax laws. The charges to income under the Supplemental Benefits Plan for the years ended March 31, 1998, 1997 and 1996 were approximately $107 thousand, $282 thousand and $0 thousand, respectively.

                      AMERISTEEL CORPORATION & SUBSIDIARY

POST RETIREMENT BENEFITS

     The Company currently provides specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan. The Company has the right to modify or terminate these benefits. The following table summarizes the accumulated post retirement benefit obligations included in the Company's consolidated statements of financial position:

                                                                 MARCH 31,
                                                              ---------------
                                                               1998     1997
                                                              ------   ------
                                                                   ($ IN
                                                                THOUSANDS)
Retirees....................................................  $4,931   $4,496
Fully eligible active participants..........................     176      232
Other active plan participants..............................   3,481    3,015
                                                              ------   ------
          Total.............................................   8,588    7,743
Plan assets at fair value...................................      --       --
Unrecognized net gain.......................................     391    1,319
                                                              ------   ------
Accrued post retirement benefit obligation..................  $8,979   $9,062
                                                              ======   ======

     The following table summarizes the net post retirement benefit costs:

                                                               MARCH 31,
                                                              -----------
                                                              1998   1997
                                                              ----   ----
                                                                 ($ IN
                                                              THOUSANDS)
Service cost................................................  $213   $216
Interest cost...............................................   600    558
Gain........................................................   (11)   (23)
                                                              ----   ----
Net post retirement benefit cost............................  $802   $751
                                                              ====   ====

     The weighted average discount rate used in determining the accrued post retirement benefit obligation was 7.25% for fiscal 1998 and 7.75% for fiscal 1997. The gross medical trend rate was assumed to be 9.96% in 1997 and dropping
 .346% per year to 6.0% in 2008 and beyond for pre-65 retirees that retired before January 1, 1994, and 8.5% decreasing by .5% per year to 5.5% in 2003 and beyond for post-65 retirees that retired before January 1, 1994. For retirees on or after January 1, 1994, the trend rate is the same until the Company's expected costs are double the 1992 costs. At that point, future increases in the medical trend will be paid by the retirees. The health care cost trend rate assumption has a significant effect on the amount of the obligation reported.

     The incremental effect of a 1% increase in the medical trend rate would result in an increase of approximately $211,993 and $14,956 to the accrued post retirement benefit obligation and service cost plus interest cost, respectively, as of and for the year ended March 31, 1998.

NOTE G -- COMMON STOCK

     On October 16, 1997, the Board of Directors approved amendments to the Company's Articles of Incorporation and were effective on December 8, 1997. The amendments authorize 100,000,000 shares of $0.01 par value Class A common stock and 22,000,000 shares of $0.01 par value Class B common stock. Holders of Class A common stock and Class B common stock will be entitled to one vote per share and two votes per share, respectively. Class B common stock can only be issued or sold to the employees of the Company, a related party and an institutional investor.

                      AMERISTEEL CORPORATION & SUBSIDIARY

     In December 1997, the Company declared and paid a special dividend of approximately $6.1 million to its stockholders at $0.60 per share.

     On March 26, 1998 the Company issued 454,545 shares of Class B common stock for $10 million to an institutional investor. The proceeds were used to redeem $10 million of Subordinated Intercompany Note.

     In fiscal 1996, the Board of Directors approved a one time Stock Purchase/Option Plan (the Purchase Plan) available to essentially all employees. Employees who purchased stock were awarded stock options equal to six times the number of shares purchased. A total of 37,689 shares were sold under the Purchase Plan at a purchase price of $10.63 per share, with 30,444 shares outstanding as of March 31, 1998. The options were granted at fair value at the date of the grant, determined based on an independent appraisal as of the end of the previous fiscal year-end. The options have a four-year vesting period. A total of 226,134 options were granted under the Purchase Plan, with 180,474 options outstanding as of March 31, 1998. No options remain available for future grant. The issued options and shares become one third vested two years from the grant date, another one-third vested three years from the grant date and the remaining balance vested four years from the grant date. Options may be exercised for 10 years from the grant date.

     During fiscal 1996, the Board of Directors also approved the AmeriSteel Corporation Equity Ownership Plan (the Equity Ownership Plan) which provides for grants of common stock, options to purchase common stock and stock appreciation rights up to 438,852 shares. The Company has granted 164,100 incentive stock options and 52,100 shares of common stock under the Equity Ownership Plan through March 31, 1998, with 147,500 incentive stock options and 52,100 shares of common stock outstanding at March 31, 1998. All issued options and 49,600 shares of issued common stock become one third vested two years from the grant date, another one-third vested three years from the grant date and the remaining balance vested four years from the grant date. The remaining 2,500 shares of issued common stock become one-quarter vested for each of the four years following the grant date. All grants were at the fair market value of the common stock on the grant date, determined based on an independent appraisal as of the end of the previous fiscal year-end. Options may be exercised for 10 years from the grant date.

     The Company accounts for its stock-based compensation plans under Accounting Principles Board Opinion No. 25 (APB 25), under which no compensation expense has been recognized for the instruments issued under the Purchase Plan or the options issued under the Equity Ownership Plan. In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), which was effective for fiscal years beginning after December 15, 1995. SFAS No. 123 allows companies to continue following the accounting guidance of APB 25, but requires pro forma disclosure of net income and earnings per share for the effects on compensation expense had the accounting guidance of SFAS No. 123 been adopted. The pro forma disclosures are required only for stock-based awards granted subsequent to April 1, 1995.

     The Company adopted SFAS No. 123 for disclosure purposes in fiscal 1997. For SFAS No. 123 purposes, the fair value of each option grant under the Equity Ownership Plan and Purchase Plan has been estimated as of the date of the grant using a minimum value calculation with the following weighted average assumptions: risk-free interest rate of 6.5 percent for the Equity Ownership Plan in fiscal 1998, 1997 and 1996 and risk-free interest rate of 6.3 percent for the Purchase Plan in fiscal 1996; expected life of 7 years for the Equity Ownership Plan in fiscal 1998, 1997 and 1996 and expected life of 7 years for the Purchase Plan for fiscal 1996; and dividend rate of zero percent for the Equity Ownership Plan in fiscal 1998, 1997 and 1996 and dividend rate of zero percent for the Purchase Plan for fiscal 1996. Using these assumptions, the fair value of the stock options granted in

                      AMERISTEEL CORPORATION & SUBSIDIARY
fiscal 1998, 1997 and 1996 is $328,502, $270,363 and $806,282, respectively, which would be amortized as compensation expense over the vesting period of the options.

     The fair value of the stock issued in fiscal 1996 under the Purchase Plan has been estimated at the date of the grant using a minimum value calculation with the following weighted average assumptions: risk-free interest rate of 5.3 percent, expected life of 7 years and dividend rate of zero percent. Using these assumptions, the fair value of the issued stock in fiscal 1996 is $75,755. The fiscal 1996 fair value would be compensation expense for fiscal 1996.

     Had compensation cost been determined consistent with SFAS No. 123, utilizing the assumptions detailed above, the Company's net income and earnings per share would have been changed to the following pro forma amounts:

                                                              1998      1997     1996
                                                             -------   ------   ------
Net Income:
  As reported..............................................  $30,282   $8,052   $2,120
  Pro forma................................................   30,101    7,858    2,003
Earnings per common share:
  Basic earnings per common share --
     As reported...........................................  $  3.00   $ 0.80   $ 0.21
     Pro forma.............................................     2.98     0.78     0.20
Earnings per common share:
  Diluted earnings per common and common equivalent
     share --
     As reported...........................................  $  2.98   $ 0.80   $ 0.21
     Pro forma.............................................     2.96     0.78     0.20

     Because the SFAS No. 123 method of accounting has not been applied to stock-based compensation granted prior to April 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

     The following table summarizes stock option activity for the years ended March 31, 1998, 1997 and 1996:

                             EQUITY OWNERSHIP PLAN

                                      WEIGHTED-               WEIGHTED-               WEIGHTED-
                                       AVERAGE                 AVERAGE                 AVERAGE
                           NUMBER     EXERCISE     NUMBER     EXERCISE     NUMBER     EXERCISE
                          OF SHARES     PRICE     OF SHARES     PRICE     OF SHARES     PRICE
                            1998        1998        1997        1997        1996        1996
                          ---------   ---------   ---------   ---------   ---------   ---------
Outstanding, beginning
  of year...............    78,300     $12.50       12,000     $12.50          --      $   --
Granted.................    72,750      13.50       79,350      12.50      12,000       12.50
Exercised...............        --         --           --         --          --          --
Forfeited...............    (3,550)     12.65      (13,050)     12.50          --          --
Outstanding, end of
  year..................   147,500      12.99       78,300      12.50      12,000       12.50
                           =======                 =======                 ======
Options vested at year-
  end...................     4,000     $12.50      $    --     $   --          --      $   --
Weighted-average fair
  value of options
  granted during the
  year..................        --     $ 5.26           --     $ 4.61          --      $ 4.46

                      AMERISTEEL CORPORATION & SUBSIDIARY

                                 PURCHASE PLAN

                                      WEIGHTED-               WEIGHTED-               WEIGHTED-
                                       AVERAGE                 AVERAGE                 AVERAGE
                           NUMBER     EXERCISE     NUMBER     EXERCISE     NUMBER     EXERCISE
                          OF SHARES     PRICE     OF SHARES     PRICE     OF SHARES     PRICE
                            1998        1998        1997        1997        1996        1996
                          ---------   ---------   ---------   ---------   ---------   ---------
Outstanding, beginning
  of year...............   194,778     $12.50      221,094     $12.50           --     $   --
Granted.................        --         --           --         --      226,134      12.50
Exercised...............      (460)     12.50           --         --           --         --
Forfeited...............   (13,844)     12.50      (26,316)     12.50       (5,040)     12.50
Outstanding, end of
  year..................   180,474      12.50      194,778      12.50      221,094      12.50
                           -------                 -------                 -------
Options vested at year-
  end...................    60,158     $12.50           --     $   --           --     $   --
Weighted-average fair
  value of options
  granted during the
  year..................        --     $   --           --     $   --           --     $ 4.45

     The weighted-average remaining contractual life of the options under the Equity Ownership Plan and the Purchase Plan as of March 31, 1998 is 8.69 years and 7.50 years, respectively.

     The weighted-average fair value of the shares sold under the Purchase Plan during fiscal 1996 was $12.50.

NOTE H -- INCENTIVE COMPENSATION PLAN

     In 1989, the Board of Directors approved a short-term incentive plan to reward key employees who are significant to the Company's long-term success. The awards are based on the Company's actual operating results, as compared to targeted results. The plan provides for annual distributions to participants based on that relationship. The plan is amended annually by the Board of Directors to reflect changes in expected operating results, and to adjust target results accordingly. The fiscal 1998, 1997 and 1996 plans were based on actual return on capital employed as compared to target return on capital employed. The award was $4.0 million for fiscal 1998, $1.4 million for fiscal 1997, and $1.2 million for fiscal 1996, which amounts were included in salaries, wages and employee benefits.

NOTE I -- ENVIRONMENTAL MATTERS

     As the Company is involved in the manufacture of steel, it produces and uses certain substances that may pose environmental hazards. The principal hazardous waste generated by current and past operations is emission control dust (EC dust), a residual from the production of steel in electric arc furnaces. Environmental legislation and regulation at both the federal and state level over EC dust is subject to change, which may change the cost of compliance. While EC dust is generated in current production processes, such EC dust is being collected, handled and disposed of in a manner which management believes meets all current federal and state environmental regulations. The costs of such collection and disposal are being expensed and paid currently from operations. In addition, the Company has handled and disposed of EC dust in other manners in previous years, and is responsible for the remediation of certain sites where such EC dust was generated and/or disposed. In general, the Company's estimate of the remediation costs is based on its review of each site and the nature of the anticipated remediation activities to be undertaken. The Company's process for estimating such remediation costs includes determining for each site the expected remediation methods, and the estimated cost for each step of the remediation. In all such determinations, the Company employs

                      AMERISTEEL CORPORATION & SUBSIDIARY
outside consultants, and providers of such remedial services where necessary, to assist in making such determinations. Although the ultimate costs associated with the remediation are not presently known, the Company has estimated the total remaining costs to be approximately $12.7 million with these costs recorded as a liability as of March 31, 1998, the majority of which is associated with four sites.

     The Tampa mill site contains slag and soil that is contaminated with EC dust, a principal hazardous waste generated by past operations. The volume and mass estimates of the contamination is based on analytical data from soil borings, soil samples and groundwater-monitoring wells. The remediation approach selected by the Company, excavation and on-site treatment and disposal, was approved, and a permit issued, by the U.S. Environmental Protection Agency during FY 1996 and by the Florida Department of Environmental Protection during FY 1998 and the Company received a signed Consent Order in FY 1998 to begin the remediation process. The remediation cost estimates are based on the Company's previous experience with comparable projects as well as estimates provided by outside environmental consultants. The Company is responsible for the total remediation costs and currently estimates those costs to be approximately $8 million for this site. The Company expects cleanup at this site to be substantially completed by 2001.

     At the Jackson, Tennessee mill site, EC dust contaminated with Cesium 137, a man-made, radioactive material (incident-related material) has been stored in containers awaiting remediation. The remediation volumes and masses are based on actual measurements made by the outside contractor during the now complete cleanup, consolidation and containerization phase of the remediation. The approach for the remaining treatment, transport and disposal phase is based on the final Nuclear Regulatory Commission "Technical Position," dated March 20, 1997. The remediation cost estimate is based on a signed contract for the treatment and transportation and on a written price quotation for the disposal. The detailed workplan has been submitted to the regulatory agencies for approval. The Company is responsible for the total remediation cost and currently estimates those costs to be approximately $3 million for this site. The Company expects cleanup at this site to be substantially completed during fiscal 1999.

     The Sogreen site, a third party site, contains EC dust from the Company that was stored at this recycling location. The Company has been named as a potentially responsible party (PRP) for this site, and thus its estimated share of the remediation costs is approximately 43% (based on analytical data from soil borings and samples) of the total estimated remediation cost of approximately $4.3 million. The Company currently estimates its remaining obligation to be approximately $1 million. The estimate includes the cost of soil remediation and groundwater remediation based on an approach approved by the Georgia Environmental Protection Division. If the other PRPs were not to fulfill their obligations, the Company's management believes that the impact of additional future costs attributable to the Sogreen site on the Company's results of operations, financial condition and liquidity, would not be significant. The Company expects cleanup at this site to be substantially completed during fiscal 1999.

     The Stoller site, a third party site, contains metals from other PRPs and EC dust from the Company that was stored at this recycling location. The Company has been named as a PRP for this site. Outside contractors have measured the remediation volumes and masses during the now complete cleanup and consolidation phase of the remediation. The remainder of the remediation approach, on-site treatment and disposal, is being completed by the State of South Carolina and construction of the on-site vault base was completed in April 1998. Stabilization of metals contaminated soil is underway with the vault cap to be completed in calendar 1998. The Company's cost estimates are based on its previous experience with comparable projects as well as estimates confirmed by the State of South Carolina. An Allocation Agreement was published by the State of South Carolina during 1997 that attributes approximately 2% of the remaining estimated $10 million remediation cost to the Company,

                      AMERISTEEL CORPORATION & SUBSIDIARY
which the Company has already paid. The non-participating PRPs have intervened in the proceedings for approval of the agreement between the Company and the State of South Carolina in the federal court in order to contest the agreement. The Company's management believes that the finalized agreement will be approved by the court between July and August, 1998. If the Allocation Agreement is not approved under its present terms, the Company's management believes that its overall obligation could increase to approximately 50% of the total estimated remediation cost. The Company expects cleanup at this site to be substantially completed during fiscal 1999.

     The Company paid approximately $2.9 million in remediation costs in fiscal 1998. Of the $12.7 million accrued at March 31, 1998, the Company expects to pay approximately $4.9 million within one year. The timing of the remaining future payments for each future year is uncertain due to the various remediation alternatives being considered. However, the Company's management has estimated that all significant remediation should be completed by approximately 2002. The Company expensed approximately $3.3 million in fiscal 1998, and $2 million in each of the previous two fiscal years for environmental remediation costs.

     Based on past use of certain technologies and remediation methods by third parties, evaluation of those technologies and methods by the Company's consultants and quotations and third-party estimates of costs of remediation-related services provided to the Company or which the Company and its consultants are aware, the Company and its consultants believe that the Company's cost estimates are reasonable. In light of the uncertainties inherent in determining the costs associated with the clean-up of such contamination, including the time periods over which such costs must be paid, the extent of contribution by parties which are jointly and severally liable, and the nature and timing of payments to be made under cost sharing arrangements, there can be no assurance the ultimate costs of remediation may not be greater or less than the estimated remediation costs.

     The Company, through a third-party contractor and operator, constructed a facility at the Company's Jackson mill designed to utilize a technology developed by the third party to recycle the Company's EC dust which is regulated as a hazardous waste due to the presence of heavy metals. The facility has a design capacity to recycle up to 30 thousand tons of EC dust per year. The Company currently generates approximately 24 thousand tons of EC dust per year. The facility is designed to recycle the EC dust in two stages. In the first stage, the dust is fed into a rotary hearth furnace where the zinc in the dust is vaporized and collected as crude zinc oxide. The residual of the dust exits the furnace in the form of a reduced iron unit that can be fed into an electric furnace as a scrap substitute. In the second stage of the process, the crude zinc oxide is fed into a wet chemical process to extract lead and cadmium and produce a high quality saleable zinc oxide.

     The facility began operations in March 1997, however the second stage operations are undergoing further development given that new technology is involved in the process. In fiscal 1998, the contractor and third-party operator of the facility defaulted under its agreements with the Company. As a result, the Company expects to incur additional costs and capital expenditures in connection with the development and operation of the facility. The Company's depreciation policy for the facility, with a net book value of $23.3 million at March 31, 1998, is to depreciate the facility over its expected remaining useful life of 14 years and to periodically evaluate the remaining life and recoverability of the equipment. There can be no assurance, however, that the technology or the two-stage facility and process will be commercially developed and operated on a cost efficient basis.

                      AMERISTEEL CORPORATION & SUBSIDIARY

NOTE J -- COMMITMENTS

OPERATING LEASES

     The Company leases certain equipment and real property under noncancelable operating leases. Aggregate future minimum payments under these leases are as follows:

YEAR ENDING MARCH 31,                                          AMOUNT
---------------------                                     -----------------
                                                          ($ IN THOUSANDS)
      1999............................................         $1,843
      2000............................................          1,531
      2001............................................          1,267
      2002............................................          1,082
      2003............................................            899
      Thereafter......................................          1,300
                                                               ------
                                                               $7,922
                                                               ======

     Total rent expense was approximately $3.7 million, $4.1 million, and $4.2 million, for the years ended March 31, 1998, 1997 and 1996, respectively.

     On April 1, 1995, the Company entered into two noncancelable operating lease agreements with an initial lease term of five years to lease land and land improvements to a third party. Aggregate future minimum gross rentals under these leases is $100,000 per year. Net book value of the land and land improvements was $1.5 million at March 31, 1998.

SERVICE COMMITMENTS

     The Company entered into two noncancelable agreements to purchase transportation services. The rates charged are based on a fixed dollar amount and number of miles. These rates are subject to change each year based on inflation. The term for each agreement is 5 years, beginning April 1, 1995, renewable for successive one-year periods.

EMPLOYMENT AGREEMENT

     On June 1, 1994, the Company entered into a five-year employment agreement (the "Employment Agreement") with a senior member of management. The Employment Agreement provides for, among other benefits, a base annual salary of $255,000 plus incentives based on performance, and equity interest of 7.5% of the outstanding common stock of the Company to vest ratably over five years. Deferred compensation of $4,500,000 was recorded related to the common stock granted, and is being amortized on a straight-line basis over the term of the Employment Agreement. The Employment Agreement also provides for certain additional benefits in the event of termination.

LITIGATION

     The Company is defending various claims and legal actions which are common to its operations. While it is not feasible to predict or determine the ultimate outcome of these matters, none of them, in the opinion of management, will have a material effect on the Company's financial position or results of operations.

NOTE K -- OTHER OPERATING EXPENSES

     In September 1995, the Company closed the Tampa rolling mill. In fiscal 1996, the Company incurred non-cash charges of $12 million representing the write-down of property, plant and

                      AMERISTEEL CORPORATION & SUBSIDIARY
equipment to its estimated fair market value, and incurred cash charges of $3 million for severance payments and benefits costs for the termination of substantially all 116 Tampa rolling mill employees. All severance payroll and benefit costs were paid and charged against the liability during fiscal 1996, resulting in no liability for severance payroll and benefit costs at March 31, 1996. Approximately $1.8 million in net book value of property, plant and equipment related to the Tampa site, primarily land and buildings, was retained and is currently being used by the Company. The Company currently incurs minimal ongoing costs related to the Tampa mill land and building, primarily for ongoing warehousing and shipping operations, and the caretaking of environmental cleanup (see "Note I to consolidated financial statements -- Environmental Matters"), totaling approximately $300,000 annually. These costs are offset by short-term rental income attributable to this property of approximately $225,000 annually.

     The Company incurred an additional $.8 million charge in fiscal 1996 for the write-off of all future lease obligations (through November 1998) related to the closure of its fabricating plant in Woodbridge, Virginia.

NOTE L -- SUBSEQUENT EVENTS

     On April 3, 1998 the Company issued the Senior Notes which mature on April 15, 2008. The Senior Notes are senior unsecured obligations of the Company, and rank pari passu in right of payment with all current and future unsubordinated indebtedness. Interest on the Senior Notes is payable semiannually on April 15 and October 15 commencing October 15, 1998. The Senior Notes will be redeemable at the option of the Company, in whole or in part, on or after April 15, 2003 at the redemption prices set forth below:

YEAR                                                      REDEMPTION PRICE
----                                                      ----------------
2003....................................................      104.375%
2004....................................................      102.917%
2005....................................................      101.458%
2006 and thereafter.....................................      100.000%

     On or prior to April 15, 2001 the Company may redeem, on one or more occasions, up to 35% of the principal amount of Senior Notes with the net proceeds of one or more public equity offerings at a redemption price equal to 108.75% of the principal amount thereof, plus accrued interest, subject to certain other provisions.

     The Senior Notes contain covenants that include, among others, maintenance of sufficient consolidated net worth and limitations on additional indebtedness, transactions with affiliates, dispositions of assets, liens, dividends and distributions.

     The net proceeds of approximately $127.0 million were used to redeem the Company's $100 million, 11.5% First Mortgage Notes on May 14, 1998. Management also used $20 million to repay a portion of the Company's Subordinated Intercompany Note in June 1998 and the remaining proceeds to repay amounts owed under the Company's Revolving Credit Agreement and for general corporate purposes.

     In May 1998, the Company incurred an extraordinary charge of approximately $2.1 million when the First Mortgage Notes were redeemed. The extraordinary charge consisted of the writeoff of approximately $1.5 million of unamortized deferred finance costs and a call premium of approximately $1.9 million, net of a tax benefit of approximately $1.3 million.

     On June 2, 1998, the Company filed with the Securities and Exchange Commission a registration statement with respect to an offer to exchange the Senior Notes for a new issue of debt securities (the "New Notes") of the Company which will have the same form and terms as the Senior Notes except the New Notes will not bear legends restricting the transfer thereof.

                      AMERISTEEL CORPORATION & SUBSIDIARY

     On July 14, 1998, the Company amended and restated the Revolving Credit Agreement increasing the facility to $150 million. The Amended and Restated Credit Agreement is no longer subject to a "borrowing base" provision and now expires on July 13, 2003. The indenture with respect to the Senior Notes imposes a "borrowing base" test to the extent that the Company seeks to borrow more than $140 million under the Revolving Credit Agreement.

             ------------------------------------------------------
             ------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                          ----------------------------

                               TABLE OF CONTENTS

                                       PAGE
                                       -----
Available Information.................     2
Prospectus Summary....................     3
The Prior Offering....................     5
The Exchange Offer....................     5
The Notes.............................     8
Summary Historical and Unaudited Pro
  Forma Financial Data................    11
Summary Financial and Operating Data..    14
Risk Factors..........................    16
Capitalization........................    21
Unaudited Pro Forma Consolidated
  Financial Statements................    22
Selected Financial Data...............    25
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    27
Business..............................    34
Management............................    45
Principal Stockholders................    51
Description of Certain Other
  Indebtedness........................    51
Description of the New Notes..........    52
The Exchange Offer....................    53
Description of the Notes..............    61
Legal Matters.........................    88
Independent Certified Public
  Accountants.........................    88
Additional Information................    88
Index to Financial Statements.........   F-1
Report of Independent Certified Public
  Accountants.........................   F-2

             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------

                          ----------------------------

                               (AMERISTEEL LOGO)

                          ----------------------------

                                  $130,000,000

                          8 3/4% SERIES B SENIOR NOTES
                                    DUE 2008

                           --------------------------

                                   PROSPECTUS
                           --------------------------

                                 July 30, 1998

             ------------------------------------------------------
             ------------------------------------------------------